Exhibit 99.1 ANNUAL MEETING MARCH 22, 2011
BANK OF MONTREAL

Notice of Annual

Meeting of Shareholders

and Management Proxy Circular

January 31, 2011

Invitation to Shareholders

Invitation to Shareholders

It is our great pleasure to invite you to join the Bank of Montreal’s Board of Directors and senior leadership team at our Annual Meeting of Shareholders on March 22, 2011. It will take place in Vancouver, British Columbia, at The Four Seasons Hotel.

This important meeting is your opportunity to hear a first-hand account of our performance to date and our plans for the future – and for us to respond to any questions you may have. We encourage you to attend in person.

This meeting is also your opportunity to vote on the important issues. Whether or not you plan to attend in person, please exercise the power of your proxy vote through the easy-to-follow procedure that is explained in this Management Proxy Circular. We urge you to make your vote count.

Live coverage of the meeting will be available on our web site, www.bmo.com. Following the meeting, a recording of the proceedings will be available online, where you will also find the full text of the 2010 Annual Report, our quarterly results, presentations to the investment community, and other useful information about us.

Directors and management never lose sight of the fact that we guide this enterprise on behalf of you, our shareholders. We look forward to your participation on March 22.

Sincerely,

David A. Galloway	William A. Downe
Chairman of the Board	President and Chief Executive Officer

February 1, 2011

1	Bank of Montreal Management Proxy Circular

Notice of Annual Meeting

Notice of Annual Meeting of

Shareholders of Bank of Montreal

The Annual Meeting of Shareholders of Bank of Montreal will commence at 9:30 a.m. (local time) on Tuesday, March 22, 2011 at The Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia and will have the following purposes:

1.	receive the financial statements of Bank of Montreal (the “Bank”) for the financial year ended October 31, 2010 and the Shareholders’ Auditors’ report on those statements;
2.	elect the Board of Directors for 2011;
3.	appoint the Shareholders’ Auditors for 2011;
4.	consider and, if deemed fit, approve a resolution amending the Bank’s By-laws;
5.	consider and, if deemed fit, approve an advisory resolution on the Bank’s approach to executive compensation;
6.	consider the Shareholder proposals attached as Schedule 2 of the Management Proxy Circular; and
7.	transact any other business properly before the meeting.

Shareholders as at February 1, 2011 will be entitled to vote at the meeting. The number of eligible votes* that may be cast at the Annual Meeting of Shareholders is 567,773,318, such number being the total number of Common Shares of the Bank outstanding on February 1, 2011.

Whether or not you plan to attend the meeting in person, please complete the enclosed form of proxy and return it in the postage prepaid envelope provided, or fax it to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries. For your vote to be recorded, your proxy must be received by Computershare Trust Company of Canada, by fax at the numbers noted above, or by mail at its Toronto office, no later than 5:00 p.m. (Eastern Daylight Time) on Monday, March 21, 2011.

By order of the Board of Directors,

Blair F. Morrison

Senior Vice-President, Deputy General Counsel,

Corporate Affairs and Corporate Secretary

February 1, 2011

*	The actual number of eligible votes may be less due to voting restrictions set forth in the Bank Act as described on page 4 under “Restrictions on Voting”.

Bank of Montreal Management Proxy Circular	2

Voting Information

Management Proxy Circular

Annual Meeting of Shareholders

The Annual Meeting of Shareholders of the Bank on March 22, 2011 is our opportunity to engage with the Bank’s Shareholders and to discuss the Bank’s performance to date and our plans for the future. It is also your opportunity to vote on important matters. We encourage you to exercise your right to vote.

Management Proxy Circular

This Management Proxy Circular provides Shareholders with important information to make voting decisions. References to the “Bank”, “we”, “our” or “us” mean Bank of Montreal and where applicable, our subsidiaries. References to “Shareholders” mean Shareholders of the Bank.

Voting Information

Eligible Voters

On the record date of February 1, 2011, there were 567,773,318 outstanding Common Shares of the Bank (“Common Shares”). Subject to the Restrictions on Voting explained below, each Common Share you own as of the close of business on the record date entitles you to one vote.

Items of Business To Be Voted On

At the meeting, you will be voting on the following items of business:

•	election of directors to the Bank’s Board of Directors for 2011;
•	the appointment of Shareholders’ Auditors for the Bank for 2011;
•	amendments to the Bank’s By-laws;
•	our approach to executive compensation; and
•	certain Shareholder proposals.

A majority of votes (50% or more) cast at the meeting will determine each of these items of business.

Registered And Unregistered Shareholders

You are a registered Shareholder if your Common Shares are directly registered in your own name – that is, your name appears on your Common Share certificate or you hold Common Shares through a direct registration system for which you receive a statement confirming your holdings.

You are a non-registered Shareholder if an intermediary such as a financial institution, securities broker or trustee holds your Common Shares on your behalf. You own the Common Shares but the Common Shares are not directly registered in your own name. Most Shareholders are non-registered Shareholders.

Set out below are the voting instructions for registered Shareholders and non-registered Shareholders.

Registered Shareholder Voting Instructions

Registered Shareholders may vote in person at the meeting or by completing and returning the enclosed proxy.

Voting in person at the meeting

If you are a registered Shareholder and wish to vote your Common Shares in person at the meeting, do not complete or return the enclosed proxy form. Your vote will be taken and counted at the meeting. Please register with our transfer agent, Computershare Trust Company of Canada, upon arrival at the meeting.

Voting by way of proxy

A proxy is a form on which you can choose another person – called a proxyholder – to represent you at the meeting (or any adjournment) and vote your Common Shares for you. We have enclosed a proxy form with this Management Proxy Circular.

Proxyholders

You can choose any person or company as your proxyholder. Your proxyholder need not be a Shareholder of the Bank. If you don’t wish to appoint the person named in the proxy, write the name of the person you wish to appoint in the blank space in the enclosed proxy form. It is important to ensure that a chosen proxyholder will attend the meeting and vote your Common Shares. If you leave the space blank then David Galloway or William Downe, each of whom is a director of the Bank, will be chosen as your proxyholder.

Proxyholders have discretionary authority to deal with amendments or variations to matters set out in the Notice of Annual Meeting or other matters that properly come before the meeting. At the time of printing this Management Proxy Circular, management of the Bank is not aware of any amendment, variation or other matter expected to come before the meeting.

Voting Instructions

You may vote your Common Shares FOR or WITHHOLD on the election of each director and the appointment of the Shareholders’ Auditors. On the other voting matters, you may vote your Common Shares FOR or AGAINST. Your proxyholder must vote your Common Shares as you instruct in the proxy form. If you do not instruct your proxyholder how to vote your Common Shares, then your proxyholder will decide.

Unless you provide contrary instructions, your Common Shares will be voted as follows: FOR the election of the nominee directors to the Board, the appointment of the Shareholders’ Auditors, the amendments to the Bank’s By-Laws and the Bank’s approach to executive compensation and AGAINST the Shareholder proposals.

3	Bank of Montreal Management Proxy Circular

Voting Information

Returning the Proxy Form

The enclosed proxy form tells you how to complete and return your proxy form. Please ensure that you return the proxy form to the Bank’s transfer agent, Computershare Trust Company of Canada, in the envelope provided, or by fax to 1-866-249-7775 within Canada and the United States or 416-263-9524 from all other countries so that it arrives no later than 5:00 p.m. (Eastern Daylight Time) on March 21, 2011.

Revoking the Proxy Form

If you change your mind, you must deliver a signed written notice to the Corporate Secretary of the Bank not later than the last business day before the meeting or any adjournment, or to the Chairman on the day of the meeting or any adjournment prior to the meeting’s commencement or continuation as applicable. The address for the Corporate Secretary of the Bank is:

Corporate Secretary’s Department

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Attention: Blair F. Morrison, Senior Vice-President,

Deputy General Counsel, Corporate Affairs

and Corporate Secretary

Fax: 416-867-6793

Non-Registered Shareholder Voting Instructions

Non-registered Shareholders will receive a voting instruction form or a proxy form from their intermediaries.

Mark your voting instructions on the voting request form or proxy form, and return the signed form according to the intermediary’s instructions.

The Bank does not have unrestricted access to the names of its non-registered Shareholders. We may not have any record of your shareholdings or entitlement to vote at the meeting unless your intermediary has appointed you as proxyholder.

If you wish to vote in person at the meeting, insert your own name in the space provided for proxyholder appointment on the voting request form or proxy form and return the signed form according to the intermediary’s instructions. Do not complete the voting section of the form, since your vote will be taken at the meeting. Please register with the transfer agent, Computershare, upon arrival at the meeting.

If you submitted your proxy or voting instructions, and then want to revoke your voting instructions or decide that you want to vote in person at the meeting, contact your intermediary to determine how to do that.

Management’s Solicitation of Proxies

We are sending you this Management Proxy Circular for soliciting proxies by the Bank’s management for use at the meeting. Costs of the solicitation are paid by the Bank. The solicitation will be primarily by mail but you may also be called, receive a letter or be spoken to. The Bank will use the services of an outside agency, Phoenix Advisory Partners, to solicit proxies, at an estimated cost to the Bank of approximately $30,000 plus additional charges related to telephone calls.

Restrictions on Voting

Common Shares beneficially owned by the following persons and entities cannot vote:

•	the Government of Canada or any of its agents (unless the Minister of Finance and Governor in Council have approved);
•	the government of a province or any of its agencies;
•	the government of a foreign country or any political subdivision of a foreign country or any of its agencies; and
•	any person who has acquired more than 10% of any class of shares of the Bank (unless the Minister of Finance has approved).

Also, no person, or entity controlled by any person, may cast votes in respect of any shares beneficially owned by the person or entity that represent, in the aggregate, more than 20% of the eligible votes that may be cast.

To the knowledge of the directors and officers of the Bank, as of January 31, 2011, no one person or entity beneficially owned, directly or indirectly, or exercised control or direction over more than 10% of the issued and outstanding Shares.

Confidentiality

The Bank’s transfer agent, Computershare, counts the proxies independently of the Bank to preserve the confidentiality of the votes. Computershare only discusses proxies with the Bank when a Shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

Contacting the Bank’s Transfer Agent

For general Shareholder inquiries, contact the transfer agent:

by mail:

Computershare Trust Company of Canada

100 University Avenue

9th Floor, North Tower

Toronto, Ontario M5J 2Y1

or by telephone:

within Canada and the United States at 1-800-340-5021

and from all other countries at 514-982-7800

or by fax:

within Canada and the United States at 1-888-453-0330

and from all other countries at 416-263-9394

or by e-mail:

service@computershare.com

Questions at the meeting

You can ask your question in person at the meeting, submit your question at the time of registration at the meeting with Computershare, or submit it on the webcast at www.bmo.com. You can also submit a question by writing to the Corporate Secretary at Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario, M5X 1A1 or by email at: corp.secretary@bmo.com.

Shareholder Proposals

The final date for submitting Shareholder proposals to the Bank for the next Annual Meeting of Shareholders is November 3, 2011.

Date of Management Proxy Circular

This Management Proxy Circular is dated January 31, 2011 and all information is as at that date, unless stated otherwise.

Bank of Montreal Management Proxy Circular	4

Business of the Meeting

Business of the Meeting

1.	Financial Statements

The Consolidated Financial Statements for the year ended October 31, 2010 are included in our 2010 Annual Report.

2.	Election of the Board of Directors

The 16 nominees proposed for election as directors of the Bank are listed beginning on page 7. All of the proposed nominees who are currently directors were elected at the last Annual Meeting of Shareholders held on March 23, 2010 with the exception of Ms. Sophie Brochu who stands as a nominee. All nominees have established their eligibility and willingness to serve as directors. Directors will hold office until the next Annual Meeting of Shareholders of the Bank or until their successors are elected or appointed.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote for the election of the nominees listed beginning on page 7. If, for any reason, at the time of the meeting any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy will vote at their discretion for a substitute nominee or nominees.

Majority Voting for Directors

The Board has adopted a policy stipulating that if the votes in favour of the election of a director nominee at a meeting of Shareholders represent less than a majority of the shares voted and withheld, the nominee will submit his or her resignation promptly after the meeting for the Governance and Nominating Committee’s consideration. The Committee will make a recommendation to the Board after reviewing the matter, and the Board’s decision to accept or reject the resignation will be disclosed to the public. The nominee will not participate in any Committee or Board deliberations in considering the resignation. The policy does not apply in circumstances involving contested director elections.

3.	Appointment of Shareholders’ Auditors

The directors propose that the firm of KPMG LLP be appointed as Shareholders’ Auditors of the Bank for the 2011 fiscal year. KPMG LLP has served continuously since 1990 as one of the Bank’s auditing firms and became the Bank’s sole auditing firm on November 1, 2003. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the appointment of KPMG LLP as Shareholders’ Auditors.

Pre-Approval Policies and Procedures

As part of the Bank’s corporate governance practices, the Board continues to ensure that a strict policy is in place limiting the Shareholders’ Auditors from providing services not related to their role as Shareholders’ Auditors.

All services provided by the Shareholders’ Auditors are pre-approved by the Audit Committee as they arise or through an annual pre-approval of amounts for specific types of services. All services comply with the Bank’s Auditor Independence Policy, as well as professional standards and securities regulations governing auditor independence.

Shareholders’ Auditors’ Service Fees

Aggregate fees paid to the Shareholders’ Auditors during the fiscal years ended October 31, 2010 and 2009 were as follows:

Fees in millions of dollars (1)	2010	2009
Audit fees	$12.4	$12.0
Audit-related fees (2)	0.7	0.2
Tax fees	0.0	0.0
All other fees (3)	0.0	0.2
Total	$13.1	$12.4

Notes

(1)	The classification of fees is based on applicable Canadian securities laws and United States Securities and Exchange Commission definitions.

(2)	Audit-related fees for 2010 and 2009 related to fees paid for accounting advice, specified procedures on the Management Proxy Circular and other specified procedures.

(3)	All other fees for 2010 and 2009 relate primarily to fees paid for reviews of compliance with regulatory requirements for financial information and reports on internal controls over services provided by various BMO Financial Group businesses. Also included in 2010 and 2009 were translation services.

4.	Amendments to the Bank’s By-laws

On January 25, 2011, the Board of Directors resolved to amend certain provisions of the Bank’s Amended and Restated By-laws (“By-laws”). These amendments are part of the Bank’s continual assessment of best governance practices.

The changes to the By-laws are not of a nature that would require a special resolution of Shareholders for approval. The changes made to the By-laws were to: (i) increase the minimum quorum requirement for meetings of the Shareholders to two or more Shareholders representing at least 25% of the shares entitled to vote; (ii) increase the minimum quorum requirement for meetings of the Board of Directors to a majority of the directors; (iii) increase the minimum quorum requirement for committee meetings to a majority of members; and (iv) remove the chairman’s second or casting vote on tie votes at meetings of the Board of Directors.

At the meeting, Shareholders will be asked to approve the following resolution, with or without variation:

“THAT the following amendments to the Amended and Restated By-laws of the Bank be and are hereby confirmed:

1.	Article 3.02 is amended by 1) changing the words ‘any shareholder or shareholders’ to read ‘any two (2) or more shareholders’ and 2) changing the words ‘ten percent (10%)’ to read ‘twenty-five percent (25%)’ so that Article 3.02 shall read as follows:

‘Article 3.02 Quorum

At any meeting of shareholders, any two (2) or more shareholders of the Bank entitled to vote at such meeting present in person or represented by proxy at the opening of the meeting and representing in person or by proxy at least twenty-five percent (25%) of the shares entitled to vote at such meeting shall constitute a quorum for the transaction of business.’

2.	Article 4.02 is amended by changing the words ‘Subject to the Act, four (4) directors’ to read ‘A majority of the directors’ so that Article 4.02 shall read as follows:

‘Article 4.02 Quorum

A majority of the directors shall constitute a quorum at any meeting of the board of directors.’

5	Bank of Montreal Management Proxy Circular

Business of the Meeting

3.	Article 4.05 is amended by adding the word ‘not’ before the words ‘be entitled’ so that Article 4.05 shall read as follows:

‘Article 4.05 Votes to Govern

At meetings of the directors, all questions, except those for which the Act provides special voting requirements, shall be decided by a majority of the votes cast on the question. In case of an equality of votes, the chairman of the meeting shall not be entitled to a second casting vote.’

4.	Article 5.02 is amended by changing the words ‘two (2) members’ to ‘a majority’ so that Article 5.02 shall read as follows:

‘Article 5.02 Procedure and Quorum

Unless otherwise determined by the directors, each committee shall have the power to elect its chairman, regulate its procedure and fix its quorum, except that no less than a majority of any committee shall constitute a quorum at a meeting thereof.’”

To be effective, the resolution must be approved by a majority of the votes cast by Shareholders thereon in person and by proxy. The persons set out in the enclosed form of proxy, unless instructed otherwise, intend to vote for this resolution.

5.	Advisory Vote on Approach to Executive Compensation

Compensation strategies are critically important to driving the Bank’s success and improving shareholder value. The governing objective of our executive compensation programs is to align executive interests with those of our Shareholders. This objective is reflected in our philosophy of pay for performance based on competitive market practice. Detailed disclosure of our executive compensation program is provided in the Compensation Discussion and Analysis starting on page 25 of this Management Proxy Circular.

The Bank believes that its compensation objectives of providing pay for performance to its executive officers, including the Named Executive Officers identified in this Management Proxy Circular, without encouraging excessive or inappropriate risk-taking, are appropriate. As supported by independent studies commissioned by the Human Resources Committee, the Bank believes its approach to executive compensation as disclosed in this Management Proxy Circular strongly aligns with these objectives, and is in the best interest of Shareholders. This advisory vote by Shareholders forms an important part of the ongoing process of engagement between Shareholders and the Board of Directors on compensation matters.

At the meeting, Shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in this Management Proxy Circular delivered in advance of the 2011 Annual Meeting of Shareholders of the Bank.”

Approval of this resolution will require that it be passed by a majority of the votes cast by Shareholders thereon in person and by proxy. Because your vote is advisory, it will not be binding upon the Board. However, the Human Resources Committee will take into account the results of the vote when considering future executive compensation arrangements. Comments and questions on our executive compensation practices are welcome. Comments and questions may be directed to Bank of Montreal, Corporate Secretary’s Department, 21st Floor, 1 First Canadian Place, Toronto, Ontario M5X 1A1 Fax: (416) 867-6793 Telephone: (416) 867-6785 E-mail: corp.secretary@bmo.com. Alternatively, page 54 sets out contact details for Shareholders who wish to communicate directly with the Board of Directors. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the acceptance of the approach to executive compensation disclosed in this Management Proxy Circular.

6.	Shareholder Proposals

Shareholder proposals submitted for the consideration of Shareholders are attached as Schedule 2 of this Management Proxy Circular. The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote against the Shareholder proposals set out in Schedule 2 of this Management Proxy Circular.

Bank of Montreal Management Proxy Circular	6

Nominees for Election to Board of Directors

Nominees for Election to Board of Directors

Robert M. Astley Age: 66 Waterloo, Ontario Canada Director Since: 2004 Independent (1) Areas of Expertise: Financial Services

Bob Astley, a Corporate Director, is the former President and Chief Executive Officer of Clarica Life Insurance Company, a life and health insurance company headquartered in Waterloo, Ontario, and former President of Sun Life Financial Canada, comprising the Canadian life and health insurance and wealth management operations of Sun Life Financial Inc. In 1999, as President and Chief Executive Officer of Mutual Life of Canada, he led the organization and its stakeholders through demutualization, an initial public offering and a corporate name change to Clarica Life Insurance Company. With the combining of the operations of Clarica and Sun Life Financial Services of Canada Inc. in 2002, Mr. Astley was appointed President of Sun Life Financial Canada, a position he held until his retirement in September 2004. Mr. Astley is Chairman and director of the CPP Investment Board and a member of the Dean’s Advisory Council of the School of Business and Economics at Wilfrid Laurier University. He graduated from the University of Manitoba with an Honours degree in Science and is a Fellow of the Canadian Institute of Actuaries.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				17 of 17	100%	45 of 45	100%
	Governance and Nominating				9 of 9	100%
	Human Resources (Chair)				10 of 10	100%
	Risk Review				9 of 9	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS
	None
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	11,485	24,675	36,160	$ 2,089,325	$ 600,000	$ 1,489,325	20.9
	2009	11,485	19,959	31,444	$ 1,635,088	$ 600,000	$ 1,035,088	16.4
	Net Change	—	4,716	4,716	$ 454,237	$ —	$ 454,237	4.5
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $211,500 ($211,500 in DSUs)

David R. Beatty, O.B. E., F.ICD Age: 68 Toronto, Ontario Canada Director Since: 1992 Independent (1) Areas of Expertise: Financial Services Materials

David Beatty is Chairman and Chief Executive Officer of Beatinvest Limited, a holding company, Chairman of Inmet Mining, Chairman of Western Coal Corp. and is the former Managing Director of the Canadian Coalition for Good Governance, an organization that represents 50 pension funds, mutual funds and money managers with over $1 trillion in assets under management. He is Professor of Strategic Management and Director of the Clarkson Centre for Business Ethics and Board Effectiveness at the University of Toronto’s Rotman School of Management. Mr. Beatty is Honorary Consul to Canada for the Government of Papua New Guinea and in 1993 was awarded the O.B.E. A graduate in economics from the University of Toronto (Trinity College), he was a Nuffield Scholar at the University of Cambridge (Queen’s College) where he obtained an M.A.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
	Board of Directors				13 of 17	76%
	Human Resources				9 of 9	100%	31 of 35	89%
	Risk Review				9 of 9	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
	FirstService Corporation				2001 – Present			– Corporate Governance (Chair)
								– Executive Compensation
	Inmet Mining Corporation				2003 – Present			– Chairman
	Western Coal Corp.				2010 – Present			– Chairman
	Garbell Holdings Limited				1995 – 2006
	Goldcorp Inc.				1994 – 2006
	Husky Injection Molding Systems Ltd.				2004 – 2007
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	—	42,600	42,600	$ 2,461,428	$ 600,000	$ 1,861,428	24.6
	2009	4,000	39,767	43,767	$ 2,275,884	$ 600,000	$ 1,675,884	22.8
	Net Change	(4,000)	2,833	(1,167)	$ 185,544	$ —	$ 185,544	1.8
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $164,000 ($50,000 in DSUs and $114,000 in cash)

7	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Sophie Brochu Age: 47 Bromont, Quebec Canada Independent (1) Areas of Expertise: Energy Industrials

Sophie Brochu holds the position of President and Chief Executive Officer of Gaz Métro. Ms. Brochu is a graduate in Economics from Université Laval in Quebec City where she specialized in the energy field. She sits on the Board of Gaz Métro as well as on the Boards of Bell Canada and BCE. She is also Chair of the Board of the Montreal Museum of Archaeology and History (Pointe-à-Callière). Ms. Brochu is co-president of the Centraide of Greater Montreal campaign for 2010 and is also involved in the 80, ruelle de l’Avenir project, which aims to combat school dropout in the Centre-Sud and Hochelaga Maisonneuve neighbourhoods.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
Not currently a director

	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
	BCE Inc.				2010 – Present			– Audit
– Corporate Governance
SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	—	—	—	$ —	$ 600,000	$ —	—
OPTIONS HELD (7)
Nil
VALUE OF TOTAL COMPENSATION RECEIVED
N/A

Robert Chevrier, F.C.A. Age: 67 Montreal, Quebec Canada Director Since: 2000 Independent (1) Areas of Expertise: Financial Services Industrials

Robert Chevrier is President of Société de gestion Roche Inc., a management and investment company. He was formerly Chairman and Chief Executive Officer of Rexel Canada Inc. He is a director of Cascades Inc., CGI Group Inc. and Compagnie de Saint-Gobain and is Chairman of the Board of Richelieu Hardware Ltd. Mr. Chevrier is a graduate of Concordia University and is a Fellow of the Institute of Chartered Accountants.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE			ATTENDANCE (TOTAL)
	Board of Directors				17 of 17	100%
	Audit				6 of 6	100%	27 of 27	100%
	The Pension Fund Society of the Bank of Montreal (Chair)				4 of 4	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
	Cascades Inc.				2003 – Present			– Lead Director, Audit (Chair)
	CGI Group Inc.				2003 – Present			– Human Resources (Chair)
	Compagnie de Saint-Gobain				2007 – Present			– None
	Richelieu Hardware Ltd.				1991 – Present			– Chairman of the Board
	Addenda Capital Inc.				2004 – 2008
	Transcontinental Inc.				2001 – 2008
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	13,321	18,628	31,949	$1,846,013	$ 600,000	$1,246,013	18.5
	2009	13,296	16,921	30,217	$1,571,284	$ 600,000	$ 971,284	15.7
	Net Change	25	1,707	1,732	$ 274,729	$ —	$ 274,729	2.8
	OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	March 1, 2002		March 1, 2012	7,500	$36.01		4,723	102,820
	February 28, 2003		February 28, 2013	3,000	$43.25		3,000	43,590
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $179,500 ($50,000 in DSUs and $129,500 in cash)

Bank of Montreal Management Proxy Circular	8

Nominees for Election to Board of Directors

George A. Cope Age: 49 Toronto, Ontario Canada Director Since: 2006 Independent (1) Areas of Expertise: Financial Services Telecommunications

George Cope is President and Chief Executive Officer of BCE Inc. and Bell Canada, focused on driving profitable growth, enhancing customer service and delivering leading communications products to Bell’s national marketplace. Prior to joining BCE Inc. and Bell Canada in 2005, Mr. Cope was President and Chief Executive Officer of national wireless carrier TELUS Mobility since 2000. Previously, he served as President and Chief Executive Officer of national wireless carrier Clearnet Communications for 13 years. Mr. Cope serves on the Advisory Board of the Richard Ivey School of Business at The University of Western Ontario. Mr. Cope holds a Business Administration (Honours) degree from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors				16 of 17	94%
		Human Resources*				5 of 5	100%	24 of 26	92%
		Risk Review†				3 of 4	75%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		BCE Inc.				2008 – Present		– None
		Bell Aliant				2008 – Present		– Chairman
		NII Holdings, Inc.				2004 – 2010
	SECURITIES HELD
		Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2010	9,660	11,806	21,466	$ 1,240,305	$ 600,000	$ 640,305	12.4
		2009	9,660	8,683	18,343	$ 953,836	$ 600,000	$ 353,836	9.5
		Net Change	—	3,123	3,123	$ 286,469	$ —	$ 286,469	2.9
	OPTIONS HELD (7)
		Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
		2010: $154,500 ($154,500 in DSUs)
	*	Effective March 23, 2010, Mr. Cope was appointed to the Human Resources Committee.
	†	Effective March 23, 2010, Mr. Cope ceased to be a member of the Risk Review Committee.

William A. Downe Age: 58 Toronto, Ontario Canada Director Since: 2007 Non-Independent (1) Areas of Expertise: Financial Services Energy Health Care

Bill Downe is President and Chief Executive Officer of BMO Financial Group. Since joining the Bank in 1983, he has served in several capacities. Prior to March 1, 2007, he was Chief Operating Officer, with responsibility for all of the Bank’s operating units including P&C Canada and U.S., BMO Capital Markets, Private Client Group, Technology and Operations and Corporate Marketing. Prior to that, Mr. Downe served four years as Deputy Chair, BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, a role in which he oversaw BMO Capital Markets, the Private Client Group and BMO Financial Group’s operations in the U.S. Mr. Downe serves on the Board of Directors of BMO Nesbitt Burns Corporation Limited and Harris Financial Corp. (both subsidiaries of the Bank). In the U.S., Mr. Downe is the past President of the Federal Reserve Advisory Council, and is currently a member of the Rush University Medical Center Board of Trustees as well as their Compensation and Human Resources Committee, and a Director of Catalyst Inc. and its Canadian Advisory Board. In Canada, he serves on the Board of St. Michael’s Hospital Foundation. Mr. Downe is also a member of The International Advisory Council of Guanghua School of Management at Peking University. Mr. Downe holds an M.B.A. from the University of Toronto.

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors*	16 of 16	100%	50 of 50	100%
Audit†	6 of 6	100%
Governance and Nominating†	9 of 9	100%
Human Resources†	10 of 10	100%
Risk Review†	9 of 9	100%
PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS
None
SECURITIES HELD
Year	Common Shares (2)	Units (10)	Total of Common Shares and Units	Total Amount at Risk (4)	Minimum Required (11)	Amount Exceeding Minimum Required (11)
2010	167,945	252,830	420,775	$ 24,312,380	$ 7,298,200	$ 17,014,180
2009	154,799	202,536	357,335	$ 18,581,420	$ 8,155,000	$ 10,426,420
Net Change	13,146	50,294	63,440	$ 5,730,960	$ 6,587,760
OPTIONS HELD
Mr. Downe did not receive compensation for his services as a director and was not entitled to receive options under the Non-Officer Director Stock Option Plan as described on page 47.
*	Mr. Downe did not attend the single purpose Board meeting held on December 14, 2009 to discuss CEO compensation.
†	During fiscal 2010, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.

9	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Christine A. Edwards Age: 58 Chicago, Illinois United States Director Since: 2010 Independent (1) Areas of Expertise: Financial Services

Christine Edwards is a Capital Partner in Winston & Strawn’s Corporate Practice Group. Prior to joining Winston & Strawn in 2003, she was Executive Vice-President and Chief Legal Officer at Bank One Corporation with responsibilities for the Company’s law, compliance, regulatory and government relations functions. Ms. Edwards was ranked nationally in the area of Financial Services and Securities Regulation by Chambers USA and America’s Leading Lawyers for Business; was named an Illinois Super Lawyer in 2008, 2009 and 2010 and is listed in The Legal 500. Ms. Edwards serves on the Board and Chairs the Audit Committee for Rush University Medical Center, a leading academic medical center in Chicago. Ms. Edwards serves in Washington D.C. on the Oversight Board of the U.S. Chamber of Commerce Center for Capital Markets Competiveness. Ms. Edwards received a B.A. in English and Education from the University of Maryland and a J.D., with honors, from the University of Maryland School of Law.

	BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
		Board of Directors*				4 of 5	80%	7 of 8	88%
		Risk Review†				3 of 3	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
		None
	SECURITIES HELD
		Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
		2010	—	659	659	$ 38,077	$ 600,000	$ (561,923)	0.4
	OPTIONS HELD (7)
		Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
		2010: $39,000 ($39,000 in DSUs)
	*	Effective August 1, 2010, Ms. Edwards was appointed to the Board of Directors of Bank of Montreal.
	†	Effective August 1, 2010, Ms. Edwards was appointed to the Risk Review Committee.

Ronald H. Farmer Age: 60 Toronto, Ontario Canada Director Since: 2003 Independent (1) Areas of Expertise: Financial Services Health Care Industrials Materials

Ron Farmer is Managing Director of Mosaic Capital Partners, a Toronto-based holding company with interests in several private companies. Prior to joining Mosaic in 2003, he spent 25 years with McKinsey & Company, serving as the Managing Partner for the Canadian practice from 1991 to 1997. Mr. Farmer is the Chairman of PowerMetal Technologies, Inc. and Boatracs Inc. He also serves on the Dean’s Advisory Council of the Schulich School of Business. He holds a B.A. and an M.B.A. from The University of Western Ontario.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				17 of 17	100%	33 of 33	100%
	Audit				6 of 6	100%
	Human Resources				10 of 10	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS
	None
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	9,000	24,780	33,780	$ 1,951,808	$ 600,000	$ 1,351,808	19.5
	2009	9,000	20,773	29,773	$ 1,548,196	$ 600,000	$ 948,196	15.5
	Net Change	—	4,007	4,007	$ 403,612	$ —	$ 403,612	4.0
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $170,500 ($170,500 in DSUs)

Bank of Montreal Management Proxy Circular	10

Nominees for Election to Board of Directors

David A. Galloway

Age: 67

Toronto, Ontario

Canada

Director Since: 1998

Independent (1)

Areas of Expertise:

Consumer Discretionary

Consumer Staples

Financial Services

Health Care

Industrials

Telecommunications

David Galloway is Chairman of the Board of Bank of Montreal, having been appointed to this position effective May 1, 2004. He was President and Chief Executive Officer of Torstar Corporation from 1988 to 2002. He is a director of Harris Financial Corp. (a Bank of Montreal subsidiary) and a member of its Risk Oversight Committee. Mr. Galloway has a B.A. (Hons.) in political science and economics from the University of Toronto and an M.B.A. from Harvard Business School.

BOARD/COMMITTEE MEMBERSHIP	ATTENDANCE	ATTENDANCE (TOTAL)
Board of Directors	17 of 17	100%	54 of 54	100%
Audit	6 of 6	100%
Governance and Nominating	9 of 9	100%
Human Resources	10 of 10	100%
Risk Review	9 of 9	100%
The Pension Fund Society of the Bank of Montreal*	3 of 3	100%
PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS	CURRENT BOARD COMMITTEE MEMBERSHIPS
Scripps Networks Interactive, Inc.	2002 – Present	– Compensation (Chair)
Toromont Industries Ltd.	2002 – Present	– Compensation
– Governance
Abitibi Consolidated Inc.	2006 – 2007
Cognos Incorporated	2007 – 2008
Hudson’s Bay Company	2003 – 2006
Shell Canada Limited	2006 – 2007
SECURITIES HELD
Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
2010	2,000	62,388	64,388	$ 3,720,339	$ 600,000	$ 3,120,339	37.2
2009	2,000	53,846	55,846	$ 2,903,992	$ 600,000	$ 2,303,992	29.0
Net Change	—	8,542	8,542	$ 816,347	$ —	$ 816,347	8.2
OPTIONS HELD (7)
Date Granted	Expiry Date	Number Granted	Exercise Price (8)	Total Unexercised	Value of Unexercised Options (9)
March 1, 2002	March 1, 2012	7,500	$36.01	7,500	163,275
February 28, 2003	February 28, 2013	3,000	$43.25	3,000	43,590
VALUE OF TOTAL COMPENSATION RECEIVED
2010: $423,900 ($332,345 in DSUs and $91,555 in cash; includes compensation received for serving as a director of Harris Financial Corp. See “Compensation from Subsidiaries/Affiliates” on page 20).

*	Unable to attend the meeting held on November 19, 2009 due to a conflict with a Risk Oversight Committee meeting for Harris Financial Corp.

Harold N. Kvisle Age: 58 Calgary, Alberta Canada Director Since: 2005 Independent (1) Areas of Expertise: Energy Financial Services Utilities

Harold Kvisle is the former President and Chief Executive Officer of TransCanada Corporation, a leading North American energy company focused on natural gas and crude oil pipelines and power generation. He joined TransCanada in 1999 as Executive Vice-President, Trading and Business Development and was appointed to President and Chief Executive Officer in April 2001. He holds an M.B.A. from the University of Calgary and a B.Sc. (Eng.) from the University of Alberta.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				16 of 17	94%	25 of 26	96%
	Risk Review				9 of 9	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Talisman Energy Inc.				2010 – Present		– Human Resources and Reserves
	ARC Energy Trust				2009 – Present		– Health Safety & Environment (Chair)
	TransCanada Corporation				2001 – 2010
	TransCanada PipeLines Limited				2001 – 2010
	PrimeWest Energy Inc.				1996 – 2008
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	15,000	20,011	35,011	$ 2,022,936	$ 600,000	$ 1,422,936	20.2
	2009	15,000	16,392	31,392	$ 1,632,384	$ 600,000	$ 1,032,384	16.3
	Net Change	—	3,619	3,619	$ 390,552	$ —	$ 390,552	3.9
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $161,000 ($161,000 in DSUs)

11	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Bruce H. Mitchell Age: 64 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Consumer Staples Energy Financial Services Industrials Information Technology

Bruce Mitchell is President and Chief Executive Officer of Permian Industries Limited, a Toronto-based management and holding company with interests in the North American food growing, processing and technology industries. Mr. Mitchell is Vice-Chair of the Board of Trustees and a Councillor of Queen’s University, is Vice-Chair of the Canadian Institute for Advanced Research and has served on the Board and executive committees of Ridley College and UNICEF Canada. He holds a B.Sc. (Hons.) from Queen’s University and an M.B.A. from Harvard University.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				15 of 17	88%
	Governance and Nominating				8 of 9	89%	31 of 35	89%
	Risk Review (Chair)				8 of 9	89%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Garbell Holdings Limited				2006 – 2009
	GSW Inc.				2000 – 2006
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	20,000	40,247	60,247	$ 3,481,072	$ 600,000	$ 2,881,072	34.8
	2009	20,000	35,168	55,168	$ 2,868,736	$ 600,000	$ 2,268,736	28.7
	Net Change	—	5,079	5,079	$ 612,336	$ —	$ 612,336	6.1
	OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	March 1, 2002		March 1, 2012	7,500	$36.01		7,500	163,275
	February 28, 2003		February 28, 2013	3,000	$43.25		3,000	43,590
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $191,500 ($191,500 in DSUs)

Philip S. Orsino, O.C., F.C.A. Age: 56 Toronto, Ontario Canada Director Since: 1999 Independent (1) Areas of Expertise: Consumer Discretionary Financial Services Health Care Industrials

Philip Orsino, a Corporate Director, is the former President and Chief Executive Officer of Masonite International Corporation, an integrated global building products company with operating facilities in North America, South America, Europe, Asia and Africa. Mr. Orsino is an Industry Partner, Building Products with Onex Corporation. He is an active volunteer and is involved in many community activities. He is the former Chairman of the Board of Trustees of the University Health Network. A published author, Mr. Orsino was appointed an Officer of the Order of Canada in 2004, was the recipient of the 2003 Canada’s Outstanding Chief Executive Officer of the Year Award, received the University of Toronto’s Distinguished Business Alumni Award for 2002 and won the 1998 Entrepreneur of the Year Award for Manufacturing sponsored by Ernst & Young International.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				16 of 17	94%	38 of 41	93%
	Audit (Chair)				5 of 6	83%
	Governance and Nominating				9 of 9	100%
	Risk Review				8 of 9	89%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Clairvest Group Inc.				1998 – Present		– Audit (Chair)
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	26,848	36,752	63,600	$ 3,674,808	$ 600,000	$ 3,074,808	36.7
	2009	26,841	31,434	58,275	$ 3,030,300	$ 600,000	$ 2,430,300	30.3
	Net Change	7	5,318	5,325	$ 644,508	$ —	$ 644,508	6.4
	OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	March 1, 2002		March 1, 2012	7,500	$36.01		7,500	163,275
	February 28, 2003		February 28, 2013	3,000	$43.25		3,000	43,590
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $215,500 ($215,500 in DSUs)

Bank of Montreal Management Proxy Circular	12

Nominees for Election to Board of Directors

Dr. Martha C. Piper, O.C., O.B.C. Age: 65 Vancouver, British Columbia Canada Director Since: 2006 Independent (1) Areas of Expertise: Consumer Discretionary Financial Services Health Care Utilities

Dr. Martha C. Piper, a Corporate Director, was President and Vice-Chancellor of The University of British Columbia from 1997 to June 2006. Prior to this, she was Vice-President Research and External Affairs at The University of Alberta. She has served on the Board of the Advisory Council on Science and Technology, the British Columbia Progress Board and the National University of Singapore Council. In 2001, she served as Campaign Chair of the United Way of the Lower Mainland. Dr. Piper is an Officer of the Order of Canada and a recipient of the Order of British Columbia. She was named Educator of the Year by the Learning Partnership in 2004 and is a member of the Trilateral Commission.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				17 of 17	100%		100%
	Audit				6 of 6	100%	33 of 33
	Human Resources				10 of 10	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Shoppers Drug Mart Corporation				2007 – Present		– Compensation
	TransAlta Corporation				2006 – Present		– Human Resources – Governance and Environment
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	1,068	15,080	16,148	$ 933,031	$ 600,000	$ 333,031	9.3
	2009	1,019	11,431	12,450	$ 647,400	$ 600,000	$ 47,400	6.5
	Net Change	49	3,649	3,698	$ 285,631	$ —	$ 285,631	2.8
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $176,500 ($176,500 in DSUs)

J. Robert S. Prichard,

O.C., O.Ont.

Age: 61

Toronto, Ontario

Canada

Director Since: 2000

Independent (1)

Areas of Expertise:

Consumer Discretionary

Consumer Staples

Financial Services

Health Care

Industrials (includes transportation)

J. Robert S. Prichard is Chair of Torys LLP. Before joining Torys LLP in September 2010, he served as President and Chief Executive Officer and a Director of Metrolinx. Metrolinx is the regional transportation agency and operator for the Greater Toronto and Hamilton Area (GTHA). Mr. Prichard also served as President and Chief Executive Officer of Torstar Corporation, a leading Canadian media company. Mr. Prichard is President Emeritus of the University of Toronto where he served as President from 1990-2000 and previously served as dean of law and as a professor specializing in law and economics. He also serves as Chairman of Metrolinx, Penguin Canada and the Visiting Committee of Harvard Law School, Vice-Chair of Canada’s Science, Technology and Innovation Council, a Trustee of the Hospital for Sick Children and a director of the Toronto Community Foundation. He studied honours economics at Swarthmore College, received his M.B.A. from the University of Chicago and earned law degrees at the University of Toronto and Yale University. He is an Officer of the Order of Canada, a Member of the Order of Ontario and a Fellow of the Royal Society of Canada.

BOARD/COMMITTEE MEMBERSHIP					ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				17 of 17	100%	37 of 37	100%
	Governance and Nominating (Chair)				9 of 9	100%
	Human Resources*				5 of 5	100%
	Risk Review†				6 of 6	100%
PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS							CURRENT BOARD COMMITTEE MEMBERSHIPS
	George Weston Limited				2000 – Present		– Governance, Human Resources, Nominating and Compensation – Pension and Benefits
	Onex Corporation				1994 – Present		– None
	Torstar Corporation				2002 – 2009
	Four Seasons Hotels Inc.				1996 – 2007
SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	4,000	33,881	37,881	$ 2,188,764	$ 600,000	$ 1,588,764	21.9
	2009	4,000	29,099	33,099	$ 1,721,148	$ 600,000	$ 1,121,148	17.2
	Net Change	—	4,782	4,782	$ 467,616	$ —	$ 467,616	4.7
OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	March 1, 2002		March 1, 2012	7,500	$36.01		7,500	163,275
	February 28, 2003		February 28, 2013	3,000	$43.25		3,000	43,590
VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $191,500 ($191,500 in DSUs)

* †	Effective March 23, 2010, Mr. Prichard ceased to be a member of the Human Resources Committee. Effective March 23, 2010, Mr. Prichard was appointed to the Risk Review Committee.

13	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Guylaine Saucier, F.C.A., C.M. Age: 64 Montreal, Quebec Canada Director Since: 1992 Independent (1) Areas of Expertise: Consumer Discretionary Energy Financial Services Industrials Telecommunications

Guylaine Saucier, a Corporate Director, is a former Chairman of the Board of Directors of the Canadian Broadcasting Corporation, a former director of the Bank of Canada, a former Chair of the Canadian Institute of Chartered Accountants (CICA), a former director of the International Federation of Accountants, and was Chair of the Joint Committee on Corporate Governance established by the CICA, the Toronto Stock Exchange and the Canadian Venture Exchange, is a director of AXA Assurances, AREVA, Danone and Wendel and was also the first woman to serve as President of the Quebec Chamber of Commerce. She serves as a director of the Fondation du Musée des Beaux Arts. Mme Saucier obtained a B.A. from Collège Marguerite-Bourgeois and a B.Comm. from the École des Hautes Études Commerciales, Université de Montréal. She is a Fellow of the Institute of Chartered Accountants and a Member of the Order of Canada. In 2004, she received the Fellowship Award from the Institute of Corporate Directors, in 2007, she obtained the Institute Certified Designation from the Institute of Corporate Directors, and in 2010, Administrateur de Société Emérite from Collège des Administrateurs de sociétés.

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				17 of 17	100%	32 of 32	100%
	Audit				6 of 6	100%
	Risk Review				9 of 9	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	AREVA				2006 – Present		– Audit (Chair)
	Danone				2009 – Present		– Audit (Chair)
	Wendel				2010 – Present		– Audit
	Altran Technologies SA				2003 – 2007
	CHC Helicopter Corporation				2005 – 2008
	Petro-Canada				1991 – 2009
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	6,913	36,051	42,964	$ 2,482,460	$ 600,000	$ 1,882,460	24.8
	2009	6,874	33,526	40,400	$ 2,100,800	$ 600,000	$ 1,500,800	21.0
	Net Change	39	2,525	2,564	$ 381,660	$ —	$ 381,660	3.8
	OPTIONS HELD (7)
	Date Granted		Expiry Date	Number Granted	Exercise Price (8)		Total Unexercised	Value of Unexercised Options (9)
	March 1, 2002		March 1, 2012	7,500	$36.01		6,500	141,505
	February 28, 2003		February 28, 2013	3,000	$43.25		3,000	43,590
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $168,500 ($50,000 in DSUs and $118,500 in cash)

Don M. Wilson III Age: 62 Greenwich, Connecticut United States Director Since: 2008 Independent (1) Areas of Expertise: Financial Services

Don M. Wilson III, a Corporate Director, retired from JP Morgan Chase & Co. in 2006 as Chief Risk Officer with responsibility for credit, equity, market, and operational risk globally. Mr. Wilson was also a member of JP Morgan’s Executive Committee and Operating Committee. He graduated from Harvard University in 1970 (AB cum laude) and from the Tuck School at Dartmouth College in 1973 (M.B.A.).

	BOARD/COMMITTEE MEMBERSHIP				ATTENDANCE		ATTENDANCE (TOTAL)
	Board of Directors				16 of 17	94%	39 of 40	98%
	Human Resources				10 of 10	100%
	Risk Review				9 of 9	100%
	The Pension Fund Society of the Bank of Montreal				4 of 4	100%
	PUBLIC BOARD MEMBERSHIP DURING THE LAST FIVE YEARS						CURRENT BOARD COMMITTEE MEMBERSHIPS
	Ethan Allen Interiors Inc.				2010 – Present		– None
	SECURITIES HELD
	Year	Common Shares (2)	Deferred Share Units (DSUs) (3)	Total of Common Shares and DSUs	Total Amount at Risk (4)	Minimum Required (5)	Amount Exceeding Minimum Required (5)	Total Amount at Risk as a Multiple of Annual Retainer (6)
	2010	13,500	10,519	24,019	$ 1,387,818	$ 600,000	$ 787,818	13.9
	2009	13,500	6,918	20,418	$ 1,061,736	$ 600,000	$ 461,736	10.6
	Net Change	—	3,601	3,601	$ 326,082	$ —	$ 326,082	3.3
	OPTIONS HELD (7)
	Nil
	VALUE OF TOTAL COMPENSATION RECEIVED
	2010: $186,500 ($186,500 in DSUs)

Bank of Montreal Management Proxy Circular	14

Nominees for Election to Board of Directors

Notes
(1)	“Independent” refers to the Board’s determination of whether a director is “independent” under the categorical standards adopted by the Board as described under the heading “Director Independence” on page 50. Mr. Downe is not independent under the standards as he is an executive of the Bank.
(2)	“Common Shares” refers to the number of Common Shares of the Bank beneficially owned, or over which control or direction is exercised, by the nominee as of January 31, 2011 in respect of 2010 and January 29, 2010 in respect of 2009.
(3)	“DSUs” refers to the number of Deferred Share Units held by the nominee under the Deferred Share Unit Plans referenced on page 17 as of January 31, 2011 in respect of 2010 and January 29, 2010 in respect of 2009.
(4)	The “Total Amount at Risk” is determined by multiplying the number of Common Shares, DSUs and/or Units held by each nominee as of January 31, 2011 in respect of 2010 and January 29, 2010 in respect of 2009 by the closing price of the Bank’s Common Shares on the Toronto Stock Exchange (“TSX”) on each such date ($57.78 and $52.00, respectively).
(5)	“Minimum Required” refers to the minimum value of Common Shares and/or DSUs the director is required to hold under the Board’s share ownership requirements. Non-employee Directors are required to hold at least six times the annual retainer in Common Shares and/or DSUs as described on page 17.
(6)	“Total Amount at Risk as a Multiple of Annual Retainer” is determined by dividing “Total Amount at Risk” by the director annual retainer ($100,000).
(7)	“Options” refers to the number of unexercised options held by the nominee under the Non-Officer Director Stock Option Plan described on page 47 as of January 31, 2011. The granting of options under the Non-Officer Director Stock Option Plan was discontinued effective November 1, 2003.
(8)	“Exercise Price” or “Strike Price” is the closing price of Common Shares on the TSX on the trading day immediately preceding the grant date of the option as described on page 47 under “Non-Officer Director Stock Option Plan”.
(9)	“Value of Unexercised Options” is determined by multiplying the number of unexercised options held by each nominee as of January 31, 2011 by the difference between the closing price of Common Shares on the TSX on January 31, 2011 of $57.78 and the exercise price of such options.
(10)	“Units” refers to the number of deferred stock units under the Bank’s Deferred Stock Unit Plan for Executives, Restricted Share Units and Performance Share Units under the Bank’s Mid-Term Incentive Plan for Executives held by Mr. Downe as of January 31, 2011 in respect of 2010 and January 29, 2010 in respect of 2009. Note that Mr. Downe was not entitled to receive DSUs under the Deferred Share Unit Plans referenced on page 17.
(11)	Mr. Downe’s share ownership requirements as an executive of the Bank are described under “Executives have share ownership requirements” on page 26. They are based on a multiple of his base salary which is determined in US dollars. The minimum required amounts have been converted into Cdn dollars at the average rate of exchange for the fiscal year as follows: for 2010, US $1.00 = Cdn. $1.0426, and for 2009, US $1.00 = Cdn $1.165.

Skills and Experience

The effective management of an organization of the Bank’s size and scope requires dedication, variation and experience. The charts below provide certain information about the skills and experience of the non-employee directors who served on the Board of Directors during fiscal 2010.

Continuing Education

The Bank provides directors with ongoing opportunities to increase their knowledge and understanding of the Bank’s business and regulatory environment. The Board recognizes the importance of ongoing education and the need for each director to take responsibility for their ongoing education. Presentations as well as copies of articles and publications on specialized and complex topics relevant to the Bank and its operations as well as opportunities to attend various site visits are regularly provided to the directors (including those set out below).

Date	Area of Focus
Ongoing	International Financial Reporting Standards
September 2009 and ongoing	Branch Field Experience Program
November 2009 and ongoing	BMO Capital Markets Trading Floor program
January 2010	Trading Products review
April 2010	Trading Products review
April 2010	Presentation on the global economy
September 2010	Presentation - “Current Opportunities and Challenges in the U.S. Regulatory Environment”
October 2010	Presentation - “Key Trends in Global Agribusiness and Implications for North America”

15	Bank of Montreal Management Proxy Circular

Nominees for Election to Board of Directors

Skills Matrix

Non-employee directors identify their respective skills and experience. This information is used to assess the overall strength and diversity of the Board of Directors and is presented in the matrix below.

Executive Leadership (1)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Other Board experience (2)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Accounting and Finance (3)			✓	✓		✓	✓	✓	✓	✓	✓		✓	✓	✓
Investment Banking/Mergers & Acquisitions (4)	✓	✓	✓	✓		✓	✓	✓		✓	✓		✓		✓
Risk Management (5)	✓	✓	✓		✓	✓		✓	✓	✓					✓
Human Resources (6)	✓	✓		✓		✓	✓	✓	✓			✓	✓
Corporate Responsibility/Sustainability (7)		✓	✓					✓	✓		✓	✓	✓
Legal (8)						✓							✓
Strategic Planning (9)	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

(1)	Experience as senior executive/officer of a publicly listed company or major organization.
(2)	Served as a board member of a public, private or non-profit entity.
(3)	Knowledge of and experience with financial accounting and reporting, corporate finance and familiarity with internal financial/accounting controls, Canadian or US Generally Accepted Accounting Principles and/or International Financial Reporting Standards.
(4)	Experience with investment banking or mergers and acquisitions.
(5)	Knowledge of and experience with internal risk controls, risk assessments and reporting.
(6)	Experience with benefit, pension and compensation programs (in particular, executive compensation programs).
(7)	Understanding and experience with corporate responsibility practices and the constituents involved in sustainable development practices.
(8)	Experience as a lawyer either in private practice or in-house with a publicly listed company or major organization.
(9)	Experience in the development and implementation of a strategic direction of a large organization.

Additional Disclosure Relating to Directors

In fiscal 2010, no director of the Bank served on an outside public company board with any other director of the Bank. However, Ms. Brochu, a nominee for election to the Board of Directors, currently serves on the Board of BCE Inc., as does Mr. Cope.

To the Bank’s knowledge, no proposed director of the Bank:

(a)	is, as at January 31, 2011, or has been, within the 10 years before, a director, chief executive officer or chief financial officer of any company (including the Bank):
(i)	subject to an order (including a cease trade order, or an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(ii)	subject to an order (including a cease trade order, or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;
(b)	is, as at January 31, 2011, or has been, within the 10 years before, a director or executive officer of any company (including the Bank), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or
(c)	has, within the 10 years before January 31, 2011 become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director, except as follows:

Mr. Beatty, a director of the Bank, was a director of Thistle Mining Inc., when it announced on December 21, 2004 that it intended to undertake a restructuring under the Companies’ Creditors Arrangement Act (“CCAA”). While Thistle completed the restructuring on June 30, 2005, its common shares were suspended from trading on the Alternative Investment Market (“AIM”) from June 30, 2005 to July 13, 2005 and its common shares have been suspended from trading since December 31, 2004 on the TSX due to the restructuring. Mr. Beatty is no longer a director of Thistle Mining Inc.;

Mr. Galloway, the Chairman and a director of the Bank, was a director of ITI Education Corporation (due to Torstar’s 40% ownership) when it voluntarily agreed to the appointment of a receiver in August 2001. Mr. Galloway is no longer a director of ITI Education Corporation;

Mr. Orsino, a director of the Bank, was a director of CFM Corporation from July 2007 until his resignation in March 2008. In April 2008, CFM Corporation filed for protection under the CCAA; and

Mme. Saucier, a director of the Bank, was a director of Nortel Networks Corporation and was subject to a cease trade order issued on May 17, 2004 as a result of Nortel’s failure to file financial statements. The cease trader order was revoked on June 21, 2005. Mme. Saucier is no longer a director of Nortel Networks Corporation.

To the Bank’s knowledge, none of its proposed directors have been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Bank of Montreal Management Proxy Circular	16

Board of Directors Compensation/Attendance

Board of Directors

Compensation/Attendance

Directors Compensation (a)

DESCRIPTION OF FEE	AMOUNT
Annual retainer (Director)	$100,000 per year
Board meeting fee	$2,000 per meeting
Committee meeting fee (b)	$1,500 per meeting
Chair retainers:
Chairman of the Board	$300,000 per year (c)
Audit Committee	$40,000 per year
Governance and Nominating Committee	$15,000 per year
Human Resources and Management Compensation Committee	$25,000 per year
Risk Review Committee	$25,000 per year
The Pension Fund Society of the Bank of Montreal	$15,000 per year
Travel fees: $1,500 per trip for directors having to travel more than 1,000 kilometres from their principal residence to participate in a meeting or series of meetings

Notes

(a)	Directors’ compensation is only paid to non-employee directors. Directors are reimbursed for out-of-pocket expenses incurred in attending Board and Committee Meetings.
(b)	Includes meetings of the board of directors of The Pension Fund Society of the Bank of Montreal.
(c)	Aggregate amount inclusive of directors’ annual retainer. The Chairman of the Board does not receive meeting fees for attending regularly scheduled meetings but does receive meeting fees for special meetings.

Director Share Ownership Requirements

With a view to aligning directors’ compensation with Shareholders’ interests, non-employee directors are required to hold at least six times their annual retainer in Common Shares and/or Deferred Share Units valued at the greater of (i) the closing price of the Common Shares at the end of the fiscal year and (ii) their acquisition cost or value at the time credited. Until this level is achieved, directors must take 100% of their remuneration in the form of either Common Shares (which are purchased on the open market) or Deferred Share Units. Once this threshold has been reached, directors must take 50% of their annual retainer in Common Shares or in Deferred Share Units. Directors have the option to receive either 50% or 100% of their annual retainer in this manner. They also have the option to receive their meeting fees in cash, Deferred Share Units or Common Shares. In fiscal 2010, 12 of 16 non-employee directors elected to take 100% of their annual retainer and meeting fees in Deferred Share Units. As at October 31, 2010, all non-employee directors met the minimum share ownership requirements, with the exception of Ms. Edwards (who joined the Board of Directors in August 2010).

Directors’ Share Ownership

As at January 31, 2011:

•	Total Common Shares held by non-employee directors: 132,795;
•	Total Deferred Share Units held by non-employee directors: 378,077; and
•	Total value of Common Shares and Deferred Share Units held by non-employee directors was $29,518,184.00 (a).

Note

(a)	Based on the closing price of the Bank’s Common Shares on the Toronto Stock Exchange as of January 31, 2011, which was $57.78.

Deferred Share Units

•

A Deferred Share Unit (“DSU”) is an amount owed by the Bank or an affiliate of the Bank to its directors having the same value as one Common Share, but is not paid out until such time as the director terminates service on the Board and the boards of all affiliates of the Bank, thereby providing an ongoing equity stake in the Bank throughout the director’s period of service. DSUs are vested at the time of grant. Only non-employee directors of the Bank and its affiliates can receive DSUs. DSUs are available to directors of the Bank and Harris Financial Corp. under their respective DSU plans.

•

The number of DSUs credited to a director on any date is calculated by dividing the amount of the retainer or meeting fees to be paid in the form of DSUs by the market price of the Common Shares. DSUs are credited with dividend equivalents when dividends are paid on the Common Shares in the form of additional DSUs calculated based on the market price of the Common Shares on the date credited.

•	Payment of DSUs may be in cash or in Common Shares purchased on the open market.
•	As at January 31, 2011, the aggregate value of DSUs outstanding to directors of the Bank was $21,845,289.

17	Bank of Montreal Management Proxy Circular

Board of Directors Compensation/Attendance

Fiscal 2010 Compensation

The following table sets out compensation paid by the Bank and its subsidiary Harris Financial Corp. to non-employee directors who served as directors during the year ended October 31, 2010.

Directors’ Compensation for Fiscal 2010

Director	Board retainer ($)	Committee Chair retainer ($)	Non- executive Chairman retainer ($)	Board attendance fee ($) (a)	Committee attendance fee ($)		Travel fee ($)	Other fees ($)	Total	Portion of fees taken in cash, Shares and/or DSUs ($)	Total DSUs value vested or earned ($) (b)
Robert M. Astley	100,000	25,000		40,000	42,000		4,500		211,500	100% in DSUs	271,041
										Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
David R. Beatty	100,000			34,000	27,000		3,000		164,000		161,941

										Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash. (d)
Robert Chevrier	100,000	15,000		42,000	16,500	(c)	6,000		179,500		97,977

George A. Cope	100,000			38,000	12,000		4,500		154,500	100% in DSUs	179,840
Christine A. Edwards (e)	25,000			8,000	4,500		1,500		39,000	100% in DSUs	39,500
Ronald H. Farmer	100,000			42,000	24,000		4,500		170,500	100% in DSUs	230,107
David A. Galloway	–		300,000	6,000	1,500		4,500	111,900 (f)	423,900	100% in DSUs (g)	486,389
Harold N. Kvisle	100,000			40,000	13,500		7,500		161,000	100% in DSUs	208,125
Bruce H. Mitchell	100,000	25,000		38,000	24,000		4,500		191,500	100% in DSUs	291,652
Philip S. Orsino	100,000	40,000		38,000	33,000		4,500		215,500	100% in DSUs	305,427
Martha C. Piper	100,000			42,000	24,000		10,500		176,500	100% in DSUs	209,766
J. Robert S. Prichard	100,000	15,000		42,000	30,000		4,500		191,500	100% in DSUs	274,672
Jeremy H. Reitman (h)	100,000			32,000	12,000		4,500		148,500	100% in DSUs	282,243
										Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
Guylaine Saucier	100,000			40,000	22,500		6,000		168,500		144,915

										Annual retainer: 50% in cash and 50% in DSUs. Meeting fees: 100% in cash.
Nancy C. Southern (h)	100,000			36,000	21,000		6,000		163,000		82,593

Don M. Wilson III	100,000			40,000	34,500		12,000		186,500	100% in DSUs	207,085
										Total fees paid in DSUs: 2,378,845 Total fees paid in Common Shares: 0 Total fees paid in cash: 566,555
Total	1,425,000	120,000	300,000	558,000	342,000		88,500	111,900	2,945,400		3,473,273

Notes

(a)	Includes two meeting fees where the meeting extends over a two day period.
(b)	Includes value at grant date of DSUs for compensation earned in fiscal 2010 and dividends paid in fiscal 2010 in the form of additional DSUs. In the case of Mr. Galloway, includes DSUs granted pursuant to the terms of a plan offered to directors of Harris Financial Corp. (converted to Cdn $ in accordance with note (f) below).
(c)	Includes a fee paid for attending a Committee meeting as an invitee.
(d)	Committee Chair retainer taken in cash.
(e)	Effective August 1, 2010, Ms. Edwards was appointed to the Board of Directors of the Bank.
(f)	Includes US$110,000 received by Mr. Galloway in compensation for serving as a director of Harris Financial Corp. during fiscal 2010. Such amount was paid in US$ and converted for the purposes of this disclosure to Cdn$ at the rate of exchange at the grant dates of US$1.0287 = Cdn $1.00 at January 15, 2010, US$1.0014 = Cdn $1.00 at April 15, 2010, US$1.0403 = Cdn $1.00 at July 15, 2010, US$1.0118 = Cdn $1.00 at October 15, 2010 and US$0.9894 = Cdn $1.00 at January 14, 2011.
(g)	Based solely on service on the Bank of Montreal Board of Directors. As indicated on page 20 under Compensation from Subsidiaries/Affiliates, Mr. Galloway earned an annual retainer of US$110,000 for serving as a director of Harris Financial Corp. and received US$20,000 of that annual retainer in DSUs.
(h)	Effective March 22, 2011, Mr. Reitman and Ms. Southern will retire as members of the Board of Directors of the Bank.

Bank of Montreal Management Proxy Circular	18

Board of Directors Compensation/Attendance

Non-Officer Director Stock Option Plan

The granting of options under the Non-officer Director Stock Option Plan was discontinued effective November 1, 2003. See page 47 for a description of the plan.

The table below shows the non-employee directors who had unexercised option awards as at October 31, 2010.

Outstanding Option-based Awards

	Option-based Awards
Name	Number of Securities underlying unexercised Options	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised Options (as at October 31, 2010) ($) (a)
Robert Chevrier	4,723	36.01	March 1, 2012	114,391.06
Robert Chevrier	3,000	43.25	February 28, 2013	50,940.00
David A. Galloway	7,500	36.01	March 1, 2012	181,650.00
David A. Galloway	3,000	43.25	February 28, 2013	50,940.00
Bruce H. Mitchell	7,500	36.01	March 1, 2012	181,650.00
Bruce H. Mitchell	3,000	43.25	February 28, 2013	50,940.00
Philip S. Orsino	7,500	36.01	March 1, 2012	181,650.00
Philip S. Orsino	3,000	43.25	February 28, 2013	50,940.00
J. Robert S. Prichard	7,500	36.01	March 1, 2012	181,650.00
J. Robert S. Prichard	3,000	43.25	February 28, 2013	50,940.00
Jeremy H. Reitman (b)	7,500	36.01	March 1, 2012	181,650.00
Jeremy H. Reitman (b)	3,000	43.25	February 28, 2013	50,940.00
Guylaine Saucier	6,500	36.01	March 1, 2012	157,430.00
Guylaine Saucier	3,000	43.25	February 28, 2013	50,940.00
Nancy C. Southern (b)	7,500	36.01	March 1, 2012	181,650.00
Nancy C. Southern (b)	3,000	43.25	February 28, 2013	50,940.00

Notes

(a)	The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on October 31, 2010 ($60.23 per share).
(b)	Effective March 22, 2011, Mr. Reitman and Ms. Southern will retire as members of the Board of Directors of the Bank.

19	Bank of Montreal Management Proxy Circular

Board of Directors Compensation/Attendance

Compensation from Subsidiaries/Affiliates

From time to time, non-employee directors of the Bank serve as directors of subsidiaries and affiliates of the Bank. Non-employee directors are reimbursed for travel and other out-of-pocket expenses incurred in attending board and committee meetings of subsidiaries and affiliates of the Bank. During fiscal 2010, Mr. Galloway served as a director of Harris Financial Corp. and received compensation from Harris Financial Corp. for such services (annual retainer of US$110,000). Mr. Galloway received US$20,000 in DSUs of such fees pursuant to a plan offered to the directors of Harris Financial Corp. No other non-employee directors of the Bank received compensation from affiliates or subsidiaries of the Bank for service as directors of the subsidiaries and affiliates during fiscal 2010.

Fiscal 2010 Directors’ Attendance

Summary of Directors’ Attendance for the Period November 1, 2009 to October 31, 2010

Summary of Attendance of Directors	Board (17 meetings)		Audit Committee (6 meetings)		Governance & Nominating Committee (9 meetings)		Human Resources Committee (10 meetings)		Risk Review Committee (9 meetings)		The Pension Fund Society of the Bank of Montreal Board of Directors (4 meetings)		TOTAL
	#	%	#	%	#	%	#	%	#	%	#	%	%
Robert M. Astley	17	100	–	–	9	100	10 (Chair)	100	9	100	–	–	100
David R. Beatty	13	76	–	–	–	–	9/9 (a)	100	9	100	–	–	89
Robert Chevrier	17	100	6	100	–	–	–	–	–	–	4 (Chair)	100	100
George A. Cope	16	94	–	–	–	–	5/5 (b)	100	3/4 (b)	75	–	–	92
William A. Downe (c)	16/16 (d)	100	6	100	9	100	10	100	9	100	–	–	100
Christine A. Edwards	4/5 (e)	80	–	–	–	–	–	–	3/3 (e)	100	–	–	88
Ronald H. Farmer	17	100	6	100	–	–	10	100	–	–	–	–	100
David A. Galloway	17 (Chair)	100	6	100	9	100	10	100	9	100	3/3 (f)	100	100
Harold N. Kvisle	16	94	–	–	–	–	–	–	9	100	–	–	96
Bruce H. Mitchell	15	88	–	–	8	89	–	–	8 (Chair)	89	–	–	89
Philip S. Orsino	16	94	5 (Chair)	83	9	100	–	–	8	89	–	–	93
Martha C. Piper	17	100	6	100	–	–	10	100	–	–	–	–	100
J. Robert S. Prichard	17	100	–	–	9 (Chair)	100	5/5 (g)	100	6/6 (g)	100	–	–	100
Jeremy H. Reitman (h)	13	76	4	67	–	–	–	–	–	–	4	100	78
Guylaine Saucier	17	100	6	100	–	–	–	–	9	100	–	–	100
Nancy C. Southern (h)	16	94	–	–	4/6	67	–	–	7	78	3	75	83
Don M. Wilson III	16	94	–	–	–	–	10	100	9	100	4	100	98
Average Percentage		94		94		95		100		95		95	95

Notes

(a)	Unable to attend the October 25, 2010 Human Resources Committee meeting due to technical difficulties beyond the director's control.
(b)	Effective March 23, 2010, Mr. Cope was appointed to the Human Resources Committee and ceased to be a member of the Risk Review Committee.
(c)	During fiscal 2010, Mr. Downe attended Committee meetings, in full or in part as appropriate, at the request of the Committees but was not a member of any Committee.
(d)	Did not attend the December 14, 2009 Board meeting held to discuss 2009 compensation for the President and CEO.
(e)	Effective August 1, 2010, Ms. Edwards was appointed to the Board of Directors of the Bank and to the Risk Review Committee.
(f)	Unable to attend the November 2009 Pension Fund Society meeting due to a conflict with a Harris Financial Corp. Risk Oversight Committee meeting.
(g)	Effective March 23, 2010, Mr. Prichard was appointed to the Risk Review Committee and ceased to be a member of the Human Resources Committee.
(h)	Effective March 22, 2011, Mr. Reitman and Ms. Southern will retire as members of the Board of Directors of the Bank.

Bank of Montreal Management Proxy Circular	20

Committee Reports

Report of the Audit Committee

Members: Philip Orsino (Chair), Robert Chevrier, Ronald Farmer, David Galloway, Martha Piper, Jeremy Reitman, Guylaine Saucier

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibility for the integrity of the Bank’s financial reporting. The Committee is also responsible for overseeing the integrity of the Bank’s internal controls, the performance of its internal and external audit functions, related party transactions, conflicts of interests and ethics. In addition, the Committee acts as the audit and conduct review committee of certain designated subsidiaries.

The Board has determined that each member of the Audit Committee is “financially literate”, as such term is defined under the rules of the Canadian Securities Administrators and the Securities and Exchange Commission (the “SEC”) and NYSE standards, and that each of Messrs. Chevrier and Orsino and Mme Saucier is an “Audit Committee Financial Expert” as such term is defined under SEC rules.

In 2010, the Committee:

•	Recommended for approval by the Board the Consolidated Financial Statements and related Management’s Discussion and Analysis, financial releases, and the Annual Information Form.
•

Evaluated the appropriateness of the Banks’ accounting and financial reporting (including a comparison of industry-specific accounting policies and disclosures), the effectiveness of the Bank’s internal controls, the Shareholders’ Auditors and the Corporate Audit function.

•

Approved the Bank’s whistleblower procedures and revisions to: FirstPrinciples – the Bank’s Code of Business Conduct and Ethics; the Committee’s Charter; the Corporate Audit Mandate; and Corporate Policies or Procedures relating to Anti-Corruption, Anti-Money Laundering and Terrorist Financing, Disclosure, Financial Governance and Self Dealing.

•

Reviewed the effectiveness of the key controls through which legal and regulatory risk is managed, including reports on material legal and compliance issues, significant legislative and regulatory developments and material transactions with related parties, litigation reports, and the Bank’s progress in preparation for the implementation of International Financial Reporting Standards (“IFRS”).

•	Received a number of education sessions on IFRS.
•	Met regularly in private with each of the Shareholders’ Auditors, Chief Auditor and General Counsel.
•	Monitored current market issues, emerging global best practices related to financial reporting and legal and regulatory developments having an impact on the Bank’s operations.
•	Considered presentations on the Bank’s Insurance business and Foreign Operations to achieve a greater understanding of business strategies and performance.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2010. The mandate is contained in Committee’s charter at www.bmo.com/investorrelations.

Philip S. Orsino

Chair

Report of the Governance and

Nominating Committee

Members: Robert Prichard (Chair), Robert Astley, David Galloway, Bruce Mitchell, Philip Orsino, Nancy Southern

The Governance and Nominating Committee is responsible for developing governance principles and guidelines for the Bank, identifying and recommending candidates for election or appointment to the Board and managing the Bank’s process for orientation and assessment of the Board, Board Committees and Directors.

In 2010, the Committee:

•

Evaluated the composition, size, competencies and skills of the Board and oversaw a Board Renewal process that resulted in the appointment of Christine A. Edwards to the Board in August 2010 and the addition of Sophie Brochu to the slate of Director Nominees for consideration at the 2011 Annual Meeting of Shareholders.

•	Developed a Shareholder Engagement Policy that promotes open dialogue and the exchange of ideas with the Bank’s Shareholders.
•	Established a process for appointing the Chairman of the Board.
•

Administered the process whereby the Chairman of the Board and each Board Committee Chair developed annual objectives which were then used in the annual assessment of the effectiveness of the Chairman of the Board, the Board Committee Chairs, the Board and each Board Committee.

•

Reviewed the Bank’s system of corporate governance to ensure compliance with applicable legal and regulatory requirements. For a complete discussion of the Bank’s corporate governance practices, see Schedule 1 of this Management Proxy Circular or www.bmo.com/investorrelations.

•

Assessed the independence, shareholdings and attendance of each Director and supervised the assessment of the suitability of Directors in accordance with Guideline E-17 of the Office of the Superintendent of Financial Institutions.

•

Recommended the nominees to stand for election as Directors at the Annual Meeting of Shareholders and recommended the Chairman of the Board as well as the Board Committee Members and Chairs for appointment.

•

Surveyed Directors on the effectiveness of the Bank’s strategy sessions, monitored the Bank’s practices related to governance against emerging best practices (including Board and Shareholder engagement matters) and recommended Director compensation.

•

Undertook a review of the Bank’s corporate governance documents (including the Board Mandate, the Board Committee Charters, Position Descriptions and the Board Approval/Oversight Corporate Policy and Guidelines) and approved the Committee’s Charter and the Orientation Programs for new Directors and Board Committee Members.

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2010. The mandate is contained in the Committee’s charter at www.bmo.com/investorrelations.

J. Robert S. Prichard

Chair

21	Bank of Montreal Management Proxy Circular

Committee Reports

Report of the Risk Review Committee

Members: Bruce Mitchell (Chair), Robert Astley, David Beatty, Christine Edwards, David Galloway, Harold Kvisle, Philip Orsino, Robert Prichard, Guylaine Saucier, Nancy Southern, Don Wilson III

The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk, adherence to Risk Management Corporate Policies, and compliance with risk-related regulatory requirements.

In 2010, the Committee:

•

Approved the Bank’s market risk profile, certain credit risk exposures, limits delegated to management, the Committee’s Charter, risk-based demand for capital inclusion in the capital plan and assessments of capital adequacy, risk appetite statement and certain risk-related corporate policies.

•	Assessed the Bank’s credit, market, operational, reputational, and liquidity and funding risk profiles.
•

Reviewed allowances for credit losses, selected business unit strategies, core methods and procedures established by management to control key risks, various stress test reports, and material outsourcing arrangements in satisfaction of OSFI Guideline B-10.

•

Considered presentations on the impact of the global economy on the industry and the Bank’s business units and risk profile, and received updates from management on various matters, including the Bank’s risk management practices, structured credit exposures, current and forecast capital and liquidity positions, and Internal Capital Adequacy Assessment Process.

•	Monitored emerging risk issues and prevailing market conditions.
•	Oversaw the introduction of a new process that will result in the Bank comparing its various risk management practices to best practices on a regularly scheduled basis.
•	Received updates from management on Basel III capital and liquidity regulatory reform.
•

Welcomed two new members: Christine Edwards (a newly appointed director in 2010 and a partner in Winston & Strawn LLP’s corporate practice group in Chicago) and Robert Prichard (a Bank director since 2000 and currently Chair of Torys LLP, a Toronto-based law firm).

The Committee is satisfied that it has fulfilled its mandate for the year ended October 31, 2010. The mandate is contained in Committee’s charter at www.bmo.com/investorrelations.

Bruce H. Mitchell

Chair

Message from the Chair of the Human

Resources Committee

Bank of Montreal’s vision is to be the Bank that defines great customer experience. Its guiding principle is to maximize total shareholder return and balance its commitments to financial performance, customers, employees, the environment and the communities where we live and work.

The Human Resources Committee has an important role: it is charged with establishing and overseeing compensation plans to support this vision, without encouraging excessive or inappropriate risk taking. The Committee does this by:

•

approving challenging targets for risk-adjusted compensation metrics for the Bank and each of its operating units that will support the corporate strategy and reward executives appropriately for performance

•	requiring executives to own shares, so they have a vested interest in its longer-term performance
•	comparing the Bank’s performance relative to its targets and its peers, as well as the individual performance of each executive, when recommending any compensation awards

The Committee uses a well-defined approach and applies a disciplined process that includes input from the Chief Risk Officer and from executive leaders in Finance and Compliance. These are described starting on page 29.

2010: a strong year

The Committee is very pleased with the Bank’s results this year – both its financial results against its targets and compared to its peers, and the gains it made in strengthening its brand and its relationships with customers.

The Bank had strong financial results overall. Net income grew by 57% to $2.8 billion, and targets for revenue growth, cash Earnings per Share (EPS) growth and Return on Equity (ROE) were exceeded. The year was characterized by significant progress across each of our operating groups. Our top tier 2010 Total Shareholder Return (TSR) performance demonstrated the Bank’s strength relative to its Canadian peers for the second consecutive year.

The Bank made excellent progress on its focus on the customer in 2010. Brand awareness and media profile increased, and in the annual employee survey, an impressive 96% of employees said they understand how their role contributes to achieving our vision of being the Bank that defines great customer experience. These results were reinforced by a considerable amount of industry recognition.

These positive results are a reflection of excellent leadership over time. Since he took on the role of President and CEO in 2007, Bill Downe has worked on building a strong future for the Bank and developing a dynamic culture focused on the customer. The Committee feels that the Bank’s success in 2010 is a tangible result of his efforts.

These results underpin the compensation decisions this year: Bill Downe’s award of $9.5 million in total compensation (an increase from 2009), and the compensation awarded to each of the Bank’s named executive officers. These decisions are discussed in detail starting on page 33.

Bank of Montreal Management Proxy Circular	22

Committee Reports

Keeping pay in line with performance

The Committee took a close look at the compensation programs for the Bank this year by commissioning three independent studies.

The first was an assessment of how well the compensation programs align with the Financial Stability Board’s Principles (FSB Principles). The study confirmed that the programs are strongly aligned, demonstrate governance best practices and do not incent inappropriate risk-taking behaviour. The Financial Stability Board introduced these Principles to strengthen the global financial system – a move that the Bank fully supports. Among other things, the Committee’s responsibilities have expanded to include the oversight of compensation plans for employees that may have a material impact on the Bank’s risk exposure. This process is described on page 48.

The second and third studies were analyses of Senior Executive and CEO compensation, which confirmed these roles are appropriately benchmarked when determining compensation targets, and that pay is strongly aligned with performance.

The Committee plans to make the following changes for 2011:

•

enhance the metrics for executive compensation plans to ensure continued alignment with the Bank’s strategic direction, by including a focus on the customer experience, and continuing to strengthen the balance between earnings and risk

•	strengthen the alignment to FSB Principles by modifying deferral and vesting provisions for equity awards
•	introduce an additional performance condition when restricted share units vest that will allow payout values to be reduced in specified circumstances
•	increase the proportion of deferred equity compensation for the CEO while maintaining the level of his total target compensation

These studies, the changes made in 2010, and the Bank’s strong results this year, confirm the Committee’s confidence that our executive compensation program has been successful in providing the right incentives to executives. The Committee Report describes the Committee’s activities for the year, as it continued to oversee and enhance compensation strategy and approach at the Bank.

Robert M. Astley

Chair

Report of the Human Resources Committee

Members: Robert Astley (Chair), David Beatty, George Cope, Ronald Farmer, David Galloway, Martha Piper, Don Wilson III

The Human Resources Committee helps the Board of Directors oversee human resources strategies (including compensation and talent management) support the Bank’s objectives to maximize total shareholder return and balance its commitments to financial performance, customers, employees, the environment and the communities where we live and work. As required by its Committee Mandate, members of this Committee will have or must acquire within a reasonable period of time following their appointment, a thorough understanding of issues relating to human resources and compensation, so they can fully contribute to achieving the Committee’s objectives. The Governance and Nominating Committee completed an annual review of the Committee’s membership and concluded the Committee has an appropriate level of expertise and experience as it relates to risk management for financial institutions and compensation practices. Four members of the Committee are also members of the Bank’s Risk Review Committee.

Key objectives

The Committee successfully completed its three key objectives for 2010:

1.	Ensure our compensation programs align with the Financial Stability Board’s Principles (FSB Principles) and the Office of the Superintendent of Financial Institutions (OSFI) recommendations

The Committee made the following changes to further align our compensation programs with the FSB Principles and OSFI recommendations.

Effective governance of compensation

•

expanded Committee oversight to include all material compensation programs at the Bank and the earnings of all employees who may have a material impact on the risk exposure of the Bank through their actions

•	commissioned an extensive review of our compensation programs by an advisor independent of management and the Committee’s independent advisor. Key findings verified:
•	compensation programs are strongly aligned to the FSB Principles and demonstrate governance best practices
•	compensation does not encourage excessive or inappropriate risk taking
•	pay for performance linkages are clear

Effective alignment of compensation with prudent risk taking

•	formalized the process for receiving input from Risk, Finance and Compliance on material compensation program design and incentive pool funding
•	increased the proportion of deferred compensation, where required, for senior executives and employees who may have a material impact on the risk exposure of the Bank

2.	Engage Shareholders to enhance their understanding of our executive compensation programs

The Committee believes that clear and open communication with all Shareholders is important, and this year it:

•	enhanced public disclosure of compensation paid to employees who may have a material impact on the risk exposure of the Bank
•

following the release of the Bank’s 2010 Management Proxy Circular, sought feedback and suggestions from Shareholders to ensure that the explanation of our executive compensation programs and pay decisions were clear and transparent

•	worked with the Governance and Nominating Committee (including the Chair of the Board) to develop a policy for the continuing engagement with Shareholders

3.	Confirm that comprehensive succession plans are in place for the CEO and key senior management roles

The Committee conducted comprehensive succession reviews this year, including:

•	discussing talent profiles and development plans for successors to all key positions
•	reviewing an in-depth assessment of the quality of leadership teams in each business
•	discussing CEO succession for planned and unplanned vacancy

23	Bank of Montreal Management Proxy Circular

Committee Reports

Other activities in 2010

1.	Reviewed compensation structure with outside experts

In addition to the study described under the first key objective, the Committee commissioned and reviewed the following analyses.

Analyses of Senior Executive and CEO compensation

To verify peer group and compensation targets for the CEO and the Bank’s eight most senior executives (Senior Executives), and to verify pay for performance for the CEO using historical absolute and relative peer performance.

These studies:

•	confirmed appropriate benchmarking of roles to determine compensation targets and strong alignment of pay with performance
•	confirmed CEO pay from fiscal 2007 to fiscal 2009 was appropriately aligned with the Bank’s performance

2. Carried out annual oversight activities:

•	reviewed progress against Human Resources strategic priorities that are focused on advancing the organization’s performance culture
•	assessed the CEO’s fiscal 2010 performance and recommended his compensation to the independent Board members for approval
•	reviewed the annual performance assessments submitted by the CEO for the Senior Executives and approved their compensation
•	reviewed the individual compensation tally sheets (which show accumulated compensation from all sources) for the CEO and Senior Executives
•	reviewed the compensation benchmarking methodology, composition of comparator groups and the use of benchmarking data in setting compensation target levels
•	reviewed and approved the pool funding for all incentive compensation programs for businesses that are considered material
•	reviewed and approved all compensation plan design changes for businesses that are considered material
•	reviewed the compensation for the top earners in Capital Markets and approved the compensation of the highest earners in this group
•	recommended to the Board the appointment and reassignment of Senior Executives, and approved the appointment and reassignment of other executives

All Committee meetings included time without management present, and time with the Committee’s independent advisor without management present. Executives were not present when the Committee discussed their compensation.

Advisor

In 2008, the Committee retained Mr. Ira Kay, a Practice Director with Watson Wyatt, as its independent advisor on compensation and governance matters.

In January of 2010, Watson Wyatt merged with Towers Perrin to become Towers Watson. Mr. Kay formed his own consulting firm Ira T. Kay & Company, which amalgamated with Pay Governance LLC later in 2010. Pay Governance is an independent and unaffiliated executive compensation advisory firm that works exclusively under the direction of the Committee.

Watson Wyatt, Ira T. Kay & Company and Pay Governance provided the following services during the year:

•	updates on emerging executive compensation and global regulatory trends, best practices and compensation data
•	independent review and advice on compensation policies, CEO compensation and the CEO’s compensation recommendations for the Senior Executives
•	specific projects at the request of the Committee

Committee decisions reflect factors and considerations in addition to the information and recommendations provided by its advisor.

In 2010, fees of $162,568 were paid to Watson Wyatt, US$75,710 to Ira T. Kay & Company and US$118,727 to Pay Governance for Committee-related work. Watson Wyatt received less than $2,000 for non-executive compensation surveys and investment monitoring and advice for the Nesbitt Burns Pension Plan while Mr. Kay was employed with them.

Ensuring independence

The Committee manages the selection of compensation advisors and, in order to ensure the advisor remains independent:

•	annually reviews the advisor’s performance, independence and fees
•	sets annual and ad hoc mandates and fees, with input from management and the advisor
•	does not approve work that, in its view, could compromise the advisor’s independence
•	requires the advisor to obtain written approval from the Committee Chair for any other services it provides to management
•	discloses all work done by, and fees paid to, the advisor in the annual management proxy circular

The Bank retained the Hay Group, Mercer and Global Governance Advisors (GGA). The Hay Group provided compensation survey and job evaluation advice. Mercer provided compensation survey advice and GGA completed a review of compensation plans.

The Committee is satisfied it has fulfilled its mandate to oversee compensation policy and decisions for the year ended October 31, 2010, as described in the Committee’s Charter, at www.bmo.com/investorrelations.

Robert M. Astley

Chair

Bank of Montreal Management Proxy Circular	24

Compensation Discussion and Analysis

Compensation Discussion and Analysis

1. Compensation approach

Compensation strategies are important to driving a company’s success and improving shareholder value.

The Committee has structured the compensation programs to make sure there is a strong positive correlation between corporate results, compensation of executives, and financial returns to Shareholders, while not encouraging excessive or inappropriate risk taking.

The program supports our corporate vision, strategic priorities and the development of talent, and ensures executives have a significant personal financial stake in the long-term health and growth of the organization. It balances four core principles:

The Committee’s governing objective is to align executive interests with those of Shareholders. Through the above principles, it has incorporated this objective into all aspects of our executive compensation program.

a) Link compensation to Bank performance

The total executive compensation package is designed to reward the achievement of corporate, business and individual performance targets. Superior performance results in higher compensation and inferior performance results in lower compensation.

The incentive pools are adjusted by evaluating corporate and business performance against annual targets that have been set to meet longer-term corporate goals and strategies, including shareholder measures. Individual awards are based on achieving corporate, business and individual performance goals that are designed to reinforce the Bank’s strategic priorities and values.

b) Encourage a long-term view

Our compensation programs place significant weight on variable or “at-risk” compensation. This, combined with share ownership requirements, focuses executives on executing business strategies, sustaining performance, and growing Shareholder value over the long term.

25	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

A significant portion of each executive’s compensation is deferred

Equity compensation with vesting requirements defers a significant portion of compensation, which focuses executives on long-term results. This enhances retention and accounts for risk by better aligning the timing of payouts with the future impact of current decision-making.

The charts below show the target amount of fixed, variable cash and variable deferred compensation paid to the CEO and Senior Executives. This mix is market competitive and within the range adopted by the Bank’s Canadian peer group.

Executives have share ownership requirements

Executives and senior Capital Markets employees are subject to share ownership requirements based on the scope of their role.

Share ownership requirements must be met within three years of being appointed to the position (five years for Vice-Presidents and Managing Directors). Compliance is assessed annually, based on market value or the value at purchase or grant date (whichever is greater). A meaningful share ownership position can also serve to mitigate excessive risk taking as executives and senior Capital Markets employees are encouraged not to risk their equity positions for short-term gains.

All executives and senior Capital Markets employees meet the share ownership program requirements. The CEO and the named executive officers exceed their requirements. These are described starting on page 35.

To encourage a longer-term perspective in strategic decision-making, the CEO and Senior Executives are also required to retain their shares for a period of time after leaving the Bank, as set out below.

Share ownership requirements (1)
Requirements
Bank	During employment	Post-employment
President and Chief Executive Officer	7.0 times base salary	2 years
Senior Executives	5.0 times base salary	1 year
Senior Executive Vice-Presidents	3.0 times base salary	n/a

Executive Vice-Presidents
Senior Vice-Presidents	2.0 times base salary	n/a
Vice-Presidents	1.5 times base salary	n/a
Capital Markets
Chief Executive Officer	1.0 times target total direct compensation	1 year
Executive and Management Committee Members	Greater of 1.0 times total cash or 3.0 times base salary	n/a
Managing Directors	1.0 times base salary	n/a
(1)	Holdings can be in Common Shares, restricted share units and deferred stock units.

c) Align with prudent risk-taking

Compensation aligns with risk outcomes and return of capital.

The Board and management set the risk appetite of the Bank at an appropriate level, which optimizes business risk taking given the complexity of managing a diversified global financial services organization. The Bank seeks to grow its earnings while avoiding excessive risk taking. The Committee then sets the compensation philosophy and strategy to motivate the executives to balance the optimal level of risk taking with maximizing the creation of Shareholder value.

The executive compensation program includes several mechanisms to ensure risk is appropriately considered in the incentive pools:

1.	return on equity (ROE) is one of the metrics used to determine funding for variable compensation for executives and Capital Markets employees
2.	the incentive pools are established using business results that reflect provisions for various risks, such as credit, market and liquidity risk
3.	a comprehensive risk assessment is conducted before finalizing the incentive pools:
•	the Chief Risk Officer assesses whether risks have been identified and reflected in the business results and incentive pool calculations, and may recommend additional holdbacks.
•	executive leaders in Finance and Compliance also review incentive pools throughout the year and at year end and may recommend holdbacks.
•

before finalizing the year-end incentive pools the Committee also assesses whether risk is appropriately reflected. This review is further strengthened by having four members of the Committee who also serve on the Board’s Risk Review Committee.

Deferrals

•

A significant proportion of variable compensation is deferred, which focuses executives on achieving longer-term results. The percentage deferred was increased for selected roles in 2010 and will be reviewed annually for appropriate levels.

•	Consistent with FSB Principles, executives and employees who may have a material impact on the risk exposure of the Bank have a higher proportion of deferred compensation.

Clawbacks

•

Cash paid – applies to executives and Capital Markets employees at the Managing Director level and above. The Committee and the Board have a policy to allow discretion to clawback all or a portion of variable compensation paid in the past 12 months (e.g. cash bonus, payouts from a mid-term incentive plan or the value received from exercising options) if there is a financial restatement or employee misconduct. Adjustments may be made for all recipients, for operating groups or selected individuals.

•

Outstanding equity – applies to all participants in the mid-term incentive and stock option plans. If the Bank’s financial statements are restated or if there is employee misconduct, the Committee and the Board have discretion to reduce or eliminate restricted share units or vested and unvested options previously granted. Adjustments may be made for all participants, for operating groups or selected individuals.

•

Equity payouts – applies to all participants in the mid-term incentive plans. The Committee and the Board have discretion to reduce or eliminate mid-term equity award payouts based on information that would have had a negative impact on the size of an award when it was granted. Discretion would relate to extraordinary circumstances, and would not be triggered by normal variability in business results. Adjustments may be made for all participants, for operating groups or selected individuals.

Forfeiture

The mid- and long-term incentive plans include terms for forfeiting an award. An executive who resigns or is terminated for cause will forfeit

Bank of Montreal Management Proxy Circular	26

Compensation Discussion and Analysis

all outstanding share units and options. If an executive who has retired or whose departure was initiated by the Bank solicits customers or employees, or competes with the Bank, he or she may forfeit all outstanding restricted share units and all vested and unvested options.

Change of control

The long-term incentive plan includes accelerated vesting on change of control (specific situations where the Bank is acquired or the control of the Bank is substantively changed). The plan includes a “double trigger”: when there is a change of control and a participant is terminated without cause within 24 months following a change of control, stock option awards vest immediately. Vesting does not accelerate for a change of control only.

Personal Hedging

The Bank has established a compliance policy which prevents employees from using personal hedging strategies to undermine the risk alignment effects embedded in their mid- and long-term incentive plan awards.

d) Attract and retain talented people

Our executive compensation program is designed to attract, retain and motivate top talent in the industry.

The Committee uses two primary comparator groups to determine the competitiveness of compensation: a Canadian peer group of the four other largest Canadian banks for Canadian-based executives, and a U.S. peer group of nine regional mid-sized banks for U.S.-based executives. It also uses compensation surveys that include similar executive roles from other financial institutions and non-financial companies to benchmark competitive pay more broadly. For the CEO, the Committee uses the Canadian bank competitors, selected U.S. financial firms with similar revenue and companies listed on the TSX 60 with similar market capitalization.

The Committee reviews market data for comparable jobs within these groups, considering the relative performance and size of each institution, the size of roles and incumbent experience and, based on these reviews, sets the target total compensation and compensation mix for each executive role.

The Committee’s independent advisor reviewed the comparable companies and roles used to benchmark target compensation and compensation mix for the CEO and Senior Executives, and concluded that they were appropriate.

Benchmark groups
CEO	Bank of Nova Scotia

Canadian Imperial Bank of Commerce

Manulife Financial Corp.

Royal Bank of Canada

Sun Life Financial Inc.

Toronto-Dominion Bank

Bank of New York Mellon Corp.

Capital One Financial Corp.

PNC Financial Service Group Inc.

Regions Financial Corp.

State Street Corp.

SunTrust Banks Inc.

US Bancorp

Barrick Gold Corp.

BCE Inc.

Canadian National Railway Co.

Canadian Natural Resources Ltd.

Canadian Oil Sands Trust

Enbridge Inc.

Encana Corp.

The Canadian bank competitors, select U.S financial firms with similar revenue and companies listed on the TSX 60 with similar market capitalization.

Benchmark groups
CEO (continued)

Goldcorp Inc.

Husky Energy Inc.

Imperial Oil Ltd.

Potash Corp of Saskatchewan Inc.

Rogers Communications Inc.

Suncor Energy Inc.

Talisman Energy Inc.

Teck Resources Ltd.

Thomson Reuters Corp.

TransCanada Corp.

Canadian–based executives and Senior Executives	Bank of Nova Scotia Canadian Imperial Bank of Commerce Royal Bank of Canada Toronto-Dominion Bank	The Canadian banks are direct competitors and share BMO’s economic and business challenges, making relative performance comparisons meaningful.
U.S.–based executives and Senior Executives

Associated Banc-Corp.

Commerce Bancshares Inc.

Citizens Republic Bancorp, Inc.

First Midwest Bancorp Inc.

Huntington Bancshares Inc.

Marshall & Ilsley Corp.

MB Financial Inc.

TCF Financial Corp.

Wintrust Financial Corp.

In the United States, the regional mid-sized banks are all publicly traded and are comparable to BMO’s U.S. operations, based on business mix and size, measured by total shareholder equity, total assets, total revenue and market capitalization.

Compensation is linked to total shareholder return

The table below compares the cumulative value of $100 invested in Common Shares on October 31, 2005 with the cumulative value of $100 invested in each of two Toronto Stock Exchange (TSX) indices for the same period. The chart also compares compensation paid to the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated named executive officers in fiscal 2005, expressed as $100, with compensation paid in subsequent years. The chart demonstrates a clear alignment between shareholder return and the level of executive compensation.

(1)	Cumulative value of $100 invested on October 31, 2005, reflecting the change in Common Share price plus reinvested dividends.
(2)	Includes base salary, annual short-term incentive payment, the value of mid-term incentive awards at the time of grant, the fair market value of the long-term incentive awards, other compensation and the annual pension service and compensation cost for the named executive officers in each year.
(3)	Named executive officers (NEOs) in 2010, 2009 and 2008 are W.A. Downe, R.C. Robertson and the three most highly compensated executive officers. NEOs in 2007 are W.A. Downe, K.E. Maidment and the three most highly compensated executive officers. For 2005 and 2006, this analysis includes the NEOs who were reported in the management proxy circular each year.

Turn to page 35 for additional information on the alignment of Mr. Downe’s compensation to shareholder returns.

27	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

2. Program components

Compensation components and mix

Our executive compensation program includes both fixed and variable compensation. Total pay is made up of direct compensation (cash + deferred compensation) and indirect compensation (pension + benefits).

The table below shows the target mix of compensation components for each executive level. This combination of fixed, variable, cash and deferred compensation places a significant portion of total direct compensation at risk, and ties compensation to longer-term performance, because a high percentage is paid as equity. Each mix is designed to reflect the role’s ability to influence business results over the short-term (1-year), mid-term (3-year) and long-term (10-year).

	Direct compensation as a percentage of target (excluding CEO Capital Markets)
	Cash compensation		Equity (deferred) compensation
	Fixed	Variable
	Base salary	Short-term incentive (a)	Mid-term incentive	Long-term incentive	Percentage variable	Percentage deferred
President and Chief Executive Officer	11%	27%	31%	31%	89%	62%
Senior Executives	16%	24%	30%	30%	84%	60%
Senior Executive Vice-Presidents and Executive Vice-Presidents	27%	23%	28%	22%	73%	50%
Senior Vice-Presidents	34%	24%	27%	15%	66%	42%
Vice-Presidents	44%	23%	26%	7%	56%	33%
(a)	Executives may voluntarily defer some or all of their STIP into DSUs increasing their percentage of deferred compensation.

The percentage of variable pay for the CEO, Senior Executives, Senior Executive Vice-Presidents and Executive Vice-Presidents is significantly higher than other executive roles given their involvement in strategic decision making and stewardship. FSB Principles recommend that deferred compensation for the CEO and Senior Executives make up a minimum of 60 percent of total compensation.

The FSB Principles recommend that deferred compensation for employees at the Senior Vice-President level and above, and certain employees in Capital Markets who may have a material impact on the risk of the Bank, be at 40 to 60 percent of total compensation.

Benefits

All employees, including executives, can participate in the employee share ownership program (Canada) and share purchase plan (U.S.), which encourages them to buy Common Shares. All employees,

including executives, also receive health care insurance benefits that promote employee health and productivity in the workplace. These are competitive with the median of the comparable markets.

Pension

All employees, including executives, participate in either a defined benefit or a defined contribution plan. A supplementary retirement plan is also provided for executives who participate in the defined benefit pension program. The pension plans are competitive within the industry.

Perquisites

An annual taxable cash allowance is provided to Canadian executives, which is based on competitive executive perquisite allowances in the Canadian market.

Bank of Montreal Management Proxy Circular	28

Compensation Discussion and Analysis

3. Making compensation decisions

Compensation is primarily performance-based. An established protocol ensures that executive compensation is appropriately and effectively linked to corporate performance and the performance of the operating groups.

At beginning of each year:

1.	Set compensation targets, including the mix of components and proportion of deferred pay, for all executive roles, based on the market median for comparable roles, incorporating regulatory guidelines.
2.	Establish financial performance targets and determine how the incentive pools will change as performance changes, to support the business goals and reinforce the Bank’s strategic priorities and values, for the Bank overall and for each of its four operating groups:
•	Personal and Commercial Banking Canada (P&C Canada)
•	Personal and Commercial Banking U.S. (P&C U.S.)
•	Private Client Group (PCG)
•	BMO Capital Markets (CM)
3.	Establish individual performance goals to support the business goals and reinforce the Bank’s strategic priorities and values.

After the fiscal year is completed:

1.	Assess corporate and operating group performance against targets, and use the results to finalize how performance will affect variable compensation funding (taking into consideration holdbacks and other relevant factors).
2.	Assess individual performance against individual performance objectives.
3.	Allocate individual incentive awards, ensuring the sum of the awards is not higher than the total available in the approved pools.

Responsibility for compensation is divided between the Committee, the CEO, the Chief Finance, Risk, and Compliance Officers as follows:

The Committee’s responsibility for compensation includes:

•	establishing the CEO’s compensation targets and his individual performance goals
•	establishing business performance targets for both corporate and operating groups and calibrating the size of the incentive pools
•	assessing Bank and operating group performance, and approving funding for the variable compensation pools
•	reviewing the CEO’s performance and recommending his compensation to the Board
•	reviewing and approving the total compensation awards for the Senior Executives
•	reviewing and approving the total annual salary, and short-, mid- and long-term incentive pools for the other executives
•	ensuring that the sum of the variable compensation awards for all executives is not higher than the total available in the approved pools

The Chief Executive Officer is responsible for:

•	establishing individual performance goals for the Senior Executives
•	assessing the performance of the Senior Executives and presenting compensation recommendations to the Committee
•	reviewing and approving compensation recommendations for all other executives

The Chief Financial Officer is responsible for:

•	assessing financial business performance measures, targets and weighting for the Bank overall and for each operating group
•	determining business results and calculating the incentive pool funding

The Chief Risk Officer is responsible for:

•	assessing business performance measures, targets and weighting for the Bank overall and for the operating groups to ensure risk is appropriately reflected and linked to the Bank’s risk appetite
•

assessing whether all risk implications have been reflected in the business results and in the short-, mid- and long-term incentive pool calculations, and as needed, recommending additional adjustments to reflect risk

The Chief Compliance Officer is responsible for:

•	assessing financial business performance measures and targets to make sure they support our compliance and ethics objectives
•	reviewing short-, mid- and long-term incentive pool funding to ensure compliance and ethics objectives and requirements are met

a) Establishing targets for key financial metrics

At the beginning of every year, the Board reviews and approves the Bank’s business plans for the upcoming year. These are linked to its longer term strategies.

The Committee works with management to decide on key metrics to measure progress against the strategies and annual plan. The Committee then establishes specific targets to assess business performance at the end of the year that it will use when determining the size of the variable incentive pools.

b) Determining the size of the variable incentive pools

The Committee reviews the calculated incentive pools and then assesses the following factors to determine the final size of each incentive pool:

•	actual Bank and operating group performance results against the established targets
•	the Chief Risk Officer’s input on risk
•	the Chief Compliance Officer’s input on compliance
•	other factors, which may include performance results relative to competitors, the quality of earnings and other considerations such as customer loyalty and market share

c) Determining individual awards

The performance of all executives is assessed against their individual goals, which include specific targets designed to support the business goals and reinforce the Bank’s strategic priorities and values:

•	quantitative objectives such as revenue growth, expense management, profit growth, and customer loyalty scores
•	qualitative objectives, such as the executive’s contribution to the organization through their leadership, innovation, demonstrated commitment to customers, and teamwork
•	occurrence of reportable control deficiencies (i.e., risk limit or compliance breaches)

Variable compensation decisions are based on the individual performance assessments and are subject to approved variable incentive pools.

29	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

4. How the incentive plans work

The chart below illustrates how funding for the incentive pools is established.

The final size of each incentive pool is determined by actual Bank and operating group performance compared to targets that are established at the beginning of each year. The Committee adjusts the final size of the pools at its discretion based on its assessment of Bank performance, and considers other factors, such as relative performance, the business environment and risk.

The amount each executive receives is based on his or her performance against quantitative and qualitative objectives set at the beginning of each year.

Determining the size of the pools						Determining individual awards
Target pool	x	Business performance factor	=	Incentive pool ($)	=>	Individual awards ($)
Based on compensation mix and the median of the market for the role. The sum of all of the executives’ targets.		Uses the performance measures listed below and on page 31 0 to 150% for STIP 80% to 120% for MTIP and LTIP

CFO determines business results and calculates the incentive pool funding.

Chief Risk Officer provides input on risk. Chief Compliance Officer provides input on compliance.

The Committee has the discretion to adjust the calculated amount of the incentive pool up or down based on these inputs, its assessment of performance, and other relevant performance considerations.

Based on performance against individual objectives (quantitative and qualitative). The sum of the individual awards cannot be higher than the total available in the approved incentive pool.

Non-GAAP Measures

The Bank uses both GAAP and certain non-GAAP measures to assess financial performance. Cash based financial measures are non-GAAP measures. Our use of such non-GAAP measures is discussed and the reconciliations of those non-GAAP measures to their closest GAAP counterparts are outlined on page 91 of the Bank’s 2010 Management’s Discussion and Analysis (MD&A). Cash return on tangible common equity is a non-GAAP measure used in this document that is not used in the MD&A. It represents cash earnings as a percentage of common Shareholders equity net of a deduction for goodwill.

Short-term cash incentive plan (STIP)

This plan is open to executives and members of the BMO Capital Markets Executive Committee.

The incentive pool increases or decreases in size based on the performance of the Bank overall and of each operating group against key strategic performance measures.

Executives are awarded cash based on individual performance, although they may choose to receive some or all of their bonus in deferred stock units (DSUs). Any guaranteed short-term cash incentive payments are limited to new hires and for the first year only.

Determining the size of the pool							Determining individual awards
Bank performance measures		Operating group performance measures	P&C Canada	P&C U.S.	PCG	CM	•Financial, operational and strategic development and execution goals •Individual performance relative to Bank peers
Revenue growth	40%	Revenue growth	35%	30%	40%
Cash EPS growth	40%	Cash net income growth	35%	30%	40%
ROE	20%	Cash operating leverage	15%	20%	20%
		ROE	15%			33%
		Cash Return on tangible common equity		20%
		Net income after tax				67%

Relative weightings for the business performance factor
	Bank performance	Operating group performance
CEO, CFO and CRO	100%
Operating group executives	25%	75% individual operating group
Corporate area executives	25%	75% weighted average of all operating groups

Deferral opportunity

•

Executives may voluntarily defer their cash awards by electing to receive some or all of their STIP in DSUs. They must make this decision before the beginning of the fiscal year, and it is irreversible.

•	Executives may only redeem their DSUs when they sever all ties with the Bank and its affiliates.
•	The value of DSUs is equivalent to the fair market value of an equal number of Common Shares when the DSUs are redeemed.
•	DSUs earn dividend equivalents as additional DSUs.

Clawback

•	STIP paid as cash or taken as DSUs in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

Bank of Montreal Management Proxy Circular	30

Compensation Discussion and Analysis

Mid-term incentive plan (MTIP)

This plan is open to executives and the CEO of BMO Capital Markets. Other Capital Markets executives participate in Capital Markets Variable Compensation Plan (see Plan details on p. 47).

The incentive pool increases or decreases in size based on the performance of the Bank overall and of each operating group against key strategic performance measures.

Executives are awarded restricted share units (RSUs) based on individual performance.

Determining the size of the pool					Determining individual awards
Bank performance measures	Operating group performance measures	P&C Canada	P&C U.S.	PCG	•Individual performance in the current year • Ability to influence the future short-term and mid-term success of the operating group
Relative three-year historical shareholder return	Revenue growth	35%	30%	40%
	Cash net income growth	35%	30%	40%
	Cash operating leverage	15%	20%	20%
	ROE	15%
	Cash Return on tangible common equity		20%

Relative weightings for the business performance factor
	Bank performance	Operating group performance
Senior Executives	100%
Operating group executives	25%	75% individual operating group
Corporate area executives	25%	75% weighted average of all operating groups

Terms and conditions

•	RSUs earn dividend equivalents as additional units and vest at the end of the three year term.
•	The value of an RSU is based on the Common Share price on the date of payout.

Termination

•	An executive who resigns or is terminated for cause forfeits all outstanding RSUs.
•	RSUs continue to vest when an executive retires or is terminated without cause, subject to non-solicit and/or non-compete provisions.
•	Outstanding RSUs are forfeited if an executive commits an act while employed with the Bank that would have led to termination for cause.

Clawback

•	Awarded RSUs may be clawed back if there is a financial restatement or misconduct.
•	RSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.
•	Starting in 2010, RSU award payouts may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted.

Long-term incentive plan (stock option plan)

This plan is open to executives and members of the Capital Markets Executive Committee.

The incentive pool increases or decreases in size based on the Bank’s relative historic shareholder return.

Executives are awarded stock options based on individual performance and ability to influence the short-, mid- and long-term success of the operating group.

Determining the size of the pool		Determining individual awards
Relative three-year historical total shareholder return (100%)	•	Individual performance in the most current year.
	•	Ability to influence the future short-, mid- and long-term success of the operating group.
	•	MTIP awards or stock options the executive already has are not considered when determining the award.

Terms and conditions

•

Grants are awarded following good governance principles. Annual stock option grants are generally made in December, and have an exercise price based on the TSX closing price of the Common Shares on the trading day prior to the grant date.

•	Stock options have a 10 year term and vest 25% per year over four years. They must be vested before they can be exercised.
•	The value of an option is the difference between the exercise price and the market price of the Common Shares on the day the options are exercised.

Termination

•	Stock options continue to vest when an executive retires, subject to non-solicit and non-compete provisions.
•	An executive who resigns or is terminated for cause forfeits all outstanding stock options.
•	Executives who are terminated without cause have 90 days to exercise options that have vested and satisfied any price conditions, subject to non-solicit provisions.
•	Outstanding stock options are forfeited if an executive commits an act while employed with the Bank that would have led to termination for cause.

Clawback

•	Stock options granted after 2008 may be clawed back if there is a financial restatement.
•	Any value received from the exercise of stock options in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy.

31	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

5. 2010 Performance

2010 Bank performance highlights

The Bank emerged from the recent economic downturn in a strong financial position, supported by growth in our business

•	Our one year total shareholder return (TSR) was a strong 26.4%, well above comparable indices and in the top tier of our Canadian peer group for the second consecutive year
•	Earnings per share (EPS) grew 54% from 2009 as net income rose significantly
•	Net income was up 57%, rising more than $1 billion to $2.8 billion
•

Return on equity (ROE) was 14.9% in 2010, up from 9.9% in 2009 due to increased net income. The Bank has achieved ROE of 13% or better in 20 of the past 21 years, one of only two banks in its North American peer group to have done so.

The Bank had strong financial results overall. Net income increased to $2.8 billion, driven in large part by strong revenue growth of 10.4%. Compensation targets for revenue growth, cash EPS growth and ROE were exceeded. The year was characterized by significant progress across each of our operating groups. The Bank’s financial performance was also strong compared to our Canadian peers, as reflected in our top tier one-year TSR performance measures.

Fiscal 2010 key bank financial performance measures

The Committee examined a broad range of key metrics and factors when assessing performance. The following financial performance measures are of particular importance, because they are indicative of the Bank’s overall performance for the year and how it performed relative to its Canadian comparator group and in meeting its annual goals and achieving its longer-term strategy.

Metric	2010 Performance		2009 Performance		2008 Performance
Net income after tax	$2,810 million		$1,787 million		$1,978 million
Return on equity	14.9%		9.9%		13.0%
Revenue	$12,210 million		$11,064 million		$10,205 million
Earnings per share (EPS)	$4.75		$3.08		$3.76
Provision for credit losses (a)	0.61%		0.88%		0.76%
Productivity ratio (expense to revenue ratio)	62.2%		66.7%		67.6%
Tier 1 capital ratio	13.45%		12.24%		9.77%
1-Year TSR (b)	Bank	Cdn Peer Group (c)	Bank	Cdn Peer Group (c)	Bank	Cdn Peer Group (c)
	26.4%	22.5%	25.1%	22.0%	(27.9)%	(22.7)%
3-year TSR (b)	4.5%	4.7%	(5.3)%	0.3%	(5.6)%	(0.2)%

Notes

(a)	Calculated as a percentage of average net loans and acceptances.
(b)	Measures the change in Common Share price assuming dividends are reinvested, calculated using the closing Common Share price on October 31.
(c)	Average TSR for the Bank and the five other largest Canadian banks, calculated using the closing Common Share price on October 31.

2010 Performance against key factors

Four key factors formed the basis for funding the incentive pools and aligning pay to performance:

•	revenue growth
•	cash earnings per share (EPS) growth
•	return on equity (ROE)
•	historical relative total shareholder return (TSR)

Targets were established for the four key measures early in fiscal 2010. The independent advisor agreed with the business performance targets.

Bank performance measures	2010 target	Actual
Revenue growth	9.3%	10.4%
Cash earnings per share growth	29.8%	53.2%
Return on equity	12.9%	14.9%
Three-year relative TSR (a)	At or above the average of the Cdn Peer Group	(0.4)% below the average of the Cdn Peer Group

(a)	Calculated based on the 90-day average Common Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2010 Annual Report.

Determining the size of the pools

Short-Term incentive plan pool

The incentive pool increases or decreases in size based on the performance of the Bank overall and of each operating group against key strategic performance measures.

The Bank exceeded all of the 2010 performance targets for revenue growth, cash EPS growth and ROE. The operating group performance against financial measures and impact on short-term pool funding are outlined below.

In addition to considering the performance against targets, there are discussions through the year and at year-end with senior risk professionals, including the Chief Risk Officer. These discussions focus on the risks in the operating groups and the degree to which they are provided for in the financial statements under GAAP, plus any other risks. As a result of this process with the Risk Group, the Committee and management concluded that in all material respects, risks and uncertainties were appropriately accounted for in the financial statements and incentive pools.

	Achievement of Measures	Impact on Pool Funding
Total Bank	Met or exceeded three of three targets	Above target
P&C Canada	Met or exceeded all four targets	Above target
P&C U.S.	Met or exceeded one of four targets	Below target
PCG	Actuals below targets	Below target
CM	Met or exceeded one of two targets	Above target

Mid-term and Long-term incentive plan pool

Funding for the mid- and long-term incentive pools for Senior Executives was slightly below target, based on our relative 3-year TSR.

Bank of Montreal Management Proxy Circular	32

Compensation Discussion and Analysis

Determining individual awards

At the beginning the year:

•	The Committee established individual performance goals for the CEO.
•

The CEO established each Senior Executive’s individual performance objectives. These included ambitious financial targets, strategic business goals, specific customer and revenue objectives, and objectives focused on culture, leadership development and succession.

•	The Committee approved the compensation targets for the Senior Executives. The Committee’s independent advisor also reviewed compensation targets and concluded they were market competitive.

At the end of the year:

•	The Committee reviewed the CEO’s performance and, with the advice and counsel of its independent advisor, recommended short-term, mid-term and long-term incentive awards based on his individual performance against the objectives, the Bank’s market competitive position and relative performance.
•	The CEO assessed the performance of each of the Senior Executives against their individual performance objectives and presented compensation recommendations to the Committee.
•	Independent members of the Board reviewed and approved the CEO’s final compensation.
•	The Committee approved the recommendations for the Senior Executives.

Incentive awards for Senior Executives are based on individual performance, and are not calculated using a formula, so actual incentive awards do not necessarily increase or decrease in direct proportion to the change in the size of the pools.

W. A. Downe, President and Chief Executive Officer

Mr. Downe is responsible for providing leadership and vision for the Bank, and is accountable to Shareholders through the Board of Directors for defining, communicating and achieving strategic and operational goals that will maximize shareholder value. The President and CEO has responsibility for enterprise-wide performance and financial results, including profit and loss, balance sheet and shareholder value metrics.

Mr. Downe joined the Bank in 1983 and held a variety of senior management positions in Canada and the U.S. He was appointed Vice-Chair, Bank of Montreal in 1999, and named Deputy Chair of BMO Financial Group and Chief Executive Officer, BMO Nesbitt Burns, in 2001. In 2007 he was appointed the Bank’s President and Chief Executive Officer. He has a Bachelor of Arts degree from Wilfrid Laurier University and a Master of Business Administration from the University of Toronto.

2010 Compensation

Mr. Downe’s compensation this year recognizes the performance of the Bank, as well as his overall performance and contribution.

His short-term incentive funding is based on the Bank’s performance against three financial measures. The mid- and long-term incentive pools are funded based on relative 3-year TSR.

For this year, Mr. Downe’s STIP funding was above target, because the Bank’s performance exceeded its targets. The funding for his MTIP and LTIP was slightly below target, based on the Bank’s relative 3-year TSR.

Measures	Target	Actual
Revenue Growth	9.3%	10.4%
Cash Earnings per Share Growth	29.8%	53.2%
Return on Equity	12.9%	14.9%
Three-Year Relative TSR (a)	At or above the average of the Cdn Peer Group	(0.4)% below the average of the Cdn Peer Group.

(a)	Calculated based on the 90-day average Common Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2010 Annual Report.

The Committee also assessed Mr. Downe’s performance against the following financial and individual objectives for 2010.

Area of focus	Goal		Results
Financial and strategic business initiatives	•	Achieve corporate financial measures	•	Net income increased by 57% to $2.8 billion
			•	Revenue growth, cash EPS growth and ROE all exceeded targets
			•	One-year TSR of 26.4% – in the top tier of Canadian peers
			•	Improved relative 3-year TSR, however it was slightly below the target set for the year
			•	Return on equity improved to 14.9% in 2010 compared to 9.9% in 2009

	•	Manage the capital and liquidity of the Bank	•	Tier 1 ratio increased from 12.24% to 13.45%, providing greater operational and strategic flexibility

	•	Manage risk effectively	•	Strong credit performance with significantly lower credit losses year over year
			•	Continued to proactively manage risk and continuously improve risk management practices

	•	Develop business in select global markets to grow with clients, expand capabilities and reach new customers	•	Successfully incorporated in China, where the company can now provide banking and investment products and be considered a preferred partner
			•	Continued to expand presence in Asia; added to trading and investment banking product offerings in China and developed investment and corporate banking in India

33	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Area of focus	Goal		Results
Customer and Operating Group Initiatives	Execute against strategy to:
	•	Maximize earnings growth across all North American personal and commercial businesses, focusing on industry leading customer experience and sales force productivity	•	Double-digit growth in revenue and net income in P&C Canada for the second consecutive year
			•	Introduced offers that bring clarity to financial decisions for our customers
			•	Maintained strong personal banking customer loyalty scores in the U.S.
				–	received Metro Chicago 2010 TNS Choice Award for excellence in offering customer-focused solutions and establishing strong client relationships
			•	Acquired certain assets and liabilities and successfully integrated the operations of AMCORE Bank, N.A. in a transaction assisted by FDIC. This accelerated the Bank’s growth strategy and added quality locations and a good customer base.
	•	Accelerate the growth of our wealth management business through client focused financial planning and by investing for future growth	•	Delivered a planning-based client experience and improved sales efficiency with enhanced financial planning and investment advisor tools and materials
			•	Delivered innovative and enhanced programs to our customers including:
				–	expanded Exchange Traded Funds (ETF) family
				–	strengthened BMO InvestorLine capability and online experience
				–	delivered Take Charge of Your Retirement program
			•	Effectively integrated and expanded our insurance businesses
	•	Deliver strong, stable returns in Capital Markets by providing highly targeted solutions to our core clients from a single integrated platform	•	Achieved strong financial performance
			•	Strengthened capabilities in the U.S.
			•	Continued to target business where Capital Markets is differentiated and to expand valuable relationships with a broader offering from across Capital Markets
Leadership and Succession	•	Execute against strategic leadership agenda	•	Leadership pipeline strengthened through organizational development, execution against development plans and strategic hiring
Culture	•	Sustain a culture that focuses on customers, high performance and our people	•	Renewed learning and leadership development programs to support focus on customers, talent and performance

			•	Continued to develop industry-leading talent management practices and maintained our Employee Promise consistent with our brand and values

			•	High employee engagement in the changes being made including strong internal customer advocacy

Compensation awarded in 2010

Since he took on the role of President and CEO in 2007, Bill Downe has worked on building a strong future for the Bank and developing a dynamic culture focused on the customer. The Committee feels that the Bank’s success in 2010 is a tangible result of his efforts.

The Bank had strong financial results overall. Net income increased to $2.8 billion, driven in large part by strong revenue growth of 10.4%. Compensation targets for revenue growth, cash EPS growth and ROE were exceeded. The year was characterized by significant progress across each of our operating groups. The Bank’s financial performance was also strong compared to our Canadian peers as reflected in our top tier one-year TSR performance measures.

The Bank also made excellent progress on its focus on the customer in 2010. Brand awareness and media profile increased, and in the annual employee survey, an impressive 96% of employees said they understand how their role contributes to achieving our vision of being the Bank that defines great customer experience.

The Committee considered all of these factors in the 2010 compensation decisions outlined in the table that follows. It also reviewed Mr. Downe’s compensation target for 2011, as part of its normal annual governance. For 2010, the Committee had established a target of $9.0 million, relative to his peer group and the relative size of the Bank. For 2011, the Committee kept Mr. Downe’s target total compensation at $9 million. This included an increase in base salary to US$1,050,000, and a corresponding reduction in his targets for variable compensation. In addition, the percent deferred compensation was increased from 62% to 75% of his total compensation at target.

Direct compensation

(Cdn $)	2010	2009	2008	2008 (a)
Cash
Salary (b)	$1,042,600	$1,165,000	$1,032,000	$1,032,000
Bonus	$2,850,000	$1,585,000	$1,400,000	$1,400,000
Total cash	$3,892,600	$2,750,000	$2,432,000	$2,432,000
Equity
Mid-term	$3,000,000	$2,350,000	$1,750,000	$0	(a)
Stock options	$2,650,000	$2,350,000	$1,800,000	$0	(a)
Total equity	$5,650,000	$4,700,000	$3,550,000	$0
Total direct compensation	$9,542,600	$7,450,000	$5,982,000	$2,432,000

(a)	Mr. Downe subsequently returned his equity awards resulting in $0 equity awards in 2008. The two columns for 2008 report compensation before and after Mr. Downe’s decision.
(b)	Mr. Downe’s salary as CEO was established at US$1 million. His reported salary reflects changes in foreign exchange rates and has been converted consistent with the Summary Compensation table on page 40.

Pay for Performance and Alignment with Shareholders

74% of Mr. Downe’s 2010 compensation is deferred (including his voluntary deferral of 50% of his cash bonus to DSUs) and therefore strongly aligns with Shareholder interests – this is a governing principle of the Bank’s compensation objectives.

The Committee’s independent advisor confirmed a review of pay for performance for the CEO in 2010, comparing business performance over the last three years with total compensation. This analysis concluded that the Bank’s performance lagged its peers over this period and that Mr. Downe’s compensation was appropriately below the median compensation for CEOs at the other banks.

Bank of Montreal Management Proxy Circular	34

Compensation Discussion and Analysis

The following table shows the value of compensation awarded to Mr. Downe over the last five fiscal years and its current value relative to a comparable measure of the value received by Shareholders. Note the last three years are during his tenure as President and CEO.

			Relative Measure of
Fiscal Year	Total direct compensation awarded	Total direct compensation as measured on Oct 31, 2010 (a)	Mr. Downe’s compensation (b)	Shareholder value (c)
2005	5,948,600	5,398,843	91	133
2006	5,628,813	3,405,010	60	107
2007	5,464,245	3,016,991	55	114
2008	5,982,000	2,632,760	44	158
2009	7,450,000	5,671,486	76	126
Weighted Average			65	128

(a)	His total direct compensation as measured on October 31, 2010 includes:
•	actual salary and cash incentive payments received in the year of award
•	the actual value received from vested share units and options exercised
•	the October 31, 2010 value of share units that have not vested
•	the October 31, 2010 in-the-money value of stock options awarded (to date, Mr. Downe has not exercised any of the stock options granted in these years)
•	compensation received in US$ has been converted into Cdn$ (see notes to the Summary Compensation Table for named executive officers)
•	for 2008 compensation, the amount awarded reflects the total compensation granted to Mr. Downe, and the value at October 31, 2010 excludes the 2008 equity awards that Mr. Downe subsequently declined
(b)	Represents the value of Mr. Downe’s total direct compensation measured on October 31, 2010 as a percentage of his total direct compensation in the year of the award.
(c)	Represents the cumulative value at October 31, 2010 of $100 invested in Common Shares at the end of the award year, including reinvested dividends.

Pension

Mr. Downe participates in a defined benefit pension arrangement governed by the Pension Fund Society of the Bank of Montreal (PFS), a federally registered pension plan, and a Retirement Allowance Agreement (RAA) that is a Bank funded non-registered arrangement. All eligible employees participate in the PFS pension arrangement. The Bank entered into an RAA with Mr. Downe to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. The RAA also limits his annual pension benefit to a maximum of

US$1 million regardless of his length of service, salary level or bonuses. Following are the terms of Mr. Downe’s RAA for pension purposes:

•

The total annual normal retirement pension benefit is 2% of his last 12 months of salary plus the average of his highest five consecutive STIP awards to a total maximum of 145% of base salary, multiplied by his years of credited service. This is a US dollar pension formula that uses Mr. Downe’s US dollar salary and US dollar STIP awards. Based on limits imposed in the RAA, Mr. Downe’s calculated pension cannot exceed US$1 million per year.

•	A portion of his total annual pension will be paid from the PFS as periodic payments, and the rest will be converted into cash and paid in a lump sum as determined by the rules of his RAA.
•

This benefit is normally payable at age 60, but can be paid up to five years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60), subject to all applicable regulations and plan rules.

•

To date, Mr. Downe has earned a total annual retirement pension benefit of Cdn$811,145 that is payable on an unreduced basis at age 60. The US dollar pension that is the basis for this Canadian dollar representation will increase with additional years of credited service and earnings. The annual pension is subject to a US$1 million limit that was established at the time of Mr. Downe’s appointment as CEO.

•	Further details regarding Mr. Downe’s pension can be found in the executive compensation tables beginning on page 40.

Share ownership

Mr. Downe exceeds his share ownership guidelines.

Share ownership as at December 31, 2010
Required multiple	Common Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
7.0	9,653,479	5,717,579	8,927,155	24,298,213	23.31

Protocol for exercising stock options

Mr. Downe must consult with the Committee Chair before he exercises any options. This protocol ensures proper oversight of the Bank’s compliance with trading regulations and governance best practices.

35	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

R. C. Robertson, Chief Financial Officer

Mr. Robertson is accountable for financial governance for the Bank. He leads the development and implementation of enterprise-wide financial and taxation strategies, management and reporting, ensuring effective governance and controls. He also provides leadership to the strategic management office.

Mr. Robertson joined the Bank in 2008 from Deloitte and Touche LLP in Toronto, where he had been Vice-Chairman and the Lead Client Service Partner for the Bank. He began his career in 1969 with Arthur Andersen LLP in Toronto and held a number of increasingly senior roles in the company, including Canadian Managing Partner from 1994 until 2002, when Arthur Andersen Canada merged with Deloitte. He was an experienced audit partner with extensive financial services experience. He graduated from the Ivey School of Business at the University of Western Ontario (Honours BA) and is a chartered accountant.

2010 Compensation

Mr. Robertson’s compensation this year recognizes his contractual arrangement, the performance of the Bank, as well as his overall performance and contribution to the Bank. Mr. Robertson was hired on a renewable contract to replace the former CFO who had been on medical leave. Under his contract, he is entitled to a minimum of $2 million in compensation, in the form of cash and awards under the mid-term incentive plan; he does not participate in the long-term incentive plan. He also has the opportunity to earn additional performance-based compensation through the mid-term incentive plan.

The funding for Mr. Robertson’s additional performance based compensation (MTIP) was slightly below target, based on Bank relative 3-year TSR.

MTIP	Target	Actual
Relative Three-Year TSR (a)	At or above the average of the Cdn Peer Group	(0.4)% below the average of the Cdn Peer Group

(a)	Calculated based on the 90-day average Common Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2010 Annual Report.

Mr. Robertson’s individual performance was assessed by the CEO against financial and individual performance objectives, including: leading enterprise-wide expense management, business process improvements in strategy and finance, and maintaining strong financial governance practices. He successfully completed all of his objectives.

Direct compensation

Mr. Robertson’s compensation this year recognizes his contractual arrangement, the performance of the Bank, as well as his overall performance and contribution to the Bank.

(Cdn $)	2010		2009		2008
Cash
Salary		$400,000		$400,000		$265,425
Bonus		$1,300,000		$1,600,000		$1,100,000
Total cash		$1,700,000		$2,000,000		$1,365,425
Equity
Mid-term		$750,000		$300,000		$700,000
Stock options	$	Nil	$	Nil	$	Nil
Total equity		$750,000		$300,000		$700,000
Total direct compensation		$2,450,000		$2,300,000		$2,065,425

Pension

Mr. Robertson participates in the Canadian Executive Pension Plan, a defined benefit pension program with the following terms:

•

The total annual normal retirement pension benefit is 1.25% of his average pensionable salary plus the average of his STIP awards to a total maximum of 145% of average salary (all subject to certain limits), multiplied by his years of credited service, less an offset for a Canada Pension Plan (CPP) entitlement.

•

Mr. Robertson’s pension will be paid in the form of periodic payments – a portion from the Pension Fund Society of the Bank of Montreal, a federally registered pension plan and the rest under the Supplementary Pension Plan for Executive Officers, Designated Managing Directors and Designated Persons of the Bank of Montreal, a non-registered pension arrangement.

•	He has chosen to enhance a portion of his pension benefit to a 2% formula by contributing to the optional provision under the program.
•

The benefit is normally payable at age 65 but can be paid up to 10 years earlier on a reduced basis (reduction of 4% per year for each year that retirement precedes age 65) subject to all applicable legislation and plan rules.

•

To date, Mr. Robertson has earned a total annual retirement pension of $17,887 which will be payable on an unreduced basis at age 65. This amount will increase based on additional years of credited service and earnings.

•	Further details regarding Mr. Robertson’s pension can be found in the executive compensation tables beginning on page 40.

Share ownership

Mr. Robertson exceeds his share ownership guidelines.

Share ownership as at December 31, 2010
Required multiple	Common Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	713,327	2,163,996	0	2,877,323	7.19

Bank of Montreal Management Proxy Circular	36

Compensation Discussion and Analysis

T.V. Milroy, Chief Executive Officer, Capital Markets

Mr. Milroy leads the Capital Markets business in Canada, the U.S. and internationally. He is responsible for defining and implementing the strategic direction and delivering the customer solutions and final results for all Investment and Corporate Banking (I&CB) and Trading Products lines of business.

Mr. Milroy has been with the Bank since 1993, when he joined the investment bank as a Managing Director with responsibility for a number of key relationships. He was appointed Head of Vancouver investment banking in 1996, and named Executive Managing Director and Head of Investment & Corporate Banking (I&CB) in 1999. In 2001, he was appointed Vice-Chair and Global Head of I&CB and in 2006, was named Co-President of BMO Capital Markets. He assumed leadership of Capital Markets in 2008. He has a BA from McGill University, a Bachelor and Masters of Law from Cambridge University and an LLB from Dalhousie University, and completed the Advanced Management Program at the Harvard Business School.

2010 Compensation

Mr. Milroy’s compensation this year recognizes the performance of Capital Markets, as well as his overall performance and contribution to the Bank.

Mr. Milroy’s variable compensation funding is based 25% on the Bank’s performance against three financial measures, and 75% on Capital Markets’ Net Income After Tax (NIAT) and ROE. The mid- and long-term incentive pools are funded based on relative 3-year TSR.

Mr. Milroy’s STIP funding was above target this year, because Capital Markets’ ROE and NIAT (after adjusting for loss provisions that were lower than planned), and the Bank exceeded its targets. The STIP funding is lower than in 2009, based on year over year performance, and has been reflected in the variable compensation awarded.

The funding for his MTIP and LTIP was slightly below target, based on Bank relative 3-year TSR.

STIP
75% Operating group measures (1)	Target	Actual
CM NIAT	$965 million	$945 million
CM Return on Equity	14.9%	18.6%
25% Bank performance measures
Revenue Growth	9.3%	10.4%
Cash Earnings per Share Growth	29.8%	53.2%
Return on Equity	12.9%	14.9%
MTIP/LTIP
Relative Three-Year TSR (2)	At or above the average of the Cdn Peer Group	(0.4)% below the average of the Cdn Peer Group

(1)	Actual numbers will differ from those reported in our 2010 Annual Report as they are adjusted to reflect results before the commercial portfolio transfer from Capital Markets to P&C U.S., to align with target.
(2)	For compensation purposes, the calculation is based on the 90-day average Common Share price rather than the closing price on October 31. Accordingly, this number will differ from the TSR reported in our 2010 Annual Report.

Mr. Milroy’s 2010 individual awards are determined by the CEO’s assessment of his performance against key financial and individual performance objectives, in addition to his ongoing responsibilities:

•

He strengthened overall distribution capabilities to create an integrated North American platform through initiatives such as expanding the Debt Product offering and the North American Securities Lending business, and upgrading the U.S. Equity Sales and Trading platform.

•	He maintained a diversified, dynamic portfolio of businesses to meet the evolving needs of core clients including the expansion of the Bank’s presence and product offering in Asia.
•	To increase the focus on core profitable clients, he strengthened
Capital Markets capability by selective and strategic hiring across the business to position for future growth.

Direct compensation

Mr. Milroy’s compensation this year recognizes the performance of Capital Markets, as well as his overall performance and contribution to the Bank.

As part of its normal annual governance, the Committee reviewed compensation targets for 2011 and approved an increase in Mr. Milroy’s base salary to $500,000, effective January 2011.

(Cdn $)	2010	2009	2008
Cash
Salary	$400,000	$400,000	$331,667
Bonus	$3,200,000	$3,300,000	$1,600,000
Total cash	$3,600,000	$3,700,000	$1,931,667
Equity
Mid-term	$1,727,500	$1,900,000	$1,830,000
Stock options	$1,672,500	$1,900,000	$1,970,000
Total equity	$3,400,000	$3,800,000	$3,800,000
Total direct compensation	$7,000,000	$7,500,000	$5,731,667

Note: 60% of Mr. Milroy’s 2010 compensation is deferred (including his voluntary deferral of 25% of his cash bonus into DSUs) and therefore aligns with long-term interests of Shareholders.

Pension

Mr. Milroy participates in the BMO Nesbitt Burns Employee Retirement Plan, a provincially (Ontario) registered defined contribution pension plan that is offered to all eligible employees of BMO Nesbitt Burns, with the following terms:

•	Both Mr. Milroy and the Bank contribute to the plan.
•	The Bank contributes 3% of earnings every year to the defined contribution pension plan, to a maximum of $3,500 per year.
•

Mr. Milroy must contribute 2% of earnings up to a maximum of $2,000 per year, either to the defined contribution pension plan or a registered retirement savings plan. He has chosen to direct his contributions to a registered retirement savings plan.

•	Mr. Milroy is responsible for managing the investment of his retirement funds in the defined contribution plan and in the registered retirement savings plan.
•	Further details regarding Mr. Milroy’s pension can be found in the executive compensation tables beginning on page 40.

Share ownership

Mr. Milroy exceeds his share ownership guidelines.

Share ownership as at December 31, 2010
Required multiple of total target direct compensation	Common Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of total target direct compensation
1.0	167,037	6,933,981	10,227,499	17,328,517	Exceeds requirement

37	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

G. G. Ouellette, President and Chief Executive Officer, Private Client Group

Mr. Ouellette leads the Bank’s North American wealth management businesses, and is Deputy Chair, BMO Nesbitt Burns. He is responsible for defining and implementing strategic direction, delivering integrated services that address the needs of high net worth clients and the retirement markets, and for the results for all Private Bank, Full-Service Brokerage, Discount Brokerage, Mutual Funds, Insurance and Investment Management businesses in Canada and the U.S.

Mr. Ouellette started out as an Investment Executive with Burns Fry Limited in 1979. He was promoted to Branch Manager in 1983, to National Director of Sales in 1988 and to Managing Director of Investor Services in 1990. In 1993, he was named Executive Vice-President, and was then appointed to the position of Executive Vice-President, Private Client Division when Burns Fry merged with Nesbitt Thomson in 1994. He was appointed Director of the Private Client Division and Vice-Chairman of Nesbitt Burns in 1997. He has an undergraduate degree and a Master of Business Administration from the University of Western Ontario.

2010 Compensation

Mr. Ouellette’s compensation this year recognizes the performance of Private Client Group, as well as his overall performance and contribution to the company.

Mr. Ouellette’s short-term incentive pool funding is based 25% on the Bank’s performance against three financial measures, and 75% on the Private Client Group’s cash net income growth, revenue growth and cash operating leverage. The mid- and long-term incentive pools are funded based on historical relative TSR.

Although the Bank was above target on all its performance measures, PCG’s targets for 2010 were aggressive, and performance of all of the operating measures fell short of target. As a result, Mr. Ouellette’s STIP funding was below target this year.

The funding for his MTIP and LTIP was slightly below target, based on Bank relative 3-year TSR.

STIP
75% Operating group measures	Target	Actual
PCG Cash Net Income Growth	39.5%	31.4%
PCG Revenue Growth	14.0%	11.6%
PCG Cash Operating Leverage	11.4%	9.1%
25% Bank Performance Measures
Revenue Growth	9.3%	10.4%
Cash Earnings per Share Growth	29.8%	53.2%
Return on Equity	12.9%	14.9%
MTIP/LTIP
Relative Three-Year TSR (a)	At or above the average of the Cdn Peer Group	(0.4)% below the average of the Cdn Peer Group

(a)	Calculated based on the 90-day average Common Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2010 Annual Report.

Mr. Ouellette’s 2010 individual awards are determined by the CEO’s assessment of his performance against key financial and individual performance objectives, in addition to his ongoing responsibilities:

•	He achieved strong year over year results, although absolute results fell short of aggressive targets.
•

He continued to foster innovation in the design and delivery of products and services, including expanding Exchange Traded Funds (ETF) family, strengthening BMO InvestorLine capabilities and enhancing the online experience.

•

He continued to differentiate PCG in the market by delivering great client experience anchored in financial and retirement planning and innovative programs (Take Charge of Your Retirement) that motivate clients to think about how their financial and non-financial goals are linked.

•	He encouraged and maintained a high level of internal collaboration, and continued to leverage the full range of wealth management businesses to better meet client needs.

Direct compensation

Mr. Ouellette’s compensation this year recognizes the performance of PCG, as well as his overall performance and contribution to BMO.

(Cdn $)	2010	2009	2008
Cash
Salary	$500,000	$500,000	$500,000
Bonus	$828,500	$685,000	$1,000,000
Total cash	$1,328,500	$1,185,000	$1,500,000
Equity
Mid-term	$1,052,000	$807,500	$716,000
Stock options	$940,500	$807,500	$684,000
Total equity	$1,992,500	$1,615,000	$1,400,000
Total direct compensation	$3,321,000	$2,800,000	$2,900,000

Note: 60% of Mr. Ouellette’s 2010 compensation is deferred and therefore aligns with the long-term interests of Shareholders.

Pension

Mr. Ouellette participates in a defined benefit pension arrangement governed by the Pension Fund Society of the Bank of Montreal (PFS), a federally registered pension plan, and a Retirement Allowance Agreement (RAA) that is a Bank funded non-registered arrangement. All eligible employees participate in the PFS pension arrangement. The Bank entered into an RAA with Mr. Ouellette to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. Following are the terms of Mr. Ouellette’s RAA for pension purposes:

•

The total annual normal retirement pension benefit is 2% of his last 12 months of salary plus the average of his highest five consecutive STIP awards to a total maximum of 145% of base salary, multiplied by his years of credited service.

•	Upon retirement, Mr. Ouellette’s total annual pension (including the PFS portion and the RAA portion) will be payable as periodic payments.
•

To date, Mr. Ouellette has earned a total annual retirement pension benefit of Cdn$333,500, that is payable immediately on an unreduced basis. This pension will increase with additional years of credited service and earnings.

•	Further details regarding Mr. Ouellette’s pension can be found in the executive compensation tables beginning on page 40.

Share ownership

Mr. Ouellette exceeds his share ownership guidelines.

Share ownership as at December 31, 2010
Required multiple	Common Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	11,190,954	3,163,211	6,428,008	20,782,173	41.56

Bank of Montreal Management Proxy Circular	38

Compensation Discussion and Analysis

F. J. Techar, President and Chief Executive Officer, Personal and Commercial Banking Canada

Mr. Techar leads the Canadian retail bank and is responsible for defining and implementing strategies for all products and sales and service distribution channels. He is accountable for delivering financial solutions to customers and for financial results for the Personal, Commercial and Small Business (Canada) banking lines of business.

Mr. Techar joined the Bank in 1984. He was appointed to his current position in July 2006 after serving as President and Chief Executive Officer of Harris Bankcorp, Inc. for five years. He began his career with the Bank in the Corporate Banking Division, and then gained several years of international experience in the U.S. and as Senior Vice-President and General Manager London, England. Mr. Techar has a Bachelor of Science and an Engineering degree from Princeton University, and a Master in Business Administration from the University of Denver.

2010 Compensation

Mr. Techar’s compensation this year recognizes the performance of Personal & Commercial Banking Canada (P&C Canada), as well as his overall performance and contribution to the company.

His short-term incentive pool funding is based 25% on the Bank’s performance against three financial measures, and 75% on P&C Canada’s cash net income growth, revenue growth, cash operating leverage and return on equity. The mid- and long-term incentive pools are funded based on historical relative TSR.

Mr. Techar’s STIP funding was above target this year, because P&C Canada exceeded its targets for all four measures, and the Bank exceeded its targets.

The funding for his MTIP and LTIP was slightly below target, based on Bank relative 3-year TSR.

STIP
75% P&C Canada Operating group measures (a)	Target	Actual
P&C Cash Net Income Growth	9.7%	17.2%
P&C Revenue Growth	8.9%	10.7%
P&C Cash Operating Leverage	2.0%	5.4%
P&C Return on Equity	41.3%	52.1%
25% Bank performance measures
Revenue Growth	9.3%	10.4%
Cash Earnings per Share Growth	29.8%	53.2%
Return on Equity	12.9%	14.9%
MTIP/LTIP
Relative Three-Year TSR (b)	At or above the average of the Cdn Peer Group	(0.4)% below the average of the Cdn Peer Group

(a)	Target and actual numbers are adjusted to take into account the mutual funds business, therefore actual numbers will not be the same as the numbers reported in our 2010 Annual Report.
(b)	Calculated based on the 90-day average Common Share price for compensation purposes, instead of on the closing price on October 31. This number will not be the same as the TSR reported in our 2010 Annual Report.

Mr. Techar’s 2010 individual awards are determined by the CEO’s assessment of his performance against key financial and individual performance objectives, in addition to his ongoing responsibilities.

•	P&C Canada had outstanding financial performance, and achieved double-digit growth in revenue and net income for the second year.
•	He continued to focus on enhancing the customer experience and creating a differentiated position in the Canadian market.
•	Under his leadership, P&C Canada has responded to customer insights and introduced new offerings that bring clarity to financial decisions for customers.
•	He focused on enhancing online capabilities, strengthening the branch network and streamlining branch processes.

Progress and achievement on all of these objectives continue to reinforce the Bank’s commitment to customers by providing tangible evidence of the Bank’s brand promise.

Direct compensation

Mr. Techar’s compensation this year recognizes the performance of P&C Canada, as well as his overall performance and contribution to the Bank.

(Cdn $) (a)	2010	2009	2008
Cash
Salary	$573,430	$640,750	$559,000
Bonus	$1,287,000	$1,125,000	$689,376
Total cash	$1,860,430	$1,765,750	$1,248,376
Equity
Mid-term	$1,081,500	$975,000	$1,182,454
Stock options	$1,081,500	$975,000	$705,658
Total equity	$2,163,000	$1,950,000	$1,888,112
Total direct compensation	$4,023,430	$3,715,750	$3,136,488

(a)	Compensation has been converted to Cdn$ consistent with the Summary Compensation table on page 40.

Note: 62% of Mr. Techar’s 2010 compensation is deferred (including his voluntary deferral of 25% of his cash bonus into DSUs) and therefore aligns with the long term interest of Shareholders.

Pension

Mr. Techar has been employed with the Bank in Canada and in the U.S. As a result, he has membership in the Bank’s pension programs in both countries. These programs include the Pension Fund Society of the Bank of Montreal (PFS), Harris Qualified and Non-Qualified Pension Plans and a Retirement Allowance Agreement (RAA). The Bank entered into an RAA with Mr. Techar to define his overall pension arrangement and to clarify his entitlement in the event of a change of control. Following are the terms of Mr. Techar’s RAA for pension purposes:

•

The total annual normal retirement pension benefit is 2% of his last 12 months of salary plus the average of his highest five consecutive STIP awards to a total maximum of 145% of base salary, multiplied by his years of credited service. This is a US dollar pension formula which uses Mr. Techar’s US dollar salary and US dollar STIP awards.

•

The portion of his total annual pension that is payable from the PFS must be taken as periodic payments. He will have the choice of taking the amount payable from the Harris qualified plan as periodic payments or as a lump sum. The remainder of his total annual pension will be converted into cash and paid in a lump sum as determined by the rules of his RAA.

•

To date, Mr. Techar has earned a total annual retirement pension of $423,077, that is payable on an unreduced basis at age 60. The US dollar pension that is the basis for this Canadian dollar representation will increase based on additional years of credited service and earnings.

•

The benefit is normally payable at age 60, but can be paid up to 5 years earlier on a reduced basis (reduction of 3% per year for each year that retirement precedes age 60) subject to all applicable legislation and plan rules.

•	Further details regarding Mr. Techar’s pension, including CDN/US conversion notes for the purposes of valuing, can be found in the executive compensation tables beginning on page 40.

Share ownership

Mr. Techar exceeds his share ownership guidelines.

Share ownership as at December 31, 2010
Required multiple	Common Shares ($)	RSUs ($)	DSUs ($)	Total share ownership ($)	Total shares as a multiple of base salary
5.0	1,494,595	4,153,458	3,617,850	9,265,903	16.16

39	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Executive Compensation Tables

Summary Compensation Table for Named Executive Officers

The table below shows the compensation earned in the last three fiscal years by the Named Executive Officers.

Name and principal position	Year		Salary ($)	Share-based awards ($)(a)		Option-based awards ($)(a)(b)		Non-equity incentive plan compensation ($)	Pension value ($)(d)	All other compensation ($)(e)	Total compensation ($)
								Annual incentive plans (c)
W. A. Downe	2010		1,042,600	3,000,000		2,650,000		2,850,000	626,526 (f)	12,772	10,181,898
President and Chief	2009		1,165,000	2,350,000		2,350,000		1,585,000	120,881	14,271	7,585,152
Executive Officer	2008		1,032,000	1,750,000		1,800,000		1,400,000	(13,359)	11,868	5,980,509
	2008	(g)	1,032,000	0	(g)	0	(g)	1,400,000	(13,359)	11,868	2,430,509
R. C. Robertson	2010		400,000	750,000		0		1,300,000	80,023	11,967	2,541,990
Chief Financial Officer	2009		400,000	300,000		0		1,600,000	64,516	11,967	2,376,483
	2008		265,425	700,000		0		1,100,000	24,636	921	2,090,982
T. V. Milroy	2010		400,000	1,727,500		1,672,500		3,200,000	3,500	3,000	7,006,500
Chief Executive Officer,	2009		400,000	1,900,000		1,900,000		3,300,000	3,500	3,000	7,506,500
Capital Markets	2008		331,667	1,830,000		1,970,000		1,600,000	3,500	3,000	5,738,167
G. G. Ouellette	2010		500,000	1,052,000		940,500		828,500	372,746	100,017	3,793,763
President and Chief Executive	2009		500,000	807,500		807,500		685,000	343,815	68,196	3,212,011
Officer, Private Client Group	2008		500,000	716,000		684,000		1,000,000	400,513	14,959	3,315,472
F. J. Techar	2010		573,430	1,081,500		1,081,500		1,287,000	21,257	168,457	4,213,144
President and Chief Executive	2009		640,750	975,000		975,000		1,125,000	55,345	471,345	4,242,440
Officer, Personal and Commercial	2008		559,000	1,182,454		705,658		689,376	341,239	414,484	3,892,211
Bank Canada

Notes

Cash compensation paid in U.S. dollars has been converted into Canadian dollars at the average rate of exchange for the fiscal years as follows: for 2010 US$1.00 = Cdn$1.0426, for 2009 US$1.00 = Cdn$1.165; and for 2008, US$1.00 = Cdn$1.032. Equity awards granted in U.S. dollars have been converted into Canadian dollars using a 30 day average as follows: for 2009 US$1.00 = Cdn$1.0266; for 2008 US$1.00 = Cdn$1.034; and for 2007 US$1.00 = Cdn$1.132. U.S. dollar pension values have been converted at a spot rate into Canadian dollar values for the fiscal years as follows: for 2010 US$1.00 = Cdn$1.0202, for 2009 US$1.00 = Cdn$1.0819; and for 2008, US$1.00 = Cdn$1.0186.

(a)	The option-based and share-based awards reported are the most recently approved, rather than those 12 months in arrears. The amounts shown represent the value of awards granted in each of calendar years 2010, 2009 and 2008. The table does not show the value of option-based and share-based awards granted to each of the NEOs in fiscal 2008 (i.e., between November 1 and December 31, 2007).
•	The value of options granted in that period is as follows: Mr. Downe $2,700,000; Mr. Milroy $400,000; Mr. Ouellette $950,000 and Mr. Techar $1,292,728.
•

The value of share-based awards granted in that period is as follows: Mr. Downe $1,800,000 in Bank MTIP; Mr. Milroy $2,305,000 in Bank MTIP and CM MTIP; Mr. Ouellette $650,000 in Bank MTIP and Mr. Techar $775,594 in Bank MTIP.

(b)	The Committee reviewed an estimate prepared by a third party consultant on the value of the options at the grant date. The consultant used a binomial pricing model, a commonly used valuation method, and made the following key assumptions to determine the option fair value: expected dividend yield: 3.5%; expected Common Share price volatility: 27.43%; risk free rate of return: 3.3% and expected period until exercise: 10 years. For the purposes of accounting and financial statements, the option value methodology and assumptions are consistent with the guidance in the Canadian Institute of Chartered Accountants Handbook Section 3870 Stock-Based Compensation and other Stock-Based Payments. The Black-Scholes option pricing model was used with the following assumptions: expected dividend yield 6.6%; expected Common Share price volatility: 27.5%; risk free rate of return 2.9% and expected period until exercise: 6.5 years.
(c)	Executives can choose to defer receipt of a portion of their short-term cash incentive award and receive DSUs instead. Their elections to defer were as follows:

Year	NEO	% Deferred
2010	Mr. Downe	50%
	Mr. Techar	25%
	Mr. Milroy	25%
2009	Mr. Downe	50%
	Mr. Milroy	25%
2008	Mr. Downe	25%
	Mr. Milroy	100%	*
	Mr. Techar	50%

* subject to a maximum of $350,000

(d)	Includes the current service cost and the impact of differences between actual compensation and compensation estimated for actuarial purposes. See page 42 for details about these pension plans and obligations.
(e)	The amounts shown represent the Bank’s contributions to the NEOs under the employee share purchase programs and the aggregate value of perquisites and benefits where they are above $50,000, or 10% of the total annual salary (whichever is lower). Mr. Ouellette’s amounts include a perquisite allowance of $31,000 paid in 2009 and 2010 and annual club fees for 2009 and 2010 of $33,348 paid in 2010. Mr. Techar’s 2010 amounts include a club initiation fee of $99,711 and an allowance of US$354,359 paid in 2008 and 2009 to assist in his employment relocation from the United States to Canada.
(f)	Of the $626,526 reported for 2010, $398,148 is attributable to the cost for 2010 service. The remainder is attributable to the increase in accrued pension liability based on Mr. Downe’s total years of credited service to date, resulting from his 2011 increase in base salary.
(g)	Mr. Downe subsequently returned his $1,750,000 in restricted share units and $1,800,000 in stock options, resulting in $0 equity awards in 2008. The two rows for 2008 report compensation before and after Mr. Downe’s decision.

Bank of Montreal Management Proxy Circular	40

Compensation Discussion and Analysis

Outstanding Option-based Awards and Share-based Awards

The table below shows the value of the outstanding option-based and share-based awards for each of the NEOs as of October 31, 2010.

		Option-based awards				Share-based awards
Name	Grant Date	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(a)(b)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested ($)(d)(c)
W. A. Downe	December 12, 2000	74,800	38.45	December 12, 2010	1,629,144
	December 11, 2001	351,200	35.68	December 11, 2011	8,621,960
	December 10, 2002	67,400	40.85	December 10, 2012	1,306,212
	January 5, 2004	44,100	53.93	January 5, 2014	277,830
	December 8, 2004	40,400	56.60	December 8, 2014	146,652
	December 8, 2005	46,300	62.99	December 8, 2015	0
	December 14, 2006	98,300	68.97	December 14, 2016	0
	December 3, 2007					34,503	2,078,098
	December 13, 2007	165,400	60.23	December 13, 2017	0
	December 1, 2009					46,739	2,815,063
	December 10, 2009	183,194	53.45	December 10, 2019	1,242,055
Total		1,071,094			13,223,853	81,242	4,893,161
R. C. Robertson	March 27, 2008					12,691	764,399
	December 1, 2008					5,656	340,682
	December 1, 2009					5,967	359,370
	March 25, 2010					5,164	311,029
Total						29,478	1,775,480
T. V. Milroy	December 11, 2001	26,000	35.68	December 11, 2011	638,300
	December 10, 2002	22,700	40.85	December 10, 2012	439,926
	January 5, 2004	28,700	53.93	January 5, 2014	180,810
	December 8, 2004	16,400	56.60	December 8, 2014	59,532
	February 7, 2006	11,400	67.94	February 7, 2016	0
	December 14, 2006	10,500	68.97	December 14, 2016	0
	December 1, 2007					4,888	294,397
	December 3, 2007					13,772	829,506
	December 13, 2007	24,100	60.23	December 13, 2017	0
	March 27, 2008	61,302	45.00	March 27, 2018	933,629
	December 1, 2008					51,756	3,117,236
	December 11, 2008	142,837	34.13	December 11, 2018	3,728,046
	December 1, 2009					37,789	2,276,008
	December 10, 2009	148,114	53.45	December 10, 2019	1,004,213
Total		492,053			6,984,456	108,205	6,517,147
G. G. Ouellette	December 12, 2000	47,600	38.45	December 12, 2010	1,036,728
	December 11, 2001	110,500	35.68	December 11, 2011	2,712,775
	December 10, 2002	67,600	40.85	December 10, 2012	1,310,088
	January 5, 2004	87,700	53.93	January 5, 2014	552,510
	December 8, 2004	50,200	56.60	December 8, 2014	182,226
	December 8, 2005	49,800	62.99	December 8, 2015	0
	December 14, 2006	45,500	68.97	December 14, 2016	0
	December 1, 2007					12,459	750,425
	December 13, 2007	58,200	60.23	December 13, 2017	0
	December 1, 2008					20,250	1,219,641
	December 11, 2008	83,505	34.13	December 11, 2018	2,179,481
	December 1, 2009					16,060	967,303
	December 10, 2009	62,949	53.45	December 10, 2019	426,794
Total		663,554			8,400,602	48,769	2,937,369
F. J. Techar	December 11, 2001	75,800	35.68	December 11, 2011	1,860,890
	December 10, 2002	60,100	40.85	December 10, 2012	1,164,738
	January 5, 2004	50,100	53.93	January 5, 2014	315,630
	December 8, 2004	49,600	56.60	December 8, 2014	180,048
	December 8, 2005	51,700	62.99	December 8, 2015	0
	December 14, 2006	63,600	68.97	December 14, 2016	0
	December 1, 2007					14,867	895,423
	December 13, 2007	79,200	60.23	December 13, 2017	0
	December 1, 2008					33,442	2,014,201
	December 11, 2008	86,149	34.13	December 11, 2018	2,248,489
	December 1, 2009					19,392	1,167,952
	December 10, 2009	76,006	53.45	December 10, 2019	515,321
Total		592,255			6,285,116	67,701	4,077,576

Notes

(a)	The value of certain of the unexercised options is $0 because the exercise price is higher than the closing price of the Common Shares on the TSX on October 31, 2010 ($60.23).
(b)	The value of unexercised in-the-money options is equal to the difference between the exercise price of the options and the closing price of the Common Shares on the TSX on October 31, 2010 ($60.23). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.
(c)	With his appointment to President and Chief Executive Officer in 2007 , Mr. Downe was granted a special incentive award opportunity tied to relative TSR performance that is designed to reward progressive and sustained outperformance in both relative and absolute terms, as follows. The award has a five-year term (March 1, 2007 to March 1, 2012). If the Bank obtains superior TSR relative to the Canadian peer group (the other five major Canadian banks) and a 25% absolute TSR increase at the end of the performance period, the value of the award will be $10,000,000. The value will be zero, if these aggressive performance hurdles are not met. If the Bank attains top relative TSR performance and a 25% absolute TSR increase at the end of the performance period, the payout of the award will be $12,500,000. Based on the aggressive performance hurdles and the risk of forfeiture, the award has an indeterminate value.
(d)	The payout value of Performance Share Units (PSUs) that have not vested assumes that the target performance has been met. The performance includes a relative TSR performance factor based on the Bank’s three-year annualized total TSR compared to the annualized TSRs of its competitors over the same period. The TSR factor is applied to the final value of PSUs to determine the payout value. If the Bank’s relative TSR falls below 10% of the average TSR of the peer competitors, the plan will not pay out. The payout value is calculated using the closing price of the shares on the TSX on October 31, 2010 ($60.23) multiplied by the number of units granted. As of December 1, 2007, PSUs are no longer awarded.

41	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Incentive Plan Awards – Value Vested or Earned

The table below shows the value of the option-based awards, share-based awards and non-equity incentive plan compensation that vested or was earned during the fiscal year ended October 31, 2010

Name	Option-based awards – value vested during the year ($)(a)	Share-based awards – value vested during the year ($)(b)	Non-equity incentive plan compensation – Value earned during the year ($)(c)
W. A. Downe	0	1,398,256	2,850,000
R. C. Robertson	n/a	n/a	1,300,000
T. V. Milroy	926,969	1,435,168	3,200,000
G. G. Ouellette	391,843	570,502	828,500
F. J. Techar	404,250	904,533	1,287,000

Notes

(a)	The value of the stock options that vested during the fiscal year is based on the difference between the exercise price of the options and the Common Share closing price on the TSX on the vesting date. If the closing price of the Common Shares on the vesting date was below the exercise price, the stock options had no current value and are valued at $0.
(b)	The value of share-based awards that vested and were paid out during the fiscal year. Includes dividend equivalents earned on outstanding DSUs during the period. Dividend equivalents are valued at the closing price of Common Shares on the TSX on October 31, 2010 ($60.23).
(c)	The annual cash incentive awards for 2010. Annual incentive awards are also reported in the Summary Compensation table. The full amount of the annual cash incentive is included in this table even if a portion was voluntarily deferred into DSUs.

Defined Benefit Pension Plan Table

The table below shows the required defined benefit pension plan disclosure including the annual pension payable to the NEOs for three pension-eligibility timeframes (at year end, at normal retirement and at age 65) and accrued obligations determined on a defined benefit basis.

Name	Number of years credited service		Annual benefits payable ($)(a)(b)						Accrued obligation at start of Year ($)(d)	Compensatory Change ($)(e)	Non-compensatory Change ($)(e)	Accrued obligation at year end ($)(d)
			At year end		At Normal Retirement	(c)	At age 65
W. A. Downe	27.42		811,145	(f)	855,524	(f)	1,000,985	(f)	9,899,066	626,526	1,464,252	11,989,844
R. C. Robertson	2.67		17,887		33,174		33,174		118,132	80,023	38,242	236,397
G. G. Ouellette	23.00	(g)	333,500		333,500		389,084		3,967,361	372,746	395,026	4,735,133
F. J. Techar	26.00		423,077	(h)	515,287	(h)	595,291	(h)	4,356,255	21,257	1,085,275	5,462,787

Notes

(a)	Annual benefits payable are inclusive of all pension entitlements from the Bank and do not reflect the reduction of benefits due to early retirement.
(b)	All annual benefits shown reflect earnings as of October 31, 2010
(c)	According to their pension arrangements, Messrs. Downe, Ouellette and Techar have a normal retirement age of 60. Mr. Robertson has a normal retirement age of 65.
(d)	Accrued Obligation is the present value of the accrued benefit, calculated using the same actuarial assumptions and methods used to calculate the pension liabilities in the consolidated financial statements. The assumptions reflect a best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other corporations. Also, if an NEO is entitled to a lump sum payment on retirement, the lump sum payment may be significantly different compared to the accrued obligation because of differences between the lump sum assumptions (which are dependent on economic conditions at the time of retirement) and the assumptions used to prepare the consolidated financial statements.
(e)	Compensatory Change consists mainly of the service cost (the present value of the additional benefit earned during the year by virtue of accruing service) and differences between actual compensation and compensation estimated for actuarial purposes. Non-Compensatory Change includes interest on the obligation and changes in assumptions (especially the discount rate, which is dependent on current long-term bond yields), changes in exchange rates, non-compensatory plan experience (such as retirement behaviour other than as expected) and employee contributions.
(f)	A portion of Mr. Downe’s annual pension benefit will be payable as an annuity from the Pension Fund Society of the Bank of Montreal (PFS). The balance of the total annual pension entitlement will be converted to a lump sum on retirement. The annual pension is subject to a total pension entitlement cap of US$1,000,000.
(g)	To recognize years of service with his previous employer, Mr. Ouellette has a special service arrangement whereby he accrues 1 additional year of credited service for each year worked.
(h)	A portion of Mr. Techar’s annual pension benefit will be payable from the PFS, a portion from the Harris Qualified Plan and the balance of the total annual pension entitlement will be converted to a lump sum on retirement.

Defined Contribution Pension Plan Table

The table below shows the required defined contribution pension disclosure for Mr. Milroy’s benefit.

Name	Defined Contribution Pension Plan Accumulated Value at Start of Year	Compensatory (a)	Non-compensatory (b)	Defined Contribution Pension Plan Accumulated Value at Year-End
T. V. Milroy	$64,480	$3,500	$6,388	$74,368

Notes

(a)	The compensatory component of this disclosure includes only the Bank’s contributions. The Plan does not provide “above market investment earnings”.
(b)	Non-compensatory changes in the accumulated value include employee contributions and investment earnings in the Plan.

Bank of Montreal Management Proxy Circular	42

Compensation Discussion and Analysis

Termination and Change of Control Benefits

The table below explains how the components of our executive compensation program are treated under five termination scenarios.

Compensation Element	Resignation	Termination With Cause	Termination Without Cause	Retirement (Early or Normal)	Change in Control
Base Pay (Salary)	Ceases immediately	Ceases immediately	Severance paid as a lump sum or salary continuation	Normal retirement provisions apply	No incremental payment
Short Term Incentive Plan (Bonus)	Forfeited	Forfeited	As negotiated	Pro-rated for the year	No incremental payment.
Bank Mid-Term Incentive Plan (RSU and PSU)	Forfeited	Forfeited	Normal vesting and payout dates apply to RSU and PSU RSUs are forfeited if non-solicit provision is breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply to RSU and PSU RSUs are forfeited if non-solicit and non-compete provisions are breached or if employee engaged in misconduct while employed	Normal vesting and payout dates apply
CM Mid-Term Incentive Plan	Forfeited	Forfeited	Normal vesting and payout dates apply	Normal vesting and payout dates apply RSUs are forfeited if non-compete provision is breached	Normal vesting and payout dates apply
Long-Term Incentive Plan (Stock Options)	All options are cancelled	All options are cancelled	All vested options expire in 90 days. If non-solicit provision is breached, all options are cancelled unless of retirement age, in which case the retirement provisions apply.	All options expire at the earlier of 5 years from retirement or normal expiry. If non-compete and non-solicit provisions are breached, all options are cancelled	If terminated without cause within 24 months after change in control, all options become fully vested and will expire within 90 days
Deferred Stock Units (voluntary deferral of STIP)	Units are redeemed	Units are redeemed	Units are redeemed	Units are redeemed	Participation continues
Canadian Executive Pension Plan	No incremental payment	No incremental payment	Prior to age 55, bonus related pension provision (1.25% of best average earnings less the average pensionable salary, multiplied by credited service) is payable	No incremental payment	No incremental payment
BMO Nesbitt Burns Pension Plan	No incremental payment	No incremental payment	No incremental payment	No incremental payment	No incremental payment
Retirement Allowance Agreement (RAA)	No incremental payment	No incremental payment	Granted an additional 2 years of credited service plus severance payment equal to two times the sum of annual salary plus the average of the best 5 consecutive bonuses	No incremental payment	The payment is the same as Termination Without Cause, if there is a change of control and within 24 months the executive is terminated without cause
Benefits	None	None	None	None	None
Perquisites	Ceases	Ceases	Subject to negotiation	Ceases	No incremental payment

43	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

The table below shows the incremental payments that would be made to each NEO at, following, or in connection with each of the termination scenarios below as at October 31, 2010 (a).

Name	Type of Payment		Resignation ($)	Termination With Cause ($)	Termination Without Cause ($)	Retirement (Early or Normal) ($)	Change in Control ($)
W. A. Downe	Total cash Severance	(b)	$0	$0	$6,428,792	$0	$6,428,792
	DSUs		$0	$0	$0	$0	$0
	Bank MTIP		$0	$0	$0	$0	$0
	Stock Options	(c)	$0	$0	$0	$0	$3,599,714
	Pension	(d)(e)	$0	$0	$56,509	$0	$56,509
	Total		$0	$0	$6,485,301	$0	$10,085,015
R. C. Robertson	Total cash Severance	(f)	$0	$0	$0	$0	$0
	DSUs		$0	$0	$0	$0	$0
	Bank MTIP		$0	$0	$0	$0	$0
	Stock Options		$0	$0	$0	$0	$0
	Pension	(e)	$0	$0	$0	$0	$0
	Total		$0	$0	$0	$0	$0
T. V. Milroy	Total cash Severance	(b)	$0	$0	$0	$0	$0
	DSUs		$0	$0	$0	$0	$0
	Bank MTIP		$0	$0	$0	$0	$0
	CM MTIP		$0	$0	$0	$0	$0
	Stock Options	(c)	$0	$0	$0	$0	$4,387,239
	Pension	(e)	$0	$0	$0	$0	$0
	Total		$0	$0	$0	$0	$4,387,239
G. G. Ouellette	Total cash Severance	(b)	$0	$0	$4,288,000	$0	$4,288,000
	DSUs		$0	$0	$0	$0	$0
	RSUs		$0	$0	$0	$0	$0
	PSUs		$0	$0	$0	$0	$0
	Stock Options	(c)	$0	$0	$0	$0	$4,035,842
	Pension	(d)(e)	$0	$0	$58,000	$0	$58,000
	Total		$0	$0	$4,346,000	$0	$8,381,842
F. J. Techar	Total cash Severance	(b)	$0	$0	$2,787,482	$0	$2,787,482
	DSUs		$0	$0	$0	$0	$0
	RSUs		$0	$0	$0	$0	$0
	PSUs		$0	$0	$0	$0	$0
	Stock Options	(c)	$0	$0	$0	$0	$2,533,798
	Pension	(d)(e)	$0	$0	$199,071	$0	$199,071
	Total		$0	$0	$2,986,553	$0	$5,520,351

Notes

(a)	The incremental benefit received by the NEO, not including any statutory benefits. All payments are calculated on the assumption that the NEO ceased to be an employee on October 31, 2010. Valuations are based on the closing price of the Common Shares on the TSX on October 31, 2010 ($60.23) and severance and pensions paid in US$ have been converted to Cdn$ at an exchange rate of Cdn$1.0202 per US$1.00 at October 31, 2010.
(b)	Severance payments for Messrs. Downe, Ouellette and Techar are governed by their RAAs. For Mr. Milroy, any entitlement would be determined under common law.
(c)	The values shown are the in-the-money amount of options for which vesting would be accelerated. Accelerated vesting of stock options occurs when there is a change of control and the executive is terminated without cause within 24 months of the change of control.
(d)	As outlined in their RAAs, Messrs. Downe, Ouellette and Techar would receive additional pension if there is a change of control and they are terminated without cause within 24 months of the change of control.
(e)	Pension payments for Messrs. Downe, Ouellette and Techar are governed by their RAAs. Mr. Robertson is governed by the Canadian Executive Pension Plan and Mr. Milroy by the BMO Nesbitt Burns Pension Plan.
(f)	Mr. Robertson has a fixed-term contractual arrangement that pays him a target total compensation of $2.4 million.

Bank of Montreal Management Proxy Circular	44

Compensation Discussion and Analysis

Other Information

Cost of Management Ratio

In response to a shareholder proposal received in 2005, the Bank committed to working with other financial institutions to develop a cost-of-management ratio to be reported annually. The agreed-upon measure, shown below, reports the total aggregate compensation for NEOs in the Management Proxy Circulars issued in 2008, 2009 and 2010. The Cost of Management Ratio is expressed as a percentage of net income after tax.

	2010	2009	2008 (a)
Total aggregate NEO compensation ($ millions) (b)	$27.7	$24.7	$22.4
As a percentage of net income after tax (c)	0.99%	1.38%	1.13%

Notes

(a)	The 2008 cost of management ratio includes Mr. Downe’s equity awards that he subsequently decided to forgo.
(b)	Total NEO compensation is the total of base salary, short-, mid- and long-term incentives, other compensation and the annual pension service and compensation cost for the CEO and CFO in addition to the three most highly compensated executive officers for each reported year. For 2009 and 2008, the NEOs are W.A. Downe and R.C. Robertson (CFO), in addition to the three most highly compensated executive officers.
(c)	Net income after tax (in accordance with Canadian GAAP) is reported on page 111 of our 2010 Annual Report.

Bank’s Stock Option Plans

The Stock Option Plan and Non-Officer Director Stock Option Plan are the only compensation plans where the Bank issues equity securities. Shareholders first approved the Stock Option Plan in 1995, and approved an amendment to increase the number of shares issuable under the Plan at the Annual General Meeting on March 3, 2009. Shareholders approved the Non-Officer Director Stock Option Plan at the Bank’s Annual General Meeting held on February 25, 2002.

Although Shareholders passed a resolution at the Annual General Meeting on February 24, 2004 to discontinue the granting of options to directors under the Non-Officer Director Stock Option Plan effective November 1, 2003, options under this Plan are still outstanding. See page 47, Non-Officer Director Stock Option Plan, for more information.

Dilution Impact of Long-Term Incentive Plan

At any given time, there are a number of options available to be issued, plus options outstanding that have not yet been exercised. These are known as overhang. To reduce the future dilutive effects stock options have on share value, the Committee has established a guideline that limits overhang to 7.5% or less of the total number of issued and outstanding Common Shares. The Bank also monitors the outstanding options (dilution) and the number of options issued each year (burn rate).

The table below shows these key measures, and illustrates our management of stock option awards to minimize the dilutive effect on Shareholders.

	Measure (shown as a % of issued and outstanding Common Shares as of October 31, 2010)
	2010	2009	2008
Overhang (1)	4.37%	5.38%	4.50%
Dilution (2)	2.69%	3.37%	3.96%
Burn rate (3)	0.31%	0.40%	0.29%

Notes

(1)	Overhang is the total number of options available to be issued, plus all options outstanding that have not yet been exercised, expressed as a percentage of the total number of issued and outstanding Common Shares at the end of the fiscal year.
(2)	Dilution is the number of options issued but not exercised, expressed as a percentage of the total number of issued and outstanding Common Shares at the end of the fiscal year.
(3)	Burn rate is the number of stock options issued during the year, expressed as a percentage of the total number of issued and outstanding Common Shares at the end of the fiscal year.

Securities Authorized for Issuance under the Stock Option Plans

The table below describes the Common Shares that will be issued when outstanding options are exercised under the Stock Option Plan and the Non-Officer Director Stock Option Plan, as well as the remaining number of Common Shares available to be issued under the Stock Option Plan. Since options can no longer be issued to directors under the Non-Officer Director Stock Option Plan, the table does not include Common Shares that are still available to be issued under that Plan.

Shareholders have approved all equity compensation plans that involve the issue of shares. See page 45 to 47 for a description of the material features of each plan. The table below sets out information about the equity plans as at October 31, 2010.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by the security holders	15,232,139	$48.74	9,850,335
Equity compensation plans not approved by the security holders	Nil	Nil	Nil
Total	15,232,139	$48.74	9,850,335

Bank’s Stock Option Plan – Issuance Limits

Eligibility	Options granted to employees and employees on a temporary leave of absence of the Bank and its affiliates at Committee discretion
Maximum number of shares issuable	72,200,000 Common Shares (representing 12.72% of issued and outstanding Common Shares as at January 31, 2011)
Currently issued (dilution)	15,957,382 Common Shares issuable upon exercise of outstanding options (representing 2.81% of the Bank’s issued and outstanding Common Shares as at January 31, 2011)
Available for issue	8,284,588 Common Shares remaining available for issuance (representing 1.46% of the Bank’s issued and outstanding Common Shares as at January 31, 2011)
Other limits	The number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares; and the number of Common Shares issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding Common Shares. Maximum number of Common Shares reserved for issuance under options to any one participant cannot exceed 5% of the Common Shares then issued and outstanding
Committee guideline (overhang)	The Committee adopted a guideline that the total number of options available for issue, plus all options outstanding that have not yet been exercised, should be 7.5% or less of the total number of the Bank’s issued and outstanding Common Shares. The Bank is in compliance with this guideline and, accordingly, restrictions on the number of options that may be granted to employees under the Plan are not needed

45	Bank of Montreal Management Proxy Circular

Compensation Discussion and Analysis

Bank’s Stock Option Plan – Conditions

Maximum option term	•	10-year expiry date from date of grant
	•	The term is extended if the expiry falls during a Bank trading black-out period; except that any option holder who is a U.S. taxpayer is excluded from this provision
Exercise price	•	Equal to the closing price of the Common Shares on the trading day immediately preceding the date of grant
Vesting and exercise of options	•	Before stock options can be exercised, they must have vested
	•	The Bank’s options vest 25% per year over four years
	•	For stock options that include a price-condition, in addition to vesting, the Common Shares must meet or exceed Common Share price growth conditions before options can be exercised
	•	The Committee has full discretion to determine the number of options to be granted in the form of standard options and price-conditioned options
Expiry of options	•	The earlier of:
(i) the fifth anniversary of a participant’s retirement date;
(ii) the third anniversary of the date of termination of full-time employment due to disability or death;
(iii) the 10-year anniversary of date of grant.
	•	Options are forfeited if a participant resigns or is terminated for cause. For termination without cause, the participant may exercise outstanding exercisable options within 90 days of termination. All remaining options are then forfeited
Forfeiture on financial restatement or detrimental act committed while employed	All or a portion of an executive’s vested and non vested options may be forfeited in the event of a financial restatement or if it is discovered that a former executive while employed committed an act detrimental to the Bank
Forfeiture on competition	Options may be forfeited where a retired participant or participant on permanent disability competes with the Bank or solicits the Bank’s employees or customers and when a participant who was terminated without cause solicits BMO employees or customers
Change of control	If an executive is terminated (other than for cause) within 24 months of a change of control, the executive’s options vest immediately and the executive has 90 days to exercise

Plan changes	The Committee or Board of Directors may amend, modify or terminate the Plan at any time provided that any changes do not decrease entitlements that have accrued prior to the date of change. Changes are subject to Shareholder approval where such change:
	(i)	increases the number of Common Shares reserved for issuance under the Plan;
	(ii)	reduces the exercise price of an option (the cancellation or termination of an option of a Plan participant prior to its expiry date for the purpose of re-issuing options to the same Plan participant with a lower exercise price shall be treated as an amendment to reduce the exercise price of an option);
	(iii)	extends the term of an option beyond the expiry date (except where an expiry date would have fallen within a blackout period of the Bank);
	(iv)	extends eligibility to participate in the Plan to non-employee directors;
	(v)	permits options or stock appreciation rights to be transferred other than for normal estate settlement purposes;
	(vi)	extends the expiry date of an option beyond 10 years from its grant date (except where an expiry date would have fallen within a blackout period of the Bank);
	(vii)	permits awards, other than options and stock appreciation rights, to be made under the Plan.
Amendments which may be made without Shareholder approval include amendments of a “housekeeping” nature, the addition of covenants of the Bank for the protection of participants, adjustments to outstanding options in the event of certain corporate transactions, specifying practices with respect to applicable tax withholdings, a change to the vesting provisions of an option and a change to the termination provisions of an option which does not entail an extension of the term of the option beyond its original expiry date
Exercise process	(i)	executives open a BMO InvestorLine (BI) account to facilitate the exercise of their options;
	(ii)	when the option is exercised, the account is debited for the amount of the strike price and, to the extent that the amount debited exceeds available funds in the account, the executive is charged interest at the same rate charged to customers for purchases of securities on margin;
	(iii)	when the executive has elected to sell all or some of the Common Shares issued upon the exercise of the options, BI retains a portion of the sale proceeds to cover the strike price, applicable commissions and taxes and debit interest;
	(iv)	when any executive has elected to hold the shares issued upon the exercise of the options, he or she must pay the strike price, applicable commissions and taxes and debit interest.
An executive may also elect to surrender their in-the-money options a day prior to expiry in exchange for Common Shares equivalent in value to the in-the-money amount

Bank of Montreal Management Proxy Circular	46

Compensation Discussion and Analysis

Non-Officer Director Stock Option Plan

Options to purchase a total of 147,000 Common Shares, representing 0.03% of the Bank’s issued and outstanding Common Shares as at January 31, 2011, were granted under the Non-Officer Director Stock Option Plan. As noted on page 19, no more options may be granted under this Plan. The key terms are as follows:

Key Features of the Non-Officer Director Stock Option Plan

Eligibility	Options granted to directors who are not employees of the Bank or its affiliates
Option term	10-year expiry date from date of grant
Strike price	Equal to the closing price of the Common Shares on the trading day immediately preceding the date of grant
Vesting	25% per year over four years from the date of grant; also subject to the price condition set out below
Price conditions	Except for directors who had reached 62 years of age at the time of the grant, one-half of the options granted to each director cannot be exercised unless the price of the Common Shares has increased by 50% since the date of grant. If such price threshold is not met, the options expire worthless
Transfer/ assignment	Not possible other than by will or pursuant to the laws of succession
Expiry of options	Options expire on the earlier of (i) the fifth anniversary of the participant ceasing to be a director, (ii) the third anniversary of the participant ceasing to be a director due to death or disability, and (iii) the expiry of the option
Plan changes	The Board of Directors of the Bank, subject to any regulatory or required Shareholder approval, has the power under this Plan to amend or terminate this Plan at any time, provided, however, that any such amendment or termination shall not decrease the entitlements of a participant which have accrued prior to the date of such amendment or termination

Key Features of the BMO Capital Markets Variable Compensation Plan

Eligibility	Capital Market employees (excluding the BMO Capital Markets CEO)
Form of award	Cash, Restricted Share Units (RSUs) or Deferred Stock Units (DSUs)
Pool funding	A global pool is established based on actual business performance relative to business performance targets; the amount available to the Capital Markets Executive Committee is based on the operating group performance measures outlined on page 30
The pool is fully adjusted for actual loan losses and incorporates a Capital Markets ROE measure
The pool may also be adjusted to reflect other considerations such as risk
Form of award	Individual awards are apportioned between cash and RSUs, based on nature of the role and compensation level
The cash portion of the award is paid in cash or can be voluntarily deferred into DSUs
All employees in Capital Markets who are deemed to be material receive at least 40% of their incentive award in RSUs
RSU terms	RSUs earn dividend equivalents as additional RSUs
Value of an RSU is based on the Common Share price
Vests one-third in each subsequent year of the award and are paid annually as they vest or, at the election of the participant, at the end of 3 years
Non-vested units are forfeited on resignation
RSUs continue to vest upon retirement or termination without cause, subject to a non-compete provision
Non-vested RSUs are forfeited if participant committed an act while employed with the Bank that would have led to termination for cause
DSU terms	Capital Market employees at the MD level and above may choose to receive some or all of their cash award in DSUs
DSUs earn dividend equivalents as additional DSUs
Participating employees may only redeem their DSUs when they sever all ties with the Bank and its affiliates
Value of a DSU is based on the Common Share price
Clawback	Cash, RSUs and DSUs paid out in the past 12 months may be clawed back if there is a financial restatement or misconduct, as per Bank policy
Starting in 2010, RSU equity award payouts may be reduced or eliminated based on information that would have negatively impacted the size of an award when it was granted

47	Bank of Montreal Management Proxy Circular

Financial Stability Board Principles

Financial Stability Board Principles

This section of the Management Proxy Circular includes information about compensation plans and employees that can have a material impact on the Bank’s risk exposure (“material plans and employees”).

The Committee is accountable for establishing and approving compensation policies and philosophies for the Bank’s material plans and employees. Its overall approach is consistent with the approach it applies to executive compensation:

•	compensation payouts are tied to business performance, strategy and shareholder returns, and risk is an important consideration
•	individual performance is considered when determining variable pay
•	a portion of variable compensation is deferred.

For more information about executive compensation at the Bank see the Compensation Discussion and Analysis starting on page 25.

Material plans

The Committee approved criteria for identifying material plans after receiving input from the Bank’s Risk, Audit, Finance, Human Resources and Compliance groups.

The risk level of a business (based on the Risk group’s assessment) and its total annual compensation spend determine whether or not a compensation plan is considered material. Generally, higher risk businesses and larger spends on annual compensation would lead to classification as a material plan.

The Committee is responsible for approving:

•	the list of material plans every year
•	changes to material plans after the Chief Financial Officer, Chief Risk Officer and Chief Compliance Officer, Head of Human Resources and CEO have reviewed and agreed
•	funding for the variable incentive pools, after review by the Chief Financial Officer, Chief Risk Officer and Chief Compliance Officer and CEO (see page 29 for more details).

Material employees

The Committee has approved the following categories of material employees: all Senior Vice Presidents and above in the Bank and any Capital Markets employees whose actions could have a material impact on the risk of the Bank.

The following standards apply to the compensation of material employees:

•	non-financial metrics (such as risk limits exceeded and unsatisfactory audit reports) are consolidated in performance assessments and compensation decisions
•	deferred compensation for this group is 40 to 60 percent of their total compensation
•	variable compensation reflects pay for performance and appropriate risk measures.

Compensation Tables for Material Employees

Total direct compensation awarded in fiscal 2010

Category (a)	Number of Employees	Total Fixed Compensation ($)	Aggregate Variable Compensation ($)			Total Deferred Compensation ($)(b)	Total Variable Compensation ($)(c)	Sign-On Paid
			STIP	MTIP	LTIP			Number of Employees	Total Payments ($)
Senior Executives	10	5,057,005	12,148,597	10,491,234	9,185,764	25,021,188	31,825,595	0	0
Other Executives and CM Employees	94	23,595,211	64,875,009	47,401,945	10,677,598	58,079,543	123,094,552	0	0

Notes

Cash compensation paid in U.S. dollars has been converted into Canadian dollars at the average rate of exchange in Fiscal 2010 of US $1.00 = Cdn$1.0426. Equity awards granted in U.S. dollars have been converted into Canadian dollars using a 30 day average in Fiscal of 2010 US$1.00 = Cdn$1.0266.

(a)	Included in these categories are any employees who have departed the Bank during the fiscal year.
(b)	Represents the total of DSU awarded or voluntarily deferred from STIP, MTIP and LTIP.
(c)	Represents the total of STIP, MTIP and LTIP

Deferred compensation outstanding and paid out in fiscal 2010

	Option-Based Awards			Share-Based and Deferred Cash Awards
Category	Outstanding vested ($)(a)	Outstanding unvested ($)(b)	Value of options exercised ($)(c)	Outstanding vested ($)(d)	Outstanding unvested ($)(d)	Paid in the fiscal year ($)
Senior Executives	34,391,180	15,849,743	10,156,608	39,228,400	31,574,460	5,905,509
Other Executives and CM Employees	29,682,292	23,146,186	19,776,306	29,987,122	147,080,251	32,626,169

Notes

(a)	The value of vested in-the-money options is equal to the difference between the exercise price of the options and the closing Common Share price on the TSX on October 31, 2010 ($60.23). This includes options that have vested and were exercisable because they are subject to and have reached the 50% or 100% price condition hurdles.
(b)	The value of unvested in-the-money options is equal to the difference between the exercise price of the options and the closing Common Share price on the TSX on October 31, 2010 ($60.23). This includes options that have not yet vested or cannot be exercised because they are subject to 50% or 100% price condition hurdles that have not been reached.
(c)	The value of options exercised is equal to difference between the exercise price of the options and the Common Share price received on the day of exercise.
(d)	The value of vested and unvested share-based and deferred cash awards is equal to the number of outstanding units times the closing Common Share price on the TSX on October 31, 2010 ($60.23).

Bank of Montreal Management Proxy Circular	48

Indebtedness of Directors and Executive Officers/Insurance

Indebtedness of Directors and

Executive Officers

To the knowledge of the Bank, as at January 31, 2011, there was no outstanding indebtedness to the Bank or its subsidiaries incurred by directors, proposed directors and executive officers of the Bank and its subsidiaries and their respective associates in connection with the purchase of securities of the Bank or its subsidiaries, and there was no outstanding indebtedness incurred by any of such individuals to another entity that was the subject of a guarantee, support agreement, letter of credit or other similar agreement or undertaking provided by the Bank or its subsidiaries. In addition, the Bank does not grant personal loans to its directors and executive officers, as such terms are defined under the United States Sarbanes-Oxley Act of 2002, except in accordance with that Act. Any routine indebtedness, as such term is defined in Canadian Securities legislation is not required to be disclosed.

Aggregate Indebtedness

The following table shows the aggregate indebtedness outstanding at January 31, 2011 to the Bank or its subsidiaries incurred by current and former directors, executive officers and employees of the Bank and its subsidiaries. This amount excludes ‘routine indebtedness’ as such term is defined by Canadian securities laws.

Purpose	To the Bank or its subsidiaries ($)
Other	39,830,535

Indebtedness of Directors and Executive Officers

As at January 31, 2011, no director or executive officer of the Bank was indebted to the Bank or its subsidiaries, other than in respect of routine indebtedness.

Directors’ and Officers’ Insurance

The Bank has purchased, at its expense, a Directors’ and Officers’ Liability Insurance Policy that provides protection for individual directors and officers of Bank of Montreal and its subsidiaries solely while acting in their capacity as such. The Insurance Policy provides for a limit of $300 million per claim and in the aggregate. The policy is in effect until October 31, 2011 and has no deductible.

In addition, the Bank has purchased a separate Directors’ and Officers’ Liability Insurance Policy which provides for payments on behalf of the Bank when the law permits or requires the Bank to provide an indemnity to a director or an officer. This policy has a net limit of $150 million for each claim and in the aggregate and is subject to a $100 million deductible for the Bank. This policy is in effect until October 31, 2011.

Premiums paid by the Bank for both of these policies are approximately $3.3 million per annum.

Directors’ Approval

The Board of Directors of the Bank has approved the contents and the dissemination of this Management Proxy Circular to the Shareholders.

BLAIR F. MORRISON

Blair F. Morrison

Senior Vice-President,

Deputy General Counsel,

Corporate Affairs and Corporate Secretary

January 31, 2011

49	Bank of Montreal Management Proxy Circular

Schedule 1 – Statement of Corporate Governance Practices

Schedule 1 – Statement of Corporate

Governance Practices

At a Glance:

•	We uphold high standards of corporate governance which reflect not only applicable legal and regulatory requirements but also emerging best practices
•	Our corporate governance practices meet or exceed applicable Canadian and U.S. stock exchange and regulatory rules.
•	We continue to monitor regulatory changes and best practices in corporate governance and will consider amendments to our governance practices as appropriate

Where this Statement provides that certain documents and information is available on our website, please see www.bmo.com/investorrelations. In addition, a print copy of those documents and that information will be sent to any shareholder who requests it from the Corporate Secretary’s Department at the address set out in “Contacting our Board” below.

I. BOARD STRUCTURE

At a Glance:

•	Our Board is designed to provide optimal breadth and diversity of experience and effective decision-making
•	Responsibilities are defined by our Board’s Mandate and our Board Approval/Oversight Guidelines
•	We have adopted written position descriptions for each of the Chairman of the Board, Committee Chairs and Directors

Role of our Board

The Board of Directors (“Board”), directly and through its Committees, is responsible for the supervision of management of the business and affairs of the Bank with the objective of enhancing shareholder value. The Board’s Mandate, set out in the Appendix on page 55 of this Management Proxy Circular, outlines the general responsibilities of the Board, while the Board Approval/Oversight Guidelines define the roles and responsibilities of the Board and management and explicitly delineate the lines of accountability that exist within the Bank. The Governance and Nominating Committee is responsible for defining our approach to corporate governance issues, including ongoing reviews of our corporate governance guidelines. The Governance and Nominating Committee reviews our corporate governance framework and practices and revises them as necessary with a view to the regulatory environment, industry and shareholder expectations and best practices.

Composition of our Board

The Board considers its size annually and the Governance and Nominating Committee does so on an ongoing basis. In fiscal 2010, the size of the Board was temporarily increased by one director. At our 2011 Annual Meeting of Shareholders on March 22, 2011 (“Shareholders’ Meeting”) two directors will not be standing for re-election and one additional director has been nominated. As a result, 16 directors will stand for election at the Annual Meeting of Shareholders. The Board is of the view that its current membership has the expertise, skills, geographic representation and diversity and is of a size to: (i) provide for effective decision-making, (ii) staff Board committees appropriately, and (iii) address succession planning.

Key Position Descriptions

The Board has adopted position descriptions for the Chairman of the Board, the Committee Chairs and one for all directors, all of which are reviewed annually and are available on our web site. The position description for the President and Chief Executive Officer is developed with input from the President and Chief Executive Officer and is approved annually by the Human Resources Committee.

II. INDEPENDENCE

At a Glance:

•

All nominees standing for election at the Annual Meeting of Shareholders are ‘independent’ within the meaning of the relevant CSA rules and U.S. laws and standards and are ‘unaffiliated’ under the Bank Act, except William Downe, the Bank’s President and CEO

•	The independent Chairman of the Board allows the Board to operate independently of management and provides directors with an independent leadership contact

Director Independence

The Board believes that it must operate independently of management in order to be effective and has adopted categorical standards for determining whether a director is “independent” within the meaning of the Canadian Securities Administrators (the “CSA”) rules and New York Stock Exchange (“NYSE”) standards. These Director Independence Standards incorporate criteria adapted from “affiliated persons” criteria under the Bank Act (Canada) and definitions of independence from the CSA and NYSE. Our Director Independence Standards can be found on our web site.

Generally, the Board considers a director to be “independent” if it determines that the director has no material relationship with the Bank or any of its affiliates that could interfere with their exercise of independent judgment. Certain relationships will automatically render a director not independent, such as being an officer of the Bank. As required by the CSA, our Standards set a higher threshold for independence for members of our Audit Committee.

Method of Determining

The Board, with the assistance of the Governance and Nominating Committee, applies the Standards against information concerning the personal, business and other relationships and dealings between the directors and the Bank and its affiliates collected through biographical material, reports and questionnaires completed by the directors. The determinations also take into account information derived from Bank records and reports, and information about entities with which the directors are involved. The Board examines the materiality of these relationships not only from the Bank’s standpoint, but also from that of the persons or organizations with which the director has a relationship.

The Board has determined that all directors standing for election to the Board on March 22, 2011 are “independent” within the meaning of the relevant CSA rules and U.S. laws and rules and are “unaffiliated” under the Bank Act, with the exception of William Downe, who has a material relationship with the Bank by virtue of his position as President and Chief Executive Officer. The Board has also determined that all members of the Audit Committee meet the additional Canadian and U.S. independence requirements for membership on public company audit

Bank of Montreal Management Proxy Circular	50

Schedule 1 – Statement of Corporate Governance Practices

committees. Although the Bank has lending, banking or other commercial arrangements with some of the directors and with certain entities they may be officers of or have an interest in, the Board is satisfied that they are independent according to the Director Independence Standards.

Additional information about each director standing for nomination, including other public company boards they serve on, the value of their equity holdings in the Bank, and their attendance record for all Board and Committee meetings during fiscal 2010 can be found on pages 7 through 20 of this Management Proxy Circular.

Board Interlocks and Outside Board Memberships

The Bank’s current directors do not have any board interlocks. However, Mr. Cope and Ms. Brochu (a nominee) both sit on the board of BCE Inc. A board interlock refers to the situation in which two or more members of our Board also serve as a member of the board of directors of another public company. Although the Board does not set a formal limit on the number of interlocking board and committee memberships, it reviews them as they arise and approves the disclosure of them in our Management Proxy Circulars. The Governance and Nominating Committee monitors the number of outside boards our directors sit on against our key requirement of a director having sufficient time to devote his or her commitment to the Bank.

Independent Chair

The roles of Chairman of the Board and Chief Executive Officer are separate. Mr. Galloway, an independent member of the Board, was appointed Chairman effective May 1, 2004. In 2008, Mr. Galloway’s term was extended to 2012.

The Chairman of the Board ensures that the Board operates independently of management and that directors have an independent leadership contact. He manages the affairs of the Board, with a view to ensuring that the Board functions effectively and meets its obligations and responsibilities, including its responsibilities to Shareholders. At each Board meeting, the Chairman presides over a session of the “independent” directors at which “non-independent” directors and members of management are not present. In addition, the Chairman presides at any other sessions of the “independent” directors at which “non-independent” directors and members of management are not present. Topics discussed at these sessions include, but are not limited to, succession planning and strategy. Each Board Committee also has a session without management present during each of its meetings. In 2010, the Board codified the written process for the appointment of the Chairman of the Board which will be followed in connection with the appointment of Mr. Galloway’s successor.

III. ORIENTATION AND CONTINUING EDUCATION

At a Glance:

•	One-on-one meetings with the heads of each of the Bank’s principal business groups enable new directors to learn about our various functions and activities
•	The annual strategy session enables directors to gain a fuller appreciation of planning priorities and progress being made in relation to the Bank’s strategic plans

New Director Orientation

The Governance and Nominating Committee is responsible for the orientation and education of new directors. New directors are provided with a Directors’ Handbook containing details of the Bank’s organizational structure, director governance information, compliance requirements for directors, corporate policies, the Bank’s By-laws, recent public disclosure documents, and agendas and minutes for Board and Committee meetings for the preceding 12 months. One-on-one meetings are arranged with the heads of each of the Bank’s principal business groups and enterprise functions to enable new directors to learn about the various functions and activities of the Bank. Each Board committee also has an orientation program for new members that includes an orientation binder containing materials specific to each such committee as well as one-on-one meetings with the Committee Chair and the head of the supporting enterprise function.

Continuing Director Development

The Governance and Nominating Committee is responsible for continuing education and development of our directors. Directors receive presentations throughout the year on various aspects of the Bank’s operations. During fiscal 2010, the Board and its Committees also received educational information and/or materials on a variety of matters and topics. Suggested reading items are also identified by the Chairman of the Board, the Committee Chairs and the President and Chief Executive Officer.

Directors also identify their additional continuing education needs, including through discussions with management and at Board and committee meetings. To provide directors with a more complete understanding of the issues facing the Bank, directors are encouraged to attend at least two Committee meetings of which they are not a member. Directors are provided with the minutes of all Committee meetings, irrespective of whether they are a member of the Committee. Directors are also encouraged to participate in external education seminars, at the Bank’s expense, that are relevant to their role on the Board or a particular board committee.

Strategic Planning

The Board reviews and approves the Bank’s strategic plans. These plans include key initiatives, details of opportunities, risks, competitive position, financial projections and other key performance indicators for each of the principal business groups. An annual strategy session allows directors to gain a fuller appreciation of planning priorities and progress being made on strategic plans. Directors also give constructive feedback to management on the Bank’s strategic plans and the format of the session itself. The feedback from directors and management is a key input in planning for the next year’s session. Directors also receive a strategic update on the progress of each of the principal business groups partway through the fiscal year.

IV. ETHICAL BUSINESS CONDUCT

At a Glance:

•

The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct

The Board has adopted FirstPrinciples, our comprehensive code of business conduct and ethics, which provides a framework for directors, officers and employees on their conduct and ethical decision-making. The Board, through its Audit Committee, reviews the operation of FirstPrinciples and any waivers granted. Since inception, no waiver from FirstPrinciples has been granted. FirstPrinciples, which is available on our website, is reviewed annually by the Bank’s Legal, Corporate and Compliance Group to ensure that it complies with all legal requirements and aligns with best practices. Recommendations for amendments are made to the Audit Committee and Board for approval. Each year, every director, officer and employee must sign an acknowledgement that they have read, understood and complied with FirstPrinciples. There is an

51	Bank of Montreal Management Proxy Circular

Schedule 1 – Statement of Corporate Governance Practices

online learning program for new employees and online testing for all employees on FirstPrinciples.

The Board, through its Audit Committee, has adopted whistle-blower procedures which allow officers and employees to report non-compliance of FirstPrinciples on a confidential and anonymous basis. The procedures also allow anonymous and confidential reporting of concerns regarding accounting, internal accounting controls or auditing matters. The Board believes that providing a forum for employees and officers to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness, including escalation to the Board and Audit Committee where appropriate, fosters a culture of ethical conduct within the Bank.

To further the goal of ethical and independent decision making, the Board has established a protocol to identify director conflicts of interest. If a director or executive officer has a material interest in a matter being considered by the Board, that person does not receive Board materials related to the matter, is not present for relevant discussions, and does not participate in any related vote.

V. DIRECTORS – NOMINATION, TENURE, ASSESSMENT AND COMPENSATION

At a Glance:

•	We have adopted a majority voting policy for director elections.
•	Shareholders vote for individual directors – not a slate of candidates
•	Directors must tender their resignation if they fail to receive a majority of shareholder votes or fail to attend 75% of meetings

Nomination of Directors

The Governance and Nominating Committee is responsible for identifying and recommending suitable director candidates to the Board. The Committee considers the competencies and skills the Board as a whole should possess, assesses the skills of current Board members and identifies any additional skills deemed beneficial when considering Board candidates in light of the opportunities and risks facing the Bank. The resulting assessment assists in determining whether to add new directors to the Board. Directors’ areas of expertise by industry are shown as part of directors’ biographies on pages 7 through 14 of this Management Proxy Circular. Potential candidates are screened for a number of attributes including integrity, areas of expertise, good business judgement, possible conflicts and their ability to devote sufficient time and commitment to serve as a director.

Majority Voting for Election of Directors

The Board has adopted a policy regarding majority voting for the election of directors. The policy is described on page 5 of this Management Proxy Circular.

Director Attendance

The Board expects directors to attend all required meetings and has adopted a policy requiring directors to attend at least 75% of the aggregate of all meetings of the Board and those Committees of which he/she is a member. Directors who fail to meet this requirement must tender their resignation immediately following the end of the fiscal year for consideration by the Board.

Board Tenure

The tenure for the non-employee director nominees that have served on the Board of Directors ranges from less than one to 19 years (with an approximate average tenure of 9 years). In order to ensure ongoing Board renewal, drive sustained Board performance and add expertise to the Board, the Board approved a new approach to its Director Tenure Policy in 2009. In addition to the maximum age restriction of 70 years, a director is subject to maximum term limits of 15 years for new directors (effective January 1, 2010) except a director serving as Chairman, who is subject to a maximum term limit of 20 years. To provide a smooth and orderly transition, current directors are subject to maximum term limits of 20 years (effective March 1, 2011).

Resignation Policy

The Board requires that directors tender their resignation for consideration by the Governance and Nominating Committee in the following circumstances:

•	change in principal occupation or other circumstances;
•	failure to receive a majority of votes for election at a shareholder meeting; and
•	failure to meet the annual 75% meeting attendance requirement.

Assessment of the Board

At a Glance:

•	The Governance and Nominating Committee uses a variety of methods to assess the Board and its members
•	Results used to recommend mix of directors, improvements and continuing education opportunities
•	Individual directors evaluate not only the Board and its committees, but also each other
•	Non-executive directors are required to hold the equivalent of six times their annual retainer in either Common Shares or Deferred Share Units

Annual Assessment of Individual Directors.    A peer evaluation process provides feedback to individual directors on their effectiveness, the results of which are compiled by an outside consultant to ensure confidentiality. The survey requires that every director assess the contribution of each of his/her peers in relation to the standards of performance set out in the director position description. The Chairman of the Board receives a copy of the scores for each individual director’s peer assessment and then meets with each director to discuss.

Annual Assessment of the Board.    Surveys are completed by each director. This evaluation also includes annual one-on-one interviews between each director and the Chairman of the Board, which cover the operation of the Board, the adequacy of information provided to directors, Board structure, agenda planning for Board meetings, strategic direction and process, and take into account the duties and responsibilities set out in the Board Mandate. The Board uses a skills matrix to assist with reviewing the skill set of directors and the Board as a whole. The matrix outlines certain skills and experience based on broad categories such as business and management skills and functional capabilities. The skills matrix can be found on page 16 of this Management Proxy Circular.

Annual Assessment of Board Committees.    The Board Committee Assessment process is similar to Board Assessment Process. It covers, among other things, the views of each director on the operation of the Committees, the adequacy of information provided to Committee members, agenda planning for Committee meetings, and takes into account the relevant Committee Charters. A separate evaluation is conducted for each Committee of the Board.

Annual Assessment of the Chairman of the Board.    The attributes enumerated in the Chairman’s position description are taken into account. The Governance and Nominating Committee seeks input from each director and reviews the results with the Board and the Chairman of the Board.

Bank of Montreal Management Proxy Circular	52

Schedule 1 – Statement of Corporate Governance Practices

Annual Assessment of Committee Chairs.    The effectiveness and each Committee Chair’s contribution to their Committee are assessed against the standards of performance established in the Committee Chair Position description and his or her annual objectives. The Chairman of the Board discusses the results with each Committee Chair individually.

Director Compensation

The Governance and Nominating Committee annually reviews and benchmarks directors’ compensation against its peer group to ensure it is competitive and consistent with the responsibilities and risks taken on by directors. Directors’ compensation is disclosed on pages 17 to 20 of this Management Proxy Circular. The Board requires each non-management director to hold the equivalent of six times his or her annual retainer in either Common Shares or Deferred Share Units, and until a director achieves this threshold he or she is required to take all remuneration in the form of Common Shares or Deferred Share Units. As at October 31, 2010, all non-employee directors met the minimum requirements with the exception of Christine Edwards who joined the Board in August 2010. Current Common Share and Deferred Share Unit holdings of directors are shown in the directors’ biographies on pages 7 through 14 of this Management Proxy Circular.

VI. COMMITTEES OF THE BOARD

At a Glance:

•	The Board has four committees, consisting entirely of independent members
•	The roles and responsibilities of each Committee are set out in formal written Charters, the full texts of which can be found on our web site

The Audit Committee oversees the integrity of the Bank’s financial reporting, its internal controls (including internal control over financial reporting), disclosure controls and procedures and internal audit function, and the Bank’s compliance with legal and regulatory requirements. The Committee also reviews and assesses the qualifications, independence and performance of the Shareholders’ Auditors. The Audit Committee also functions as the Bank’s conduct review committee and as such its responsibilities include setting standards of business conduct and ethics for directors, senior management and employees; overseeing procedures for complying with self-dealing provisions of the Bank Act; monitoring consumer protection measures and procedures for dealing with customer complaints; and the use and disclosure of personal customer and employee information. In addition to being “independent”, each member of the Audit Committee has been determined to be “financially literate”, as such term is defined under CSA and SEC rules and NYSE standards, and each of Messrs. Chevrier and Orsino and Mme Saucier has been determined to be an “Audit Committee Financial Expert” as such term is defined under SEC rules. The definitions of “financially literate” and “Audit Committee Financial Expert” adopted by the Board pursuant to these rules and standards are set out in the Committee’s Charter, which may be found on our web site. A report on the activities of the Committee in 2010, including the names of the Chair and Committee members, is included on page 21 of this Management Proxy Circular.

The Governance and Nominating Committee is responsible for developing governance principles and guidelines, identifying and recommending candidates for election or appointment to the Board, reviewing our process for orientation and assessing the Board, its committees and directors. The Committee also reviews Shareholder proposals and recommends appropriate responses to the Board. Each year, the Committee reviews all Board Committee Charters, position descriptions and the Board Mandate to ensure that they meet all applicable regulatory requirements and best practices. A report on the activities of the Committee in 2010, including the names of the Chair and Committee members, is included on page 21 of this Management Proxy Circular.

The Human Resources Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the appointment, performance evaluation and compensation of the Chief Executive Officer and other Senior Executives; talent development, retention strategies and succession planning; philosophy and principles for compensation programs; design and application of material compensation programs; and share ownership guidelines. The Committee annually reviews succession planning for the President and Chief Executive Officer, including planning in the event of an emergency or retirement. The Bank’s succession planning process involves: identifying critical senior leadership roles; assessing the capabilities of our executive officers; developing succession plans for all executive officer roles; and developing a leadership “pipeline” comprised of the Bank’s most talented individuals. A report on the activities of the Committee in 2010, including the names of the Chair and Committee members, is included on pages 23 and 24 of this Management Proxy Circular.

The Risk Review Committee is responsible for assisting the Board in fulfilling its oversight responsibilities for the Bank’s identification and management of risk; adherence to risk management corporate policies; and compliance with risk-related regulatory requirements. Each year, the Committee reviews the Bank’s risk appetite statement, the performance of the Bank’s risk rating systems and systems for calculation of risk-based capital requirements. It also reviews the methods and procedures established by management for control of key risks. A report on the activities of the Committee in 2010, including the names of the Chair and Committee members, is included on page 22 of this Management Proxy Circular.

VII. COMMUNICATIONS AND SHAREHOLDER ENGAGEMENT

At a Glance:

•	Disclosure Committee is responsible for the timely public release of material information relating to the Bank
•	Internal controls and procedures ensure material information is effectively communicated internally
•	A Shareholder Engagement Policy that promotes open dialogue and the exchange of ideas with the Bank’s shareholder

Our Disclosure Policy, which is reviewed and approved annually by the Audit Committee, covers the timely dissemination of all material non-public information. The policy establishes consistent guidance for determining the materiality of information, how it should be disclosed to avoid selective disclosure and ensuring wide dissemination of material information. The Bank’s Disclosure Committee is comprised of members of senior management and chaired by the Chief Financial Officer. The Disclosure Committee is responsible for reviewing all annual and interim filings and ensuring the timely public release of material information relating to the Bank. The Chief Financial Officer, together with the General Counsel, make the final determination as to what information is material and must be publicly disclosed.

To support the certifications by the President and Chief Executive Officer and the Chief Financial Officer on the adequacy of the Bank’s financial disclosure, the Bank has a rigorous representation process. Quarterly and annually, almost 100 of the enterprise’s most senior

53	Bank of Montreal Management Proxy Circular

Schedule 1 – Statement of Corporate Governance Practices

executives are required to make certain representations to the Bank’s Chief Accountant including that any potentially material issues they are aware of have been escalated to the Chief Accountant in accordance with the Bank’s financial governance process. Their representations are tailored to the executive’s area of competence, which the Bank believes reinforces the importance placed on the individual’s response.

In 2010, the Board approved a Shareholder Engagement Policy that promotes open dialogue and the exchange of ideas with the Bank’s Shareholders. The Bank seeks to communicate with its Shareholders and other stakeholders through a variety of channels, including the annual report, management proxy circular, quarterly reports, annual information form, news releases, web site and industry conferences. Shareholder feedback is received through one-on-one or group meetings with institutional Shareholders, as well as through informal surveys conducted from time to time by the Bank’s Investor Relations department. Feedback from retail Shareholders is generally received by e-mail or telephone. Shareholder concerns are addressed promptly by the Investor Relations or Corporate Secretary’s departments. Wherever possible, appropriate changes are made in response to these concerns. See below under “Contacting our Board” for the contact details for Shareholders who wish to communicate directly with the Board. The Board believes these practices reflect best practices in shareholder engagement.

VIII. COMPLIANCE WITH NYSE STANDARDS

Our governance practices differ significantly in only one respect from those required of U.S. domestic issuers under the NYSE standards. The NYSE standards require shareholder approval of all equity compensation plans and any material revisions to such plans, regardless of whether the securities to be delivered under such plans are newly issued or purchased on the open market, subject to a few limited exceptions. The TSX rules only require shareholder approval of equity compensation plans that involve newly issued securities. In addition, the TSX rules require that equity compensation plans that do not provide for a fixed maximum number of securities to be issued must be approved by Shareholders every three years. If the Plan provides a procedure for its amendment, the TSX rules require shareholder approval of amendments only where the amendment involves a reduction in the exercise price or an extension of the term of options held by insiders, an amendment to remove or exceed limits on insider participation, an increase in any fixed maximum number of securities to be issued under the Plan, an amendment to the amendment procedure or where the Plan provides that the amendment is subject to shareholder approval.

IX. ADDITIONAL GOVERNANCE INFORMATION

As noted above, references in this Statement to the Bank’s website where certain documents and information is available is www.bmo.com/investorrelations. In addition, those documents and that information is also available in print copy to any shareholder upon request to the Corporate Secretary’s Department at the following address:

Bank of Montreal

21st Floor, 1 First Canadian Place

Toronto, Ontario M5X 1A1

Fax: (416) 867-6793 Telephone: (416) 867-6785

E-mail: corp.secretary@bmo.com

Financial information about the Bank is contained in its comparative financial statements and Management’s Discussion and Analysis for the fiscal year ended October 31, 2010, copies of which may be obtained from the Corporate Secretary’s Department at the address above. This information and additional information relating to the Bank are available on the Bank’s website, on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com, and on the U.S. Securities and Exchange Commission website at www.sec.gov/edgar.

In particular, the following documents are available on our web site or from our Corporate Secretary’s Department:

•	FirstPrinciples, our code of business conduct and ethics;
•	The Board Mandate and Charters for each of the Board’s Committees;
•	Position descriptions for each of the Chairman of the Board, the Committee Chairs and the Directors;
•	Director Independence Standards;
•	Our Statement of Disclosure Policy and Practices; and
•	The Statement of Corporate Governance Practices.

X. CONTACTING OUR BOARD

Shareholder, employees and other interested parties may communicate directly with the Board of Directors through the Chairman of the Board by writing to:

Chairman of the Board of Directors

BMO Financial Group

P.O. Box 1, First Canadian Place

100 King Street West

Toronto, Ontario, M5X 1A1

Bank of Montreal Management Proxy Circular	54

Appendix – Board Mandate

Appendix – Board Mandate

The board of directors (the “Board”) of the Bank of Montreal (the “Bank”) is responsible for supervising the management of the business and affairs of the Bank. In carrying out these responsibilities and discharging its obligations, the Board will, either directly or through its committees, perform the duties set out in this Board of Directors’ Mandate and such other duties as necessary or appropriate, including:

1.  Culture of Integrity

1.1	approving and monitoring compliance with FirstPrinciples, the Bank’s code of business conduct and ethics; and
1.2	satisfying itself, to the extent feasible, as to the integrity of the Chief Executive Officer and other executive officers and that the Chief Executive Officer and other executive officers create a culture of integrity throughout the organization.

2.  Governance

2.1	developing the Bank’s approach to corporate governance, including establishing and maintaining a set of corporate governance principles and guidelines;
2.2	establishing appropriate structures and procedures to allow the Board to function independently of management;
2.3	establishing Board committees, appointing Board committee chairs and approving their respective charters to assist the Board in carrying out its duties and responsibilities;
2.4	evaluating, on a regular basis, the Board, its committees and individual directors, and reviewing the size, composition and policies of the Board and its committees with a view to the effectiveness, contribution and independence of the Board and its members; and
2.5	approving and adhering to the Bank’s Board Approval/Oversight Guidelines, which set out the roles and responsibilities of the Board and management.

3.  Strategic Planning Process

3.1	overseeing the Bank’s strategic planning process and annually approving a strategic plan, which takes into account, among other things, the opportunities and risks of the Bank’s business, emerging trends and the competitive environment in the industry;
3.2	monitoring the implementation and effectiveness of the Bank’s approved strategic and operating plans;
3.3	reviewing, approving and monitoring performance against the Bank’s financial objectives, plans and actions, including significant capital allocations and expenditures and the declaration of dividends; and
3.4	approving all major corporate decisions and transactions.

4.  Risk Management and Internal Controls

4.1	ensuring processes are in place to identify the principal risks of the Bank’s businesses and ensuring the implementation of appropriate systems to manage these risks;
4.2	reviewing the processes that ensure respect for, and compliance with, applicable legal, regulatory and internal policy requirements;
4.3	overseeing the Bank’s internal controls and management information systems and monitoring their integrity and effectiveness; and
4.4	reviewing reports provided by management on the effectiveness of internal control over financial reporting.

5.  Communications and Public Disclosure

5.1	reviewing and approving the Bank’s significant disclosure documents including financial statements;
5.2	approving the Bank’s disclosure policy that ensures timely and accurate disclosure to analysts, shareholders, employees and the public that meets all applicable legal and regulatory requirements and guidelines;
5.3	monitoring feedback received from the Bank’s stakeholders; and
5.4	ensuring a process whereby shareholders and other stakeholders may communicate directly with the Bank’s independent directors through the Chairman of the Board by furnishing publicly available instructions in the Bank’s management proxy circular and/or on its website.

6.  Evaluation and Succession Planning

6.1	overseeing the Bank’s succession planning processes including the appointment, training, compensation and performance assessment of the Chairman of the Board, independent directors, the Chief Executive Officer and other senior managers;
6.2	establishing annual performance expectations and corporate goals and objectives for the Chief Executive Officer and monitoring progress against those expectations;
6.3	approving the selection criteria for new directors, nominating directors for election, appointing board Committee Members, reviewing the independence of directors and overseeing the orientation and continuing education of new directors; and
6.4	establishing expectations and responsibilities of the Chairman of the Board, the Chief Executive Officer, the chairs of each committee of the Board and other directors, which includes the approval of the position descriptions for each of the foregoing.

55	Bank of Montreal Management Proxy Circular

Schedule 2 – Shareholder Proposals

Schedule 2 – Shareholder Proposals

Mouvement d’Éducation et de Défense des Actionnaires (MÉDAC), 82, Sherbrooke Street West, Montreal, Québec, H2X 1X3 has submitted four proposals. An English translation of these proposals and MÉDAC’s supporting comments are set out in full, in italics, below:

Proposal No. 1

Critical mass of female expertise within the board

Studies show that companies with a critical mass of female representatives within their board of directors perform better. Considering that institutions renew their board membership over a period ranging from five to 10 years, it is proposed that the board of directors adopt a policy seeking to reach parity within a maximum period of 10 years.

Shareholder’s Explanation

Some of the competitive advantages highlighted by numerous studies on the subject of the presence of women on board of directors are as follows. We should point out that all such studies have demonstrated that the advantages increase with the number of women on the board.

•

a better performance during financial crisis particularly if they result from excessive risk taking. Studies have demonstrated that women’s and men’s management styles differ, including when it comes to risk taking. Women would have a tendency to be more cautious and therefore to take less risky decisions and to adopt more conservative positions;

•

a better governance: according to a Conference Board study, boards with more female directors are more mindful of conflict of interests, risks, financial control and investor and stakeholder relations;

•

better decision making through discussions on various perspectives. In this regard, studies have demonstrated that men are more focused on short term in their decision making while women favour the long term, their combination generating points of view that favour reflection and strengthen the decision making process;

•

a better financial performance: according to a McKinsey Study, businesses whose boards have female representation have, on average, a better performance than their benchmarks with regards to return on equity and operating results;

•

a better perception by investors: we should point out in this regard that the importance of women on boards of directors is included in the criteria used by the Board Games by the Globe and Mail to evaluate the performance of organisations as well as by Corporate Knights to appraise the performance of organisations when it comes to social responsibility.

Acknowledge that the renewal rate of members of boards of directors is slow and wishing, as investors, that the selection of female members be done respecting the director proficiency charter, we propose that a representation parity policy be adopted by the board of directors. Such result shall be reached within 10 years.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

This shareholder proposal is similar to proposals submitted by this shareholder in previous years. The Bank’s position with respect to this shareholder proposal has not changed.

The Bank is proud of its leading role in addressing diversity and gender issues.

Currently, approximately one-third of the executive positions at the Bank are held by women reflecting the Bank’s commitment to equality initiatives in our leadership team.

There are four women on the slate of directors for election at this year’s Annual Meeting of Shareholders representing more than one-quarter of the non-management directors. The Board remains fully committed to ensuring its members reflect a diverse and effective balance of skills and experiences and that women are well represented on the Board. However, the Board does not believe in establishing arbitrary percentages for the determination of its members.

The Board maintains, through the Governance and Nominating Committee, a selection and screening process to ensure that suitable candidates are identified and recommended to the Board. The Committee considers many issues including the optimal Board size, the diversity and experience of candidates, and the mix of skills and talents required for the overall effectiveness of the Board and its committees. The Committee looks to promote diversity with respect to candidates through its selection process.

The Board believes that it appropriately balances the many considerations fundamental to achieving a diverse and effective mix of skills and experiences in its selection process. An arbitrary percentage for determining the diversity of Board members would not be in the best interests of the Bank or its Shareholders.

The Board recommends that Shareholders vote against Proposal No. 1.

Proposal No. 2

Fairness ratio

Compensation of the most highly paid senior executive should be warranted when compared with the compensation of employees contributing to his or her success and to the success of the company. It is proposed that the board of directors adopt a policy specifying the internal fairness ratio considered “ethically acceptable” and that it provides the justifications therefor in the management proxy circular.

Shareholder’s Explanation

During the 2010 annual general meetings, we have fostered shareholder awareness of the difference between the compensation of the most highly paid senior executive and the average compensation of an employee. For banks, this wage differential varied between 28 times, ratio that we considered reasonable, and 156 times, an unacceptable ratio.

In their book entitled Plaidoyer pour un nouveau capitalisme, authors Yvan Allaire and Mihaela Firsirotu state that it is important for “(translation) board of directors to bear their full fiduciary responsibility in this field and to establish compensation policies in the best long term interest of the business entity and not only for the short term benefit of shareholders. They have the obligation to fully analyse how the community spirit, the solidarity and the mutual confidence within the business entity will be strengthened or embrittled by the business entity’s compensation policies. Boards of directors must be mindful that the forms and levels of compensation of senior executives not give rise to a questioning of the political and social legitimacy of their business entity in particular and of the free enterprise system in general.”

We should add that since the main part of the chief executive officer compensation is dependent on short term objectives and on share price, and that this type of compensation encourages excessive risk taking and short term performance, an excessive ratio is cause for special concern, the future of the business entity and the shareholders’ equity being jeopardized in the short term.

Bank of Montreal Management Proxy Circular	56

Schedule 2 – Shareholder Proposals

During the last year, this inequity aspect of the compensation of the most highly paid senior executive compared to the compensation of the entity’s employees was raised in various ways:

•

by the introduction of a bill by Senator Céline Hervieux-Payette proposing that the amount of compensation of the president and chief executive officer not be in excess of 20 times the annual average industrial compensation in Canada, as established by Statistics Canada;

•

by the American Financial Reform adopted in July 2010, businesses will now be required to disclose the median compensation of their employees in order for shareholders to be able to appraise the adequacy of the spread with the compensation paid to the most senior executive;

•

by the publication of the ranking of Canadian businesses with regard to socially responsible investment by Corporate Knights inc. in the Globe and Mail which uses the internal fairness concept to evaluate the “social” performance of an organisation.

It is urgent for the board of directors to establish a senior executive aggregate compensation ceiling (salary, short-term bonus and long-term bonus, retirement allowance, etc.) in the form of a multiple of the median compensation of employees.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

This shareholder proposal would require the Board to establish a senior executive aggregate compensation ceiling in the form of a multiple of the median compensation of employees. The Board shares the concerns of Shareholders that executive compensation be appropriate. However such a compensation ceiling would not address what is appropriate compensation and would not be in the best interests of the Bank and its Shareholders.

The Bank’s compensation programs are designed to drive top-tier performance and align with the Bank’s strategy for maximizing Shareholder value over the long term with appropriate regard to risk. Compensation arrangements are market based for all levels of employees including senior executives and are subject to competitive market benchmarking.

Variable compensation comprises the largest part of executive compensation at the Bank (56% to 89% depending on the executive’s level). The percentage of variable pay is highest at the CEO and senior executive levels to reflect the greater responsibilities these executives have for the short-term and mid-term success of the Bank and their business units. How much money will be set aside to fund an executive’s variable compensation is determined by business, Bank and Shareholder results against pre-determined performance targets established each year. Individual variable compensation awards are linked to the executive’s achievement of their individual objectives and specific business objectives.

To ensure independence from management in setting executive compensation, the Human Resources Committee of the Board, comprised entirely of independent directors, evaluates the Bank’s executive compensation programs. The Committee makes recommendations for approval by the independent members of the Board of the Chief Executive Officer’s compensation. The Committee approves the compensation for other senior executives.

Comprehensive disclosure of the Bank’s executive compensation arrangements is included at pages 25 to 48 of this Management Proxy Circular. The Board believes Shareholders do have the information they need to judge the appropriateness of the Bank’s executive compensation arrangements. The Bank also has in place a “Say on Pay” advisory vote to provide Shareholders with an opportunity to voice their say on executive compensation. The Bank will continue to assess regulatory developments involving the disclosure of an internal pay ratio as part of its monitoring of disclosure practices occurring internationally.

The Board recommends that Shareholders vote against Proposal No. 2.

Proposal No. 3

Closure of subsidiaries and branches in tax havens

It is proposed that the board of directors adopt a policy stating that the Bank undertakes to close all of its subsidiaries and branches in tax havens, as defined by the OECD.

Shareholder’s Explanation

The organisation for the Economic Cooperation and Development, the OECD, defines tax haven as follows: it is a territorial entity which imposes no or only nominal taxes; where there is lack of transparency; where the administrative practices prevent the effective exchange of information for tax purposes with the other countries; and finally, where corporate entities are recognized as corporations although there is no substantial activity.

According to Statistics Canada, direct Canadian investments abroad in tax havens grew from 94 billion dollars in 2003 to 146 billion dollars in 2008. This represents more than 20% of the Canadian investments abroad made by individuals or corporations. This is not a new problem. In 2002, the Auditor General of Canada was already worried of the erosion of the tax base due to the hundreds of million dollars of revenues transferred to tax havens in order to avoid paying taxes in Canada.

The MÉDAC has been worried by this situation for a number of years and has, in 2005, filed a shareholder proposal asking for the closing of tax havens.

Considering that the simple notion of tax haven refers to the possibility to avoid taxes in one jurisdiction of origin, in direct opposition to the principles of solidarity, justice and redistribution;

Considering that the banks take advantage of tax havens through the activities of extraterritorial banking centres (offshore) for their clients and through their ability to keep part of their earnings therein;

Considering that the Canadian banks and their clients must pay their proper share of the funding of public utilities which they use directly or indirectly, including a well-trained and healthy workforce;

Considering that one of the causes of the last financial crisis is deficient investment ethics;

Considering that the offshore banking centres have contributed to the creation of several investment funds in places where regulations are deficient and taxation quasi inexistent; and that it has been proven that the financial crisis was made possible and amplified by new forms of complex financial instruments and derivatives mainly held by such funds;

Considering that complex financial products may have characteristics leading to financial instability and, therefore, such products must be tightly regulated and must be subject to governance standards, said regulation and standards being inexistent in tax havens;

Considering that the Canadian banks enjoy a special competitive position and a privileged status with the Bank of Canada and the Minister of Finance;

It is urgent for the Canadian banks to cease all operations in tax havens and withdraw therefrom as soon as possible.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Bank, as a global business, has operations in many countries around the world.

We strongly support and comply with all laws enacted by both Canada and the foreign jurisdictions in which we carry on business to

57	Bank of Montreal Management Proxy Circular

Schedule 2 – Shareholder Proposals

detect and deter tax evasion, terrorist activity and organized crime. We are committed to operating in a socially and ethically responsible manner. We reflect this commitment in FirstPrinciples, the Bank’s Code of Business Conduct, which governs our operations and employees worldwide.

The Organisation for Economic Co-operation and Development (OECD), of which Canada is a member, has established the Global Forum on Transparency and Exchange of Information for Tax Purposes. The Global Forum encourages jurisdictions to exchange information and provide transparency with respect to their tax law and administrative practice so as to ensure that taxpayers cannot evade tax in their home countries. The Global Forum is charged with in-depth monitoring and peer review of the international standards. Participants as well as other jurisdictions identified by the Global Forum as relevant to its work are undergoing reviews on the implementation of the standards. Every jurisdiction in which the Bank operates either has implemented or has made significant commitments to implement the internationally agreed standards that have been developed by the OECD.

Although the Bank carries on business globally, it remains a major taxpayer in Canada. In fiscal 2010, our overall tax contribution was approximately $1.29 billion. This included $948 million in income taxes. Detailed information on the Bank’s provision for income taxes is provided in our financial statements, including information on our foreign operations.

It is in the best interests of our Shareholders for the Bank to operate globally while complying with FirstPrinciples and the laws governing our business activities.

The Board recommends that Shareholders vote against Proposal No. 3.

Proposal No. 4

Additional information on the comparison with peers’ compensation

It is proposed that the compensation committee provide Shareholders with more information with respect to the peer group used to compare the competitiveness of the compensation paid to its senior executives and on the weight of such comparison in the compensation determination process.

Shareholder’s Explanation

Studies have demonstrated that the disclosure of compensation has had the detrimental effect of fuelling a constant increase in compensation of senior executives. Specifically, a recent study demonstrates that 50% of the compensation increases of American presidents and chief executive officers from 1992 to 2006 were the result of the one-upmanship created by the benchmarking system. Other researchers have demonstrated that business entities have a tendency to use reference groups where the compensation of senior executives is often greater than the compensation of their own senior executives.

This way of doing things has an adverse effect on the sound relation that has to exist between compensation and performance of the organisation. In this regard, we shall paraphrase the Canadian coalition for governance which alerted the public against the excessive use of such mechanism in order to establish the compensation of senior executives: “(translation) However, we should not exaggerate the importance of comparing with the reference group in order to establish the compensation structure.”

Currently, the shareholder has little information on the choice of comparative universe or on the positioning of the business entity as compared to its peers:

•

rank of the business entity among the entities identified as com parables by the compensation committee in regard to each component of the compensation and to the total compensation for the five principal senior executives;

•	rank of the business entity among its peers on the basis of various indicators of financial performance.

The shareholder also has access to little information as to the weight given by the compensation committee to such data in the process of establishing compensation: choice of comparative universe (national or international), percentile rank targeted and for what component of compensation.

We therefore consider essential that such information be part of the information provided with the compensation policy. As was highlighted recently by a well-known compensation advisor: “(translation) The companies that comprise the reference group will influence your compensation policy more than any other data. It is therefore essential to make sure to choose the right reference group.”

The MÉDAC considers it crucial to know the effect of such compensation setting tool on the actual compensation of senior executives and that an ethically and socially acceptable internal fairness ratio be used for such determination.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL FOR THE FOLLOWING REASONS:

The Bank is committed to providing comprehensive disclosure of our executive compensation practices. Disclosure is set out at pages 25 to 48 of this Management Proxy Circular.

As described at page 27, the Bank’s executive compensation disclosure already includes a description of the peer groups used for competitive benchmarking. Two primary comparator groups are used by the Bank to determine competitive compensation.

For Canadian based executives, the peer group is the four other largest Canadian banks. Canadian banks are direct competitors and share the Bank’s economic and business challenges making relative performance comparisons meaningful.

For U.S. based executives, the peer group includes nine regional mid-sized banks, identified at page 27. The regional mid-sized banks are all publicly traded and are comparable to our U.S. operations in terms of business mix and size.

Compensation surveys which include these peer groups are used to benchmark targets for total compensation and the compensation mix allocated among the four compensation components (base, bonus, mid-term and long-term compensation). Competitive pay for executive roles is completed by benchmarking to comparable jobs within the surveys. This data provides the foundation for establishing compensation targets. The Bank generally targets the median of the market for its own compensation targets but will also consider the relative performance and size of each institution. For corporate roles within the Bank, surveys including non-financial executive roles are also considered and may be factored into the determination of targets.

The Human Resources Committee of the Board recognizes the importance of benchmarking and has engaged their independent compensation advisor to review the comparable roles used to benchmark the CEO and senior executives’ compensation targets and compensation mix. Based on their review, the independent advisor advised that the benchmark roles were good market comparators and that the compensation targets for the CEO and senior executives appropriately reflected the Bank’s relative size and performance.

Given the disclosure provided by the Bank the Board believes Shareholders do have the information they need to judge the appropriateness of the Bank’s executive compensation arrangements. The Bank also has in place a “Say on Pay” advisory vote to provide shareholders with an opportunity to voice their say on executive compensation.

The Board recommends that Shareholders vote against Proposal No. 4.

Bank of Montreal Management Proxy Circular	58

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